INVESTOR DISCLOSURE PACKET

1463 Dot Ave MM LLC

(a Delaware limited liability company)

$200,000

Limited Liability Company Interests

1463 Dot Ave MM LLC

℅ TLee Development, LLC

1452 Dorchester Ave, 4th Floor

Boston, MA 02122

December 03, 2021

TABLE OF CONTENTS

FORM C

Required Company Disclosures

Purpose of This Form

A Company that wants to raise money using Regulation Crowdfunding must give certain information to prospective Investors, so Investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide. This form – Form C – is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations. In some cases, we've provided instructions for the Company completing this form.

§227.201(a) – Basic Information About the Company

Name of Company	1463 Dot Ave MM LLC
State of Organization (not necessarily where the Company operates, but the State in which the Company was formed)	Delaware
Date Company Was Formed (from the Company's Certificate of Incorporation)	August 5, 2021
Kind of Entity (Check One)	_____ Corporation __X___ Limited liability company _____ Limited Partnership
Street Address	% TLee Development 1452 Dorchester Ave, 4th Floor Boston, MA 02122
Website Address	https://tleedevelopment.com/

Company Instructions

A company may create a separate entity to raise money in an offering, so that investors are investing in the separate entity rather than in the company itself. The result is that the company itself will have only one investor – the SPV – added to its cap table rather than all the individual investors in the offering. An SPV of this kind is subject to special rules and limitations.

Will the Company use a special purpose vehicle (SPV) in this offering?

YES   _____

NO   _____X_____

§227.201(b) – Directors and Officers of the Company

Company Instructions

This question asks for information about each person who is an officer and director of the Company. By "officer," we mean a President, Vice-President, Secretary, Treasurer, Chief Financial Officer, Comptroller, or Chief Accounting Officer.

- Include anyone who serves in the role of an officer or director even if he or she doesn't have the title.
- If your Company is a limited liability company, include any individual who is a manager or an officer. If your LLC is managed by its members, include all members.
- If your Company is a general partnership, include any individual who is a general partner or an officer.
- Include officers and directors of the SPV if you are using one (and if they are different).

Person #1

Name	Travis Lee	
All positions with the Company and How Long for Each Position	**Position:** Manager of the Manager, TLee Development, LLC	**How Long:** Since inception
Business Experience During Last Three Years (Brief Description)	Principal of TLee Development, a real estate development company.	
Principal Occupation During Last Three Years	Developer of cross cultural real estate projects for low & moderate income Dorchester residents.	
Has this Person Been Employed by Anyone Else During the Last Three Years?	_____ Yes __X__ No	
If Yes, List the Name of the Other Employer(s) and its (their) Principal Business	**Name:** N/A	**Business:** N/A

§227.201(c) – Each Person Who Owns 20% or More of the Voting Power

Company Instructions

This question asks for the name of each person who owns 20% or more of the voting power of the Company.

This should be based on current ownership at the time you're filling in this form, *not* based on the ownership that will exist after your offering.

- If your Company is a corporation, make the 20% calculation based on who has the right to vote for the election of directors.
- If your Company is a limited liability company managed by its members, make the 20% calculation based on who has the right to make decisions.
- If your Company is a limited liability company managed by one or more managers, the manager(s) typically hold the "voting power."
- If your Company is a limited partnership, the general partner(s) typically hold the "voting power."

Name	Travis Lee
Name	

§227.201(d) – The Company's Business and Business Plan

About the Project

For years, residents have come to know Dorchester's Fields Corner as a diverse place where newcomers can find a home.[1] Vietnamese, Haitian Creole, Spanish, Cape Verdean Creole, and Portuguese can be heard as you walk down the street in this historic commercial district in Dorchester, the largest neighborhood in Boston, Massachusetts.[2][3] With the newly refurbished Fields Corner subway station only a few steps away, TLee Development (the Sponsor), plans to revitalize a small lot located at 1463 Dorchester Avenue, once home to the modest Gallagher Insurance office, into a new five-story mixed use building with 29 workforce housing apartments and 1325 square feet of commercial space (the Project).[4][5][6]

A transit-oriented development (TOD) area, the Project is designed to include bike parking and community space on the 5,331 square foot lot, but with no on-site parking. It has been designed to meet the City of Boston's Compact Living Pilot requirements.[7][8]

The design provides for a residential entry on Charles Street, while the retail/commercial space entrance faces the major commercial strip of Dorchester Avenue. In addition, 1463 Dot Ave. is designed to provide 29 income restricted rental units (affordable to households making at or below 90% AMI).

The design includes 25 studio units and four one-bedroom units. Three of the units are planned to be ADA accessible units, and an outdoor patio space for tenants is planned for the rear of the building. The units are expected to range from approximately 380 - 495 square feet in size.

Lease rates are expected to range from $1625 per month for a studio to $1750 per month for a one-bedroom. All of the residential rental units are planned to be deed restricted to households making at or below 90% of the Area Median Income and designated as Workforce Housing, which according to MASS Housing, "helps those burdened by market rents but earning too much to qualify for public subsidies."[9] Fair Market Rents in Boston range from $1724 for a studio to $1924 for a one-bedroom, according to HUD FY 2021.[10] Utility costs are expected to be lower than traditional new construction apartments, as the building has been designed with a high performance building envelope with plenty of insulation, air

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[1] https://www.bostonglobe.com/2021/04/28/business/development-comes-fields-corner-melting-pot-starts-boil/

[2] https://www.planning.org/greatplaces/neighborhoods/2014/fieldscorner.htm

[3] https://www.boston.gov/neighborhood/dorchester

[4] https://www.cambridgeseven.com/project/mbta-fields-corner/

[5]https://www.google.com/maps/place/1463+Dorchester+Ave,+Dorchester,+MA+02122/@42.3005682,-71.060103,3a,75y,279.15h,90t/data=!3m6!1e1!3m4!1sw6yS4o70MxU37qFbG8arTQ!2e0!7i16384!8i8192!4m5!3m4!1s0x89e37ba4a1981fe1:0x1f45396cbb6c3e30!8m2!3d42.3005619!4d-71.0602684

[6] https://tleedevelopment.com/

[7] https://www.boston.gov/departments/new-urban-mechanics/compact-living-pilot

[8] https://www.transit.dot.gov/TOD

[9] https://masshousing.com/renters/workforce-housing-list

[10]https://www.huduser.gov/portal/datasets/fmr/fmrs/FY2021_code/2021summary.odn?&year=2021&fmrtype=Final&selection_type=county&fips=2502507000

tightness, and quality windows and doors to Passive House standards. The commercial unit is expected to rent for about $4,000 per month.

Rent Comparison Source	Studio/Efficiency per month	1-Bedroom per month
1463 Dot Ave Rent (70% AMI Inclusionary Development Policy)[11]	$1086	$1269
1463 Dot Ave Rent (80% AMI MassHousing Program)[12]	$1676	$1788
1463 Dot Ave Rent (90% AMI WorkForce Housing Program)[13]	$1775	$1925
HUD FY 2021 Fair Market Rent for Boston[14]	$1724	$1942
August 2021 Average Rent in Boston - Zumper as referenced from Boston Magazine [15]	$1825	$2300

Nearly 50% of all renters in Boston were either severely or moderately rent burdened as of 2018.[16] As of August 2021, Boston has seen rents higher than before the Pandemic, with studio rents averaging at $1825 and one-bedroom rents averaging at $2,300. [17] [18]

The Sponsor has received zoning approval, acquired the land and plans to begin construction in Novemberof 2021.

Investors may also participate in certain decisions related to the property, by being elected as a member of the Project Oversight Committee. This committee will participate in some decisions related to the property such as rent increases, selection of retail tenants and property manager selection, and will participate in Annual Investor meetings to elect members of the Project Oversight Committee.

The project team includes:

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[11] http://www.bostonplans.org/getattachment/d9e5df6b-d465-497d-98be-8aad127b6160

[12] https://www.masshousing.com/-/media/Files/Developers/WorkforceHousing_Guidelines.ashx

[13] https://www.masshousing.com/-/media/Files/Developers/WorkforceHousing_Guidelines.ashx

[14]https://www.huduser.gov/portal/datasets/fmr/fmrs/FY2021_code/2021summary.odn?&year=2021&fmrtype=Final&selection_type=county&fips=2502507000

[15]https://www.google.com/url?q=https://www.bostonmagazine.com/property/2021/08/24/boston-fall-rent/&sa=D&source=editors&ust=1632266355195000&usg=AOvVaw3RVcX3kbk-FudDgzbB76hk

[16] https://www.jchs.harvard.edu/cost-burdens-rise-middle-income-households-most-metros

[17] https://www.investopedia.com/articles/personal-finance/080916/top-10-most-expensive-cities-us.asp

[18] https://www.bostonmagazine.com/property/2021/08/24/boston-fall-rent/

Developer	TLee Development, LLC, led by Travis Lee and founded in 2014. TLD develops cross-cultural real estate buildings for low- and moderate-income Dorchester residents.
Architect	Placetailor provides a holistic approach to design, blending architectural services with net zero and urban design practices.[19]
Community	CoEverything is a consulting firm that helps community-based clients bring their cooperative projects to life. [20]
Contractor	MCR Construction is a general contractor with over two decades of experience building housing in the Boston area with a focus on green building techniques.
Equity Partner	Healthy Neighborhoods Equity Fund II provides low-cost, patient capital to mixed-income, mixed-use, transit-oriented real estate developments in walkable urban and suburban neighborhoods.[21]
Lending Partner	MassHousing is an independent, quasi-public agency charged with providing financing for affordable housing in Massachusetts.[22]

The timeline for the Project is expected to be:

11/10/2021	Groundbreaking and construction starts
12/03/2021	Building permit approved
12/06/2021	Marketing Launch
01/15/2023	Construction completion
04/15/2023	Lease up complete and all tenants moved in

About the Team

Travis Lee is founder and owner of TLee Development LLC, the developer of 1463 Dorchester Avenue.[23] [24]

Travis is passionate about creating cross-cultural community building and economic development opportunities for low- and moderate-income Dorchester residents. A Dorchester resident himself, Travis has over 15 years of experience developing mixed-income housing and small businesses in his community.

Travis founded TLee Development (TLD) in 2014 with a core mission to help communities articulate and bring their visions to life. TLD works closely with community groups and civic associations to conceive,

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[19] https://www.placetailor.com/
[20] http://coeverything.co/
[21] https://www.hnefund.org/
[22] https://www.masshousing.com/
[23] https://tleedevelopment.com/
[24] https://www.linkedin.com/in/travismlee1/

plan, permit and construct various mixed-income and mixed-use properties in Dorchester. To date, TLD has over 80 residential units and 50,000 square feet of neighborhood commercial space in the planning, permitting or operational phases of development.[25] 100% of the residential units developed and owned by TLD are affordable to families making between 60%-90% of the area median income. In addition, TLD projects are designed and built to meet Passive House standards which reduces energy consumption and operating costs—ultimately creating a healthier environment for building occupants.

Prior to forming TLD, Travis served as a project manager in one of Boston's most historic and impactful community development corporations, Madison Park CDC.[26] While there, he oversaw the development of over 200 units of rental and homeownership housing as well as roughly 40,000 square feet of commercial space in the Roxbury neighborhood.

As an entrepreneur and small business owner in Dorchester, Travis's commitment to economic development in his neighborhood is personal. As co-founder of the Fields Corner Business Lab (2014), Travis has fostered collaboration among entrepreneurs, small businesses, and community development organizations to advance one of Dorchester's most promising business districts.[27] Travis also co-founded the Dorchester Brewing Company (2016), an AIA-award-winning partner-brewing facility and public Tap Room that has become neighborhood staple and citywide favorite.[28] [29] [30]

Dariela Villon-Maga is the Project Manager for 1463 Dot Ave and is leading the development efforts for this project. Her role is to guide the project from construction through lease-up. Prior to joining TLD, Dariela has been working in the affordable housing field for over a decade and has experience in construction, finance and property management. She was born and raised in Dorchester and has worked on seven mixed-use and multi-family projects in Boston.

Milton Bramble is the Assistant Project Manager for 1463 Dot Ave development and is an employee of TLD. He has worked for TLD for 2 years. He resides in the community he grew up in, Dorchester, Massachusetts - also the location of the 1463 Dot Ave project site. As a longtime Dorchester resident, Milton acts as community liaison for TLD, working with community organizations like the West of Washington Coalition. He has sought out and brought in new projects to TLD similar to the size and scope of 1463 Dot Ave, focusing primarily on developments in Dorchester, ranging from existing apartment buildings to new City-designated parcels for Workforce Housing.

Placetailor is the architect of record for 1463 Dot Avenue. The practice blends Net-Zero practices, urban design, and architecture with a fierce commitment to social, environmental, and housing justice[31]. Founded in 2008, Placetailor has designed over 25 projects in Boston neighborhoods. Projects focus on

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[25] https://tleedevelopment.com/residential

[26] http://www.madison-park.org/

[27] https://www.fieldscornerbusinesslab.com/

[28] https://www.dorchesterbrewing.com/

[29] https://www.dotnews.com/2020/dorchester-brewing-company-wins-coveted-aia-design-award

[30] https://boston.eater.com/2019/9/3/20831711/fall-restaurant-openings-guide-boston-2019

[31] https://www.placetailor.com/

net zero energy design and multi-family housing. An example of a recently completed project is Fort House - 5 market rate, high performance condos in the Roxbury neighborhood of Boston. [32]

CoEverything is acting as Community Engagement Consultant for the Project.[33] CoEverything's mission is to help clients bring their cooperative projects to life. CoEverything has guided the TLD team to build the plan for the Project Oversight Committee and is responsible for the marketing and outreach strategy for the Crowdfunding campaign. To accomplish this, cofounders Miriam Gee and Declan Keefe are facilitating a group of community advisors, all long-time BIPOC Dorchester residents, to work on Community Outreach for this project. Included in outreach was an education workshop series called "Real Estate for All", which focused on real estate development financing and community ownership, and which was well attended.

MCR Construction is the general contractor and has been building and renovating properties in the Boston area for over two decades. Owner Manuel Reynoso emigrated from Guatemala in 1986. He trained as a union mason and carpenter and was licensed as a general contractor in 1992. Over the years, MCR has worked with many private homeowners, small businesses, community development organizations, governmental agencies, and nonprofits. Recently, MCR completed a 10-unit LEED Platinum rated affordable condominium project for Just-A-Start Corporation with YouthBuild apprentices.[34]

About the Change

SMALL CHANGE INDEX™



MOBILITY



COMMUNITY



ECONOMIC VITALITY

MOBILITY		COMMUNITY		ECONOMIC VITALITY	
Urban location	✓	Street life	✓	Underserved community	✓
Walkable	✓	Third Place	✓	Jobs Created	✓
Bike friendly	✓	Park or Plaza	✓	Incubator	
Business Corridor	✓	Building reuse or infill	✓	Diverse workforce	✓
Public or other transit	✓	Affordable housing	✓	Green features	✓
Fix your own transport	✓	Fresh food access	✓	Even more green	✓
Transit oriented development	✓	Minimized site disturbance		Reduced parking	✓

About the Offering

The Company is engaged in a Regulation Crowdfunding (Reg CF) offering (the "Offering") to raise money to build, manage and rent 29 workforce housing apartments and a 1,300 square foot commercial space at 1463 Dorchester Avenue, in Dorchester, Massachusetts.

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[32] https://www.placetailor.com/study/fort-house/

[33] https://coeverything.co/

[34] https://www.cambridgema.gov/CDD/Projects/Housing/821825mainstreet

We are trying to raise a maximum of $200,000, but we will move forward with the Project and use investor funds if we are able to raise at least $50,000 (the "Target Amount"). If we have not raised at least the Target Amount by March 31, 2022, EST (the "Target Date"), we will terminate the Offering and return 100% of their money to anyone who has subscribed.

The minimum you can invest in the Offering is $500. Investments above $500 may be made in $250 increments (e.g., $750 or $1,000, but not $1,136). An investor may cancel his or her commitment up until 11:59 pm on March 29, 2022 (i.e., two days before the Target Date). If we have raised at least the Target Amount we might decide to accept the funds and admit investors to the Company before the Target Date; in that case we will notify you and give you the right to cancel.

After we accept the funds and admit investors to the Company, whether on the Target Date or before, we will continue the Offering until we have raised the maximum amount.

Investments under Reg CF are offered by NSSC Funding Portal, LLC, a licensed funding portal.

About the Market

This project is expected to fill a crucial need for transit-accessible workforce housing in Dorchester, Boston's largest and most diverse neighborhood.[35] [36] Future tenants would have the opportunity to live adjacent to the MBTA Red Line station and the vibrant and historic Fields Corner commercial corridor which offers many new and longtime restaurants, grocery stores, banks, and other amenities.

Boston's population is projected to increase by almost 70,000 over the next decade, with middle-income households accounting for 29% of that growth.[37] To meet the demand and ensure that middle-income households are not priced out of both new market-rate and subsidized units, the city has committed to producing 20,000 middle-income units over the next 10 years.[38] 1463 Dot Ave. would contribute to this ambitious goal in the Fields Corner area of Dorchester, a neighborhood offering direct access to restaurants, grocery stores, banks, parks, public transit and other important neighborhood services and amenities.[39]

Fields Corner, adjacent to the Property, is within walking distance of key transit nodes including the MBTA Fields Corner Red Line Station and multiple high frequency bus routes. One of the last places in the city to maintain its "old charm," Fields Corner celebrates its local stalwarts like the Blarney Stone and Anh Hong,

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[35]https://www.brookings.edu/research/fixing-greater-bostons-housing-crisis-starts-with-legalizing-apartments-near-transit/

[36] https://www.boston.gov/neighborhood/dorchester

[37] https://www.boston.gov/finance/housing-changing-city-boston-2030

[38] https://docs.google.com/document/d/1WRWTkvId7_hAKiKz-_F8-J_HCq5mCrWKxBUeFOVgwaM/edit

[39] https://www.walkscore.com/MA/Boston/Fields_Corner_West

as well as its newcomers, including a new Target and restaurants like Coco Leaf, 50Kitchen, home.stead Bakery and Cafe.[40] [41] [42] [43]

In addition, the unit mix planned for the project (21 studios and eight one-bedrooms) was carefully designed to meet the growing demands of the neighborhood and city at large. According to ACS 2015 - 2019 estimates, Dorchester currently has about 1,100 studio apartments and 7,300 one-bedroom apartments while there are roughly 15,000 households in Dorchester with only one person.[44] And with a median income of about $55,000 per year, this income would support the project's proposed rents which range from $1086 per month to about $1925 per month depending on the applicant's income and desired unit size.

Fields Corner is one of the largest neighborhood commercial hubs in Boston, home to over 200 shops, services, and restaurants.[45] In the mid-18th century, Fields Corner transformed from farmland to bustling commercial thoroughfare, supporting a high density of small independent businesses across a range of sectors.[46] In fact, the neighborhood is named after a general store opened by brothers Enos and Isaac Field at the intersection of Adams Street and Dorchester Avenue.[47]

Today, ethnic and cultural diversity are the foundation of Fields Corner's economic vitality. Recognized in 2014 as one of "10 Great Neighborhoods in America" by the American Planning Association, Fields Corner is home to African American, Cape Verdean, Irish, Latino businesses and residents, and Vietnamese.[48] It also has a rich architectural heritage that connects Boston's past to its present. The architectural landscape is marked by a collection of 20th-century cast stone commercial buildings, along with key landmarks: One Fields Corner (also known as the Lenane Building); One Arcadia Place (formerly the Fields Corner Municipal Building listed on the National Register of Historic Places); an original Loews Theatre; and the O'Hearn Storage building (formerly the Dorchester Music Hall).[49]

Key Deal Points

- **Community centered.** Led by and developed for longtime Dorchester residents.
- **Democratic.** Investors elected to a Project Oversight Committee.
- **Income Restricted Housing.** For those burdened by market rents.
- **Transit-oriented.** Newly refurbished MBTA station is just steps away.
- **Net-zero.** Low energy, high-performance, sustainable design.
- **Construction started.** Permit secured and groundbreaking is underway.

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[40] https://www.bostonglobe.com/2021/04/28/business/development-comes-fields-corner-melting-pot-starts-boil/
[41] https://www.cocoleafboston.com/
[42] https://50kitchen.com/our-menu/
[43] https://dorchesterhomestead.com/
[44] https://data.census.gov/cedsci/
[45] https://www.cityofboston.gov/images_documents/Fields%20Corner_tcm3-25312.pdf
[46] http://boston.neighborhoodx.com/neighborhoods/5343
[47] https://www.fieldscorner.org/about-1
[48] https://www.planning.org/greatplaces/neighborhoods/2014/fieldscorner.htm
[49] https://historicboston.org/historic-buildings-at-center-of-fields-corner-development-proposal/

- **Experienced Developer.** Proven history in affordable housing development.

About the Finances

Total acquisition and development costs are expected to be approximately $9,650,000. We plan to finance these costs through two MassHousing loans totaling $8,000,000, an equity investment of $1,350,000 to be made by the Healthy Neighborhoods Equity Fund (HNEF), $200,000 through this crowdfunding offering and a $100,000 equity investment by the Sponsor on the same terms as the crowdfunding investors.[50] [51] If the maximum goal of this offering is not reached, the Sponsor plans to make up any shortfall.

The Mass Housing Senior Permanent Loan of $5,500,000 has a 40-year term, with an interest rate of 3.11% basis points over the ten-year treasury rate. This loan will be paid off at year 40 in monthly payments of principal and interest with no balloon payment due.

The Mass Housing Workforce Fund is the Subordinate debt and has a term of 15 years. The Workforce Housing Program is providing $100,000 of subsidy per unit of income-restricted and deed restricted affordable housing, for a total of $2,500,000. Monthly payments of 2% interest only will be made for 15 years. The loan balloons at year 15 but may be reset and reassessed every 15 years.

The Healthy Neighborhoods Equity Fund (HNEF) - is investing $1,350,000 in equity into the project. The Fund plans to exit the project at year seven or later. At their exit, their equity in the project will be subject to a valuation.

We plan to refinance both HNEF and Investor Member equity at the same time in the seventh year of operations, based on this valuation. The project is expected to be refinanced with either bank financing or a replacement equity investor.

Lastly, the Sponsor has already invested $300,000 of equity into the project in order to secure the $7,500,000 Construction Loan from Massachusetts Housing Investment Corporation (MHIC) which has a two-year maturity and a rate of 3.75%.[52] Based on the amount of equity raised through this offering, the Small Change Investor Members will replace a portion of that equity, ranging from $50,000 (the minimum target of this offering) and $200,000 (the maximum goal).

The following table is a summary of anticipated sources and uses of funds. See Exhibit A for further detail.

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[50] https://www.masshousing.com/

[51] https://www.hnefund.org/

[52] https://housingpartnership.net/about/members/massachusetts-housing-investment-corporation

Sources	Amount
MassHousing Permanent Loan (Senior Debt)	5,500,000
MassHousing Workforce Fund (Subordinate Debt)	2,500,000
Healthy Neighborhoods Equity Fund (HNEF)	1,350,000
Sponsor equity (on an equal basis with investor members)	100,000
Small Change Investor Members	200,000
Total	**9,650,000**
Uses	
Acquisition	1,200,000
Construction costs	6,195,000
Soft costs	1,505,000
Reserves, developer fee & overhead	750,000

The Company expects cash flow from operations to increase from approximately $67,320 in year one to approximately $109,714 in year four and $157,878 in year seven. For more detail review *Exhibit B: Operating Proforma.*

Investor Return

If the Company is profitable, it will make distributions to its owners from time to time. Cash to be distributed will flow from the project entity, 1463 Dot Ave, LLC, after all bank loans, expenses and returns to institutional investors are paid.

Under the Company's LLC Agreement, the source of the distribution is immaterial. Instead, all distributions will be made in the following order of priority:

- First, the Available Cash, if any, shall be distributed to the Investor Members, including Sponsor in its role as Investor Member, until they have received up to a 6% return of their Unreturned Investment.

- Second, the balance of the Available Cash, if any, shall be distributed to the Investor Members, including Sponsor in its role as Investor Member, until they have received any shortfall in their 6% return of their Unreturned Investment for any prior year.

- Third, the balance of the Available Cash, if any, shall be distributed to the Investor Members, including Sponsor in its role as Investor Member, until they have received a full return of their

Unreturned Investment.

- ● Fourth, the balance of the Available Cash, if any, shall be distributed to the Investor Members, including Sponsor in its role as Investor Member, until they have received an additional 20% return on their initial Investment.

Please see the highlighted line in *Exhibit B: Operating Proforma*, for the anticipated cash flow that will be distributed to the Company.

You can trace how distributions will flow to HNEF in Section 10.03 "Distributions of Cash Flow" of the 1463 Dot Ave LLC Operating Agreement (*Exhibit J).* Once distributions are made to HNEF per that agreement, all remaining cash will flow to the Company to be distributed to investor members.

COVID19 Disclosure

The Covid-19 pandemic has caused severe social, economic, and public health challenges in Boston, from high rates of unemployment and economic insecurity, to increases in construction costs in a development market that was relatively expensive before the pandemic.[53] [54] Although, as of the launch of this offering, the economy has begun to bounce back with the easing of government restrictions, increases in vaccinations, and the creation of new jobs, it is hard to predict when the city's economy will fully recover as the pandemic continues on. Given this uncertainty, this project could face the following positive and negative impacts:

- ● Despite a halt to construction projects in March 2020, construction activity in Boston has almost resumed to pre-pandemic levels, so we expect to adhere to our construction timeline. However, if there is another surge in COVID-19 cases, construction may be halted once more, which could affect our timeline.

- ● Materials prices have continued to increase throughout the pandemic.[55] In addition, another surge in COVID-19 cases could slow down international supply chains of materials. At the same time, the federal stimulus and state and local initiatives have made many resources available to ensure that small businesses, like our subcontractors, remain stable.[56] [57] Therefore, our construction timeline also depends on the pace of the pandemic and the availability of small business resources.

- ● As the city's academic institutions welcome students back, vacancies and rental prices have returned to pre-pandemic levels and the search for rental housing has become more competitive.[58] Even so, many households are still facing economic insecurity and a high housing

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[53] http://www.bostonplans.org/getattachment/34b4a72f-68dc-447d-ba7d-06ce9b9db6c6

[54] https://www.tbf.org/news-and-insights/reports/2020/september/greater-boston-housing-report-card-equity-and-resilience-20200923

[55] https://www.jdsupra.com/legalnews/material-cost-escalation-delays-and-3911119/

[56] https://www.uschamber.com/co/start/strategy/federal-small-business-stimulus-aid-programs-guide

[57] https://www.mass.gov/guides/assisting-small-businesses-recovering-from-the-covid-19-crisis

[58] https://www.wbur.org/news/2021/09/17/greater-boston-rental-housing-allston-covid

cost burden.[59] This makes the income-restricted housing offered by this project a particularly valuable asset in Boston. We feel confident that we will be able to maintain our lease-up and rental timeline.

§227.201(e) – Number of Employees

Company Instructions
This question asks only for the *number* of your employees, not their names.
- This information should be based on current employees, not those you intend to hire with the proceeds of the offering.
- Include both full-time and part-time employees.
- Include only people who are W-2 employees for tax purposes. Don't include people who are 1099 independent contractors.

The Company currently has 0 employees.

§227.201(f) – Risks of Investing

Required Statement:

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, Investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Additional statement:

There are numerous risks to consider when making an investment such as this one and financial projections are just that - projections. Returns are not guaranteed. Conditions that may affect your investment include unforeseen construction costs, changes in market conditions, and potential disasters that are not covered by insurance. Review the attached *Exhibit C: Risks of Investing* for a more expansive list of potential risks associated with an investment in this Company.

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[59] https://www.tbf.org/news-and-insights/reports/2021/jun/greater-boston-housing-report-card-2021

Unless otherwise noted, the images on the offering page are used to convey the personality of the neighborhood in which the project is planned. Properties shown in these images are not included in the offering and Investors will not receive an interest in any of them.

§227.201(g) – Target Offering Amount and Offering Deadline

Company Instructions

This question asks for the "target offering amount." That means the *minimum* amount of money you're trying to raise in this offering. For example, if you're trying to raise a minimum of $600,000 but would accept up to $800,000, your "target offering amount" would be $600,000. This question also asks for the "offering deadline." That means the date when, if you haven't raised at least the target offering amount, you'd call off the offering and return any money to Investors.

Target Offering Amount $50,000

Offering Deadline   March 31, 2022

Required Statement:

If the sum of the investment commitments does not equal or exceed the Target Offering Amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned.

§227.201(h) – Commitments that Exceed the Target Offering Amount

Company Instructions:

This question asks whether the Company will accept more money from Investors once the Target Offering Amount is raised and, if so, how you will deal with "oversubscriptions." The question deals only with this offering – it's not asking whether you will try to raise more money in the future.

Will the Company accept commitments that exceed the Target Offering Amount?	__X__ Yes _____ No
What is the maximum you will accept in this Offering (it may not exceed $5,000,000)?	$200,000
If Yes, how will the Company deal with the oversubscriptions?	_____ We will reduce the subscription of every Investor (including those whose commitments made up the Target Offering Amount) on a *pro-rata* basis, so that every Investor who subscribes will be able to participate. __X__ We will accept subscriptions on a first-come, first-served basis. _____ Other (explain):

§227.201(i) – How the Company Intends to Use the Money Raised in the Offering

Company Instructions

If you're reasonably sure how you're going to use somee money, use the first table below. If you're not yet sure, you should identify and describe each probable use and the factors you might consider in making a final decision. And if your answer to question 201(h) above was that Yes, you will accept commitments that exceed the Target Amount, then you should also briefly describe how you will spend those "extra" dollars in the second table.

The Company is Reasonably Sure it Will Use the Money as Follows:

If we raise the target amount of $50,000:

Use of Money	How Much (approximately)
Cost of Construction	$50,000
TOTAL	**$50,000**

If we raise the maximum goal of $200,000:

Use of Money	How Much (approximately)
Cost of Construction	$200,000
TOTAL	**$200,000**

§227.201(j) – The Investment Process

To Invest

- Review this Form C and the business plan, and the Campaign Page;
- If you decide to invest, press the *Add Some Change* button
- Follow the instructions

To Cancel Your Investment

Send an email to hello@smallchange.co no later than 48 hours before the Offering Deadline. In your email, include your name and the name of the Company.

Note

For more information about the investment and cancellation process, see the Educational Materials on Small Change.[60] See also the Investment Agreement attached, *Exhibit D: Reg CF Investment Agreement.*

Required Statements

Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline.

Small Change will notify Investors when and if the Target Offering Amount has been raised.

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[60] www.smallchange.co

If the Company reaches the Target Offering Amount before the Offering Deadline, it may close the offering early if it provides notice about the new Offering Deadline at least five business days before such new Offering Deadline, absent a material change that would require an extension of the offering and reconfirmation of the investment commitment.

If an Investor does not cancel an investment commitment before the 48-hour period before the Offering Deadline, the funds will be released to the Company upon closing of the offering and the Investor will receive securities in exchange for his or her investment.

§227.201(k) – Material Changes

Required Statement

If an Investor does not reconfirm his or her investment commitment after a material change is made to the offering, the Investor's investment commitment will be cancelled, and the committed funds will be returned.

Explanation for Investors

A "material change" means a change that an average, careful Investor would want to know about before making an investment decision. A material change could be good or bad. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be cancelled, your funds will be returned to you, and you will not receive any securities.

§227.201(l) – Price of the Securities

The Company is offering "securities" in the form of limited liability company interests, which we refer to as "Investor Shares." The price is $1.00 per Investor Share.

We arrived at the price of Investor Shares as follows:

- We estimated how much money we need to complete the project.
- We estimated the value of the project when it's completed.
- We estimated what we believe is a fair return to Investors.
- Based on those estimates, we established the manner for sharing profits in our LLC Agreement.

§227.201(m) – Terms of the Securities

Overview

The Company is offering "securities" in the form of limited liability company interests, which we refer to as "Investor Shares." When you purchase an Investor Share, you will become an owner of the Company, which is a Delaware limited liability company. Your ownership will be governed by the limited liability company Agreement of the Company dated November 9, 2021, and any amendments to that agreement (whether adopted now or in the future), which are together referred to as the "LLC Agreement." A copy of the LLC Agreement is attached as *Exhibit F: LLC Agreement.*

Your Right to Distributions

If the Company is profitable, it will make distributions to its owners from time to time. Under the LLC Agreement, the source of the distribution is immaterial. Instead, all distributions will be made in the following order of priority:

- First, the Available Cash, if any, shall be distributed to the Investor Members, including Sponsor in its role as Investor Member, until they have received up to a 6% return of their Unreturned Investment.

- Second, the balance of the Available Cash, if any, shall be distributed to the Investor Members, including Sponsor in its role as Investor Member, until they have received any shortfall in their 6% return of their Unreturned Investment for any prior year.

- Third, the balance of the Available Cash, if any, shall be distributed to the Investor Members, including Sponsor in its role as Investor Member, until they have received a full return of their Unreturned Investment.

- Fourth, the balance of the Available Cash, if any, shall be distributed to the Investor Members, including Sponsor in its role as Investor Member, until they have received an additional 20% return on their initial Investment.

For any year that the Company realizes a taxable profit or gain, the Company will try to distribute at least enough money to you to pay any associated Federal and State income tax liabilities.

Obligation to Contribute Capital

Once you pay for your Investor Shares, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

No Voting Rights

Although you will be an owner of the Company, you will generally not have the right to vote or otherwise participate in the management of the Company. Instead, the Manager will control all aspects of the Company's business. For all practical purposes you will be a passive Investor.

No Right to Transfer

Investor Shares will be illiquid (meaning you might not be able to sell them) for four reasons:

- The LLC Agreement prohibits the sale or other transfer of Investor Shares without the Manager's consent.
- If you want to sell your Investor Shares the Manager will have the first right of refusal to buy it, which could make it harder to find a buyer.
- Even if a sale were permitted, there is no ready market for Investor Shares, as there would be for a publicly-traded stock.

- For a period of one year, you won't be allowed to transfer the Investor Shares except (i) to the Company itself, (ii) to an "accredited" Investor, (iii) to a family or trust, or (iii) in a public offering of the Company's shares.

As a result, you should plan to hold your Investor Shares until the Company is dissolved.

Modification of Terms of Investor Shares

The terms of the Investor Shares may not be modified or amended.

Other Classes of Securities

As of now, the Company has only two classes of securities: Investor Shares and Sponsor Shares. The Investors in this Offering (which may include the Sponsor and its affiliates) will own all the Investor Shares, while all of the Sponsor Shares will be owned by the Manager.

The owner of the Sponsor Shares has the right to receive the distributions described above.

Whereas the owners of the Investor Shares have no right to vote or otherwise participate in the management of the Company, the Manager, who will own all the Sponsor Shares, has total control over all aspects of the Company and its business.

Dilution of Rights

Under the LLC Agreement, the Manager has the right to create additional classes of securities, including classes of securities with rights that are superior to those of the Investor Shares. For example, the Manager could create a class of securities that has the right to vote and/or the right to receive distributions before the Investor Shares.

The Person Who Controls the Company

Travis Lee owns all of the interests in the Manager, and the Manager has complete control over the Company. Therefore, Mr .Lee effectively controls the Company.

How the Manager's Exercise of Rights Could Affect You

- The Manager has full control over the Company and the actions of the Manager could affect you in a number of different ways, including these:
- The Manager decides whether and when to sell the project, which affects when (if ever) you will get your money back. If the Manager sells the project "too soon," you could miss out on the opportunity for greater appreciation. If the Manager sells the project "too late," you could miss out on a favorable market.
- The Manager decides when to make distributions, and how much. You might want the Manager to distribute more money, but the Manager might decide to keep the money in reserve or invest it into the project.
- The Manager could decide to hire himself or his relatives to perform services for the Company and establish rates of compensation higher than fair market value.
- The Manager could decide to refinance the project. A refinancing could raise money to distribute, but it could also add risk to the project.
- The Manager decides on renting the project, including the terms of any lease.

- The Manager decides how much of its own time to invest in the project.
- The Manager could decide to raise more money from other Investors and could decide to give those Investors a better deal.

How the Securities are Being Valued

The price of the Investor Shares was determined by the Manager based on the Manager's opinion about the value of the project.

The Manager doesn't expect there to be any reason to place a value on the Investor Shares in the future. If we had to place a value on the Investor Shares, it would be based on the amount of money the owners of the Investor Shares would receive if the project were sold.

Risks Associated with Minority Ownership

Owning a minority interest in a Company comes with risks, including these:

- The risk that the person running the Company will do a bad job.
- The risk that the person running the Company will die, become ill, or just quit, leaving the Company in limbo.
- The risk that your interests and the interests of the person running the Company aren't really aligned.
- The risk that you'll be "stuck" in the Company forever.
- The risks that the actions taken by the person running the Company – including those listed above under "How the Manager's Exercise of Rights Could Affect You" – won't be to your liking or in your interest.

§227.201(n) – The Funding Portal

The Company is offering its securities through NSSC Funding Portal, LLC, which is a "Funding Portal'' licensed by the Securities and Exchange Commission and FINRA. The SEC File number is 007-00012 and the Funding Portal Registration Depository (FPRD) number is 282942.

§227.201(o) – Compensation of the Funding Portal

The Company will compensate NSSC Funding Portal, LLC as follows:

An administrative fee of $2,500; plus

A success fee equal to 5% of the amount raised.

NSSC Funding Portal, LLC owns no interest in the Company, directly or indirectly, and will not acquire an interest as part of the Offering, nor is there any arrangement for NSSC Funding Portal, LLC to acquire an interest.

§227.201(p) – Indebtedness of the Company

Creditor	Amount	Interest rate	Maturity Date	Other Important Terms
None	N/A	N/A		

Explanation for Investors

The indebtedness listed in that table is our "material" indebtedness, meaning indebtedness that is significant relative to the value of the Company as a whole. In addition to the indebtedness listed in the table, we also have miscellaneous "trade debt," meaning debt to trade creditors like landlords, lawyers, and accountants, of about $0 in total.

§227.201(q) – Other Offerings of Securities within the Last Three Years

Company Instructions

If you've raised money from third parties, then you've conducted an offering of securities. This question asks for all such offerings within the last three years.

● Don't include money invested by the principals of the Company
● Don't include money you've borrowed from banks or other financial institutions
● Don't include credit card debt
● Third parties includes friends and family members
● Do include money you borrowed (not from banks or other financial institutions)
● Do not include this Regulation Crowdfunding offering
●

Date Offering Began	Offering Exemption	Type of Securities	Amount Sold	How the Money was Used
None	N/A	N/A	N/A	

§227.201(r) – Transactions Between the Company and "Insiders"

Company Instructions

The term "transaction" means any business transaction, including stock purchases, salaries, property rentals, consulting arrangements, guaranties, etc.

● Include only transactions that occurred since the beginning of your last fiscal year (the one before the current fiscal year) and transactions that are currently planned.
● Include only transactions that involved an amount of money (or other value) greater than 5% of the total amount you've raised in Regulation Crowdfunding during the last 12 months, plus the Target Offering Amount for the current Offering. For example, if you haven't raised money using Regulation Crowdfunding before, and your current Target Offering Amount is $600,000, include only transactions that involved more than $30,000 each.
● Include only transactions between the Company and:
  o Anyone listed in your answer to question 227.201(b); or
  o Anyone listed in your answer to question 227.201(c); or
  o If the Company was organized within the last three years, any promotor you've used; or
  o Any family member of any of those people, meaning a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent (meaning someone you live with and can't stand), sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, including adoptive relationships; or
  o Any corporation or other entity in which any of those people owns an interest.

Description of Transaction	Date of Transaction	Name of Insider	Relationship to Company	Value of Insider's Interest in Transaction
Developer fee	Upon construction completion & stabilization	TLDevelopment	Manager	$200,000
Developer overhead	Upon construction completion & stabilization	TLDevelopment	Manager	$200,000

§227.201(s) – The Company's Financial Condition

Liquidity

The Company was organized under the Delaware Limited liability company Act on August 5,2021. As of now, we have not yet begun operations other than those associated with general start-up and organizational matters. We have no revenues and very minimal liquid resources (cash).

We intend to use the proceeds of this Offering to buy and operate the project, as described in our business plan, as soon as the Offering closes. We will also use debt (borrow money) to finance a portion of the costs.

If we cannot raise money in this Offering, or cannot borrow money on the terms we expect, then the Company will probably dissolve.

Capital Resources

As of now, we have not purchased any assets or entered into any agreements to do so. We expect to buy the project as soon as we raise money from Investors in this Offering.

Other than the proceeds we hope to receive from the Offering, our only other source of capital is the loan from the bank.

Historical Results of Operations

The Company is in the development stage and has no history of operations.

Changes and Trends

We are not aware of any changes or trends in the financial condition or operations of the Company since the date of the financial information provided in this Form C.

[The Financial Condition of the SPV]

[The SPV was formed for the sole purpose of facilitating the offering of the Company. It has no assets and no liabilities and will not engage in any business.]

§227.201(t) – The Company's Financial Statements

Our financial statements are attached as *Exhibit H: Financial Statements*

§227.201(u) – Disqualification Events

Explanation for Investors

A Company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the Company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read more about those rules in the Educational Materials posted on SmallChange.co). This item requires a Company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

A Company called CrowdCheck ran background checks on the principals of the Company (i.e., those covered by this rule). You can see the CrowdCheck reports attached as *Exhibit I: Background Checks.*

For the Company, the answer is No, none of the designated people committed any of the prohibited acts, ever.

§227.201(v) – Updates on the Progress of the Offering

You can track our progress in raising money on the Offering page.

227.201(w) – Annual Reports for the Company

We will file a report with the Securities and Exchange Commission annually and post the report on our website at https://tleedevelopment.com/ no later than 120 days after the end of each fiscal year.

It's possible that at some point, the Company won't be required to file anymore annual reports. We will notify you if that happens.

§227.201(x) – Our Compliance with Reporting Obligations

Explanation for Investors

This item requires a Company to disclose whether it has ever failed to file the reports required by Regulation Crowdfunding.

The Company has never raised money using Regulation Crowdfunding before, and therefore has never been required to file any reports.

§227.201(y) – Other Important Information Prospective Investors Should Know About

Company Instructions
Read through everything you've told prospective Investors on this Form C, in the business and in *Exhibit C: Risks of Investing.* Is there anything else important you would tell your grandmother if she were considering an investment? Something about the neighborhood where the project is located? The builder? The local economy? Anything at all? If so, list it here.

These is no more information to share.

§227.201(z) – Testing the Waters Materials

Company Instructions

Under SEC Rule 206 a company that is considering a Regulation Crowdfunding offering may solicit indications of interest, while under SEC Rule 241 a company that is considering some offering of securities but hasn't decided what type of offering may also solicit indications of interest. This is often referred to as "testing the waters."

If you have relied on Rule 206 to solicit indications of interest you must include a copy of any written materials you used and a written transcript of any audio/visual materials.

If you have relied on Rule 241 to solicit indications of interest you must include a copy of any written materials you used and a written transcript of any audio/visual materials, but only for solicitations made within 30 days before your Regulation Crowdfunding offering goes live.

Explanation for Investors

This item requires a Company to provide certain materials it has used to solicit indications of interest in its offering (i.e., to "test the waters") before the offering became effective.

The Company did not test the waters.

EXHIBIT A: SOURCES AND USES

Sources:	Amount:
MassHousing Permanent Loan	5,500,000
MassHousing Workforce Fund (Subordinate Debt)	2,500,000
Healthy Neighborhood Equity Fund (HNEF)	1,350,000
Sponsor equity (on an equal basis with investor members)	100,000
Small Change Investor Members	200,000
Total	**9,650,000**
Uses:	**Amount:**
Acquisition Cost	1,200,000
Acquisition Subtotal	**1,200,000**
Construction Cost	5,900,000
Construction Contingency	295,000
Construction Subtotal	**6,195,000**
Architecture & Engineering	265,000
Survey, Civil and Permits	80,000
Clerk of the Works	35,000
Environmental/Geo Engineer	17,500
Bond Premium	61,500
Legal	45,000
Title and Recording	30,000
Accounting & Cost Cert.	15,000
Marketing and Rent Up	70,000
Real Estate Taxes	15,000
Insurance	65,000
Appraisal	7,500
Security	5,000
Construction Loan Interest	225,000
Inspecting Engineer	30,000
Fees to: HNEF (Lender)	10,000
Fees to: MassHousing (Lender)	123,050

Other Financing Fees: MHIC	85,000
Other: Utility Backcharges	200,000
Crowdfunding Fees	15,000
Soft Cost Contingency	105,450
General Development Cost Subtotal:	**1,505,000**
Capitalized Reserves	350,000
Developer Overhead	200,000
Developer Fee	200,000
Fee, Overhead, Reserves Subtotal:	**750,000**
Total Development Cost	**9,650,000**

EXHIBIT B: OPERATING PROFORMA

Calendar Year:	Year 1 2023	Year 2 2024	Year 3 2025	Year 4 2026	Year 5 2027	Year 6 2028	Year 7 2029
INCOME:							
Income-restricted Units Below 70% AMI	58,515	60,271	62,079	63,941	65,859	67,835	69,870
Income-restricted Units Below 80% AMI	43,035	44,326	45,656	47,026	48,437	49,890	51,386
Income-restricted Units Below 90% AMI	516,511	532,007	547,967	564,406	581,338	598,778	616,741
Gross Potential Income	*618,062*	*636,604*	*655,702*	*675,373*	*695,634*	*716,503*	*737,998*
Less vacancy (3.5%)	-21,632	-22,281	-22,950	-23,638	-24,347	-25,078	-25,830
Effective Gross Residential Income	596,430	614,322	632,752	651,735	671,287	691,425	712,168
Commercial Income	*39,000*	*39,000*	*39,000*	*39,000*	*39,000*	*39780*	*40576*
Less vacancy (10%)	-3,900	-3,900	-3,900	-3,900	-3,900	-3,978	-4,058
Net Commercial Income	35,100	35,100	35,100	35,100	35,100	35,802	36,518
Effective Rental Income	**631,530**	**649,422**	**667,852**	**686,835**	**706,387**	**727,227**	**748,686**
Other Income: Laundry	3,750	3,750	3,750	3,750	3,750	3,750	3,750
TOTAL GROSS INCOME:	**635,280**	**653,172**	**671,602**	**690,585**	**710,137**	**730,977**	**752,436**
EXPENSES:							
Property Management Fee	30,000	30,600	31,212	31,836	32,473	33,122	33,785
Administrative	30,200	30,804	31,420	32,048	32,689	33,343	34,010
Maintenance	45,000	45,900	46,818	47,754	48,709	49,684	50,677
Security	2,400	2,448	2,497	2,547	2,598	2,650	2,703
Electrical	4,000	4,080	4,162	4,245	4,330	4,416	4,505
Water & Sewer	13,920	14,059	14,200	14,342	14,485	14,630	14,776
Replacement Reserve	10,440	10,649	10,862	11,079	11,301	11,527	11,757
Real Estate Taxes	52,000	53,040	54,101	55,183	56,286	57,412	58,560
Insurance	30,000	30,600	31,212	31,836	32,473	33,122	33,785
TOTAL OPERATING EXPENSES:	**217,960**	**222,180**	**226,483**	**230,871**	**235,345**	**239,907**	**244,559**
Per Unit Per Year	*7,515.86*	*7,661.38*	*7,809.76*	*7,961.06*	*8,115.33*	*8,272.65*	*8,433.05*
NET OPERATING INCOME:	**417,320**	**430,992**	**445,119**	**459,714**	**474,792**	**491,071**	**507,878**
DEBT SERVICE:							
Mass Housing Permanent Loan	300,000	300,000	300,000	300,000	300,000	300,000	300,000
Debt Service Coverage Ratio	*1.39*	*1.44*	*1.48*	*1.53*	*1.58*	*1.64*	*1.69*
MassHousing Workforce Fund (Subordinate Debt; Interest Only)	50,000	50,000	50,000	50,000	50,000	50,000	50,000
DSCR on all loans	1.19	1.23	1.27	1.31	1.36	1.40	1.45
TOTAL DEBT SERVICE:	**350,000**	**350,000**	**350,000**	**350,000**	**350,000**	**350,000**	**350,000**
CASH FLOW:	**67,320**	**80,992**	**95,119**	**109,714**	**124,792**	**141,071**	**157,878**
HNEF II Institutional Investor Returns	60,588	72,893	85,607	98,743	87,170	101,426	129,091
REMAINING CASH FLOW:	**6,732**	**8,099**	**9,512**	**10,971**	**37,622**	**39,644**	**28,786**

EXHIBIT C: RISKS OF INVESTING

THE PURCHASE OF SECURITIES FROM THE COMPANY IS SPECULATIVE AND INVOLVES SIGNIFICANT RISK, INCLUDING THE RISK THAT YOU WILL LOSE SOME OR ALL OF YOUR MONEY. THIS INVESTMENT IS SUITABLE ONLY FOR INVESTORS WHO FULLY UNDERSTAND AND ARE CAPABLE OF BEARING THE RISKS.

SOME OF THE RISKS ARE DESCRIBED BELOW. THE ORDER IN WHICH THESE RISKS ARE DISCUSSED IS NOT INTENDED TO SUGGEST THAT SOME RISKS ARE MORE IMPORTANT THAN OTHERS.

Risks Associated with the Real Estate Industry.

Speculative Nature of Real Estate Investing. Real estate can be risky and unpredictable. For example, many experienced, informed people lost money when the real estate market declined in 2007-2008. Time has shown that the real estate market goes down without warning, sometimes resulting in significant losses. Some of the risks of investing in real estate include changing laws, including environmental laws; floods, fires, and other acts of God, some of which may not be insurable; changes in national or local economic conditions; changes in government policies, including changes in interest rates established by the Federal Reserve; and international crises. You should invest in real estate in general, and in the Company in particular, only if you can afford to lose your investment and are willing to live with the ups and downs of the real estate industry.

Environmental Risks. The Company has undertaken what it believes to be adequate testing of the property and is not aware of any environmental contamination. However, the nature of these tests is such that contamination cannot be entirely ruled out. Under Federal and State laws, a current or previous owner or operator of real estate may be required to remediate any hazardous conditions without regard to whether the owner knew about or caused the contamination. Similarly, the owner of real estate may be subject to common law claims by third parties based on damages and costs resulting from environmental contamination. The cost of investigating and remediating environmental contamination can be substantial, even catastrophic.

ADA Compliance. The Americans with Disabilities Act of 1990 (the "ADA") requires all public buildings to meet certain standards for accessibility by disabled persons. Complying with the ADA can add significant time and costs to a project.

Regulation and Zoning. Like all real estate projects, this project is subject to extensive building and zoning ordinances and codes, which can change at any time. Complying with all of these rules could add significant time and costs to the project.

Casualty Losses. A fire, hurricane, mold infestation, or other casualty could materially and adversely affect the project.

Illiquidity of Real Estate. Real estate is not "liquid," meaning it's hard to sell. Thus, the Company might not be able to sell the project as quickly as it would like or on the terms that it would like.

Property Values Could Decrease. The value of the Company's real estate could decline, perhaps significantly. Factors that could cause the value of real estate to decline include, but are not limited to:

- Changes in interest rates

- Competition from other property

- Changes in national or local economic conditions

- Changes in zoning

- Environmental contamination or liabilities

- Changes in local market conditions

- Fires, floods, and other casualties

- Uninsured losses

- Undisclosed defects in property

- Incomplete or inaccurate due diligence

Inability to Attract and/or Retain Tenants. The Company will face significant challenges attracting and retaining qualified tenants. These challenges could include:

- Competition from other landlords

- Changes in economic conditions could reduce demand

- Existing tenants might not renew their leases

- The Company might have to make substantial improvements to the property, and/or reduce rent, to remain competitive

- Portions of the property could remain vacant for extended periods

- A tenant could default on its obligations, or go bankrupt, causing an interruption in rental income

Risks Associated with Development and Construction. The Company is or will be engaged in development and construction. Development and construction can be time-consuming and are fraught with risk, including the risk that projects will be delayed or cost more than budgeted.

Liability for Personal Injury. The Company might be sued for injuries that occur in or outside the project, *e.g.*, "slip and fall" injuries.

Risks Common to Companies on the Platform Generally

Reliance on Management. Under our Operating Agreement, Investors will not have the right to participate in the management of the Company. Instead, Travis Lee will manage all aspects of the Company and its business. Furthermore, if Mr. Lee or other key personnel of the issuer were to leave the Company or become unable to work, the Company (and your investment) could suffer substantially. Thus, you should not invest unless you are comfortable relying on the Company's management team. You will never have the right to oust management, no matter what you think of them.

Inability to Sell Your Investment. The law prohibits you from selling your securities (except in certain very limited circumstances) for one year after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term (in the case of debt securities) or indefinitely (in the case of equity securities).

We Might Need More Capital. We might need to raise more capital in the future to fund new product development, expand its operations, buy property and equipment, hire new team members, market its products and services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an Investor. If the Company is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in economic conditions could hurt Our businesses. Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, decreases in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors, hurt businesses generally and could hurt our business as well. These events are generally unpredictable.

No Registration Under Securities Laws. Our securities will not be registered with the SEC or the securities regulator of any State. Hence, neither the Company nor the securities will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information. Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide Investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information. We will be required to provide some information to Investors for at least one year following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting Company; and we are allowed to stop providing annual information in certain circumstances.

Breaches of Security. It is possible that our systems would be "hacked," leading to the theft or disclosure of confidential information you have provided to us. Because techniques used to obtain unauthorized access or to sabotage systems change frequently and generally are not recognized until they are launched against a target, we and our vendors may be unable to anticipate these techniques or to implement adequate preventative measures.

Uninsured Losses. We might not buy enough insurance to guard against all the risks of our business, whether because it doesn't know enough about insurance, because we can't afford adequate insurance, or some combination of the two. Also, there are some kinds of risks that are simply impossible to insure against, at least at a reasonable cost. Therefore, the Company could incur an uninsured loss that could damage our business.

Unreliable Financial Projections. We might provide financial projections reflecting what we believe are reasonable assumptions concerning the Company and its future. However, the nature of business is that financial projections are rarely accurate. The actual results of investing in the Company will likely be different than the projected results, for better or worse.

Limits on Liability of Company Management. Our Operating Agreement limits the liability of management, making it difficult or impossible for Investors to sue managers successfully if they make mistakes or conduct themselves improperly. You should assume that you will never be able to sue the management of the Company, even if they make decisions you believe are stupid or incompetent.

Changes in Laws. Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could adversely affect the Company.

Conflicts of Interest. In many ways your interests and ours will coincide: you and we want the Company to be as successful as possible. However, our interests might be in conflict in other important areas, including these:

● You might want the Company to distribute money, while the Company might prefer to reinvest it back into the business.

● You might wish the Company would be sold so you can realize a profit from your investment, while management might want to continue operating the business.

● You would like to keep the compensation of managers low, while managers want to make as much as they can.

● You would like management to devote all their time to this business, while they might own and manage other businesses as well.

Your Interests Aren't Represented by Our Lawyers. We have lawyers who represent us. These lawyers have drafted our Operating Agreement and Investment Agreement, for example. None of these lawyers represents you personally. If you want your interests to be represented, you will have to hire your own lawyer, at your own cost.

Risks Associated with Equity Securities

Equity Comes Last in the Capital Stack. You will be buying "equity" securities in the Company. The holders of the equity interests stand to profit most if the Company does well but stand last in line to be paid when the Company dissolves. Everyone – the bank, the holders of debt securities, even ordinary trade creditors – has the right to be paid first. You might buy equity hoping the Company will be the next Facebook but face the risk that it will be the next Theranos.

Possible Tax Cost. The Company is a limited liability company and, as such, will be taxed as a partnership, with the result that its taxable income will "flow through" and be reported on the tax returns of the equity owners. It is therefore possible that you would be required to report taxable income of the Company on your personal tax return, and pay tax on it, even if the Company doesn't distribute any money to you. To put it differently, your taxable income from a limited liability company is not limited to the distributions you receive.

Your Interest Might be Diluted: As an equity owner, your interest will be "diluted" immediately, in the sense that (1) the "book value" of the Company is lower than the price you are paying, and (2) the founder of the Company, and possibly others, bought their stock at a lower price than you are buying yours. Your interest could be further "diluted" in the future if the Company sells stock at a lower price than you paid.

Future Investors Might Have Superior Rights: If the Company needs more capital in the future and sells stock to raise that capital, the new Investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

Our Companies will not be Subject to the Corporate Governance Requirements of the National Securities Exchange: Any Company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect Investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (*i.e.*, directors with no material outside relationships with the Company or management), which is responsible for monitoring the Company's compliance with the law. Our Company is not required to implement these and other stockholder protections.

Risks Associated with Covid-19

The Covid-19 pandemic has caused severe social, economic, and public health challenges in Boston, from high rates of unemployment and economic insecurity, to increases in construction costs in a development market that was relatively expensive before the pandemic.[61] [62] Although, as of the launch of this offering, the economy has begun to bounce back with the easing of government restrictions, increases in vaccinations, and the creation of new jobs, it is hard to predict when the city's economy will fully recover as the pandemic continues on. Given this uncertainty, this project could face the following positive and negative impacts:

- Despite a halt to construction projects in March 2020, construction activity in Boston has almost resumed to pre-pandemic levels, so we expect to adhere to our construction timeline. However, if there is another surge in COVID-19 cases, construction may be halted once more, which could affect our timeline.

- Materials prices have continued to increase throughout the pandemic.[63] In addition, another surge in COVID-19 cases could slow down international supply chains of materials. At the same time, the federal stimulus and state and local initiatives have made many resources available to ensure that small businesses, like our subcontractors, remain stable.[64] [65] Therefore, our construction timeline also depends on the pace of the pandemic and the availability of small business resources.

- As the city's academic institutions welcome students back, vacancies and rental prices have returned to pre-pandemic levels, and the search for rental housing has become more competitive.[66] Even so, many households are still facing economic insecurity and a high housing cost burden.[67] This makes the income-restricted housing offered by this project a particularly valuable asset in Boston. We feel confident that we will be able to maintain our lease-up and rental timeline.

[61] http://www.bostonplans.org/getattachment/34b4a72f-68dc-447d-ba7d-06ce9b9db6c6
[62] https://www.tbf.org/news-and-insights/reports/2020/september/greater-boston-housing-report-card-equity-and-resilience-20200923
[63] https://www.jdsupra.com/legalnews/material-cost-escalation-delays-and-3911119/
[64] https://www.uschamber.com/co/start/strategy/federal-small-business-stimulus-aid-programs-guide
[65] https://www.mass.gov/guides/assisting-small-businesses-recovering-from-the-covid-19-crisis
[66] https://www.wbur.org/news/2021/09/17/greater-boston-rental-housing-allston-covid
[67] https://www.tbf.org/news-and-insights/reports/2021/jun/greater-boston-housing-report-card-2021

EXHIBIT D: REG CF INVESTMENT AGREEMENT

This is an Agreement, entered into on _____, 2021, by and between 1463 Dot Ave MM, LLC a Delaware limited liability company (the "Company") and _____ ("Purchaser").

Background

Purchaser wishes to purchase an interest in the Company offered through www.smallchange.com (the "Site").

NOW, THEREFORE, acknowledging the receipt of adequate consideration and intending to be legally bound, the parties hereby agree as follows:

Defined Terms.

Capitalized terms that are not otherwise defined in this Investment Agreement have the meanings given to them in the Company's Form C and its attachments, all available at the Site. In this Investment Agreement, we refer to the Form C as the "Disclosure Document." We sometimes refer to the Company using terms like "we" or "us," and to Purchaser using terms like "you" or "your."

1. **Purchase of Interest.**

    1.1. **In General.** Subject to section 2.2 and the other terms and conditions of this Agreement, the Company hereby agrees to sell to Purchaser, and Purchaser hereby agrees to purchase from the Company, $_____ of the Company's securities described in the Disclosure Document (the 'Interest). We refer to your limited liability company interest as the " Interest."

    1.2. **Reduction for Oversubscription.** If the Company receives subscriptions from qualified Investors for more than the amount we are trying to raise, we may reduce your subscription and therefore the amount of your Interest, as explained in the Disclosure Document.

2. **Our Right to Reject Investment.**

    We have the right to reject your subscription for any reason or for no reason, in our sole discretion. If we reject your subscription, any money you have given us will be returned to you.

3. **No Certificate.**

    You will not receive a paper certificate representing your Interest.

4. **Your Promises.**

    You promise that:

    4.1. **Accuracy of Information.** All of the information you have given to us at the Site is accurate and we may rely on it. If any of the information you have given to us changes before we accept your subscription, you will notify us immediately. If any of the information you have given to us is inaccurate and we are damaged (harmed) as a result, you will indemnify us, meaning you will pay any damages.

4.2. **Review of Information.** You have read all of the information in the Disclosure Document, including all the exhibits. **Risks.** You understand all of the risks of investing, including the risk that you could lose all of your money. Without limiting that statement, you have reviewed and understand all of the risks described in the Disclosure Document.

4.3. **No Representations.** Nobody has made any promises or representations to you, except the information in the Disclosure Document. Nobody has guaranteed any financial outcome of your investment.

4.4. **Opportunity to Ask Questions.** You have had the opportunity to ask questions about the Company and the investment at the Site. All of your questions have been answered to your satisfaction.

4.5. **Your Legal Power to Sign and Invest.** You have the legal power to sign this Investment Agreement and purchase the Interest. Your investment will not violate any contract you have entered into with someone else.

4.6. **Acting On Your Own Behalf.** You are acting on your own behalf in purchasing the Interest, not on behalf of anyone else.

4.7. **Investment Purpose.** You are purchasing the Interest solely as an investment, not with an intent to re-sell or "distribute" any part of it.

4.8. **Knowledge.** You have enough knowledge, skill, and experience in business, financial, and investment matters to evaluate the merits and risks of the investment.

4.9. **Financial Wherewithal.** You can afford this investment, even if you lose your money. You don't need this money for your current needs, like rent or utilities.

4.10. **No Government Approval.** You understand that no state or federal authority has reviewed this Investment Agreement or the Interest or made any finding relating to the value or fairness of the investment.

4.11. **Restrictions on Transfer.** You understand that the Interest may not be transferrable, and that securities laws also limit transfer. This means you will probably be required to hold the Interest indefinitely.

4.12. **No Advice**. We have not provided you with any investment, financial, or tax advice. Instead, we have advised you to consult with your own legal and financial advisors and tax experts.

4.13. **Tax Treatment.** We have not promised you any particular tax outcome from owning the Interest.

4.14. **Past Performance.** You understand that even if we have been successful in the past, this doesn't mean we will be successful with your Interest.

4.15. **Money Laundering.** The money you are investing was not acquired from "money laundering" or other illegal activities. You will provide us with additional information relating to the source of the funds if we reasonably believe we are required to request such information by law.

4.16. **Additional Documents.** You will execute any additional documents we request if we reasonably believe those documents are necessary or appropriate and explain why.

4.17. **Authority.** If the Purchaser is an entity (for example, a partnership or corporation), then the individual signing this Investment Agreement has the legal authority to do so.

5. **Confidentiality.**

The information on the Site, including the information in the Disclosure Document, is confidential. You will not reveal such information to anyone or use such information for your own benefit, except to purchase the Interest.

6. **Re-Purchase of Interest.**

If we decide that you provided us with inaccurate information or have otherwise violated your obligations, we may (but shall not be required to) repurchase your Interest for an amount equal to the principal amount outstanding.

7. **Governing Law.**

Your relationship with us shall be governed by the State of Delaware law, without taking into account principles of conflicts of law.

8. **Arbitration.**

8.1. **Right to Arbitrate Claims**. If any kind of legal claim arises between us arising from the purchase of the Interest (but not from the operation of the Company), either of us will have the right to arbitrate the claim, rather than use the courts. There are only two exceptions to this rule. First, we will not invoke our right to arbitrate a claim you bring in Small Claims Court or an equivalent court, if any, so long as the claim is pending only in that court. Second, we have the right to seek an injunction in court if you violate or threaten to violate your obligations.

8.2. **Place of Arbitration; Rules**. All arbitration will be conducted in Boston, Massachusetts, unless we agree otherwise in writing in a specific case. All arbitration will be conducted before a single arbitrator in accordance with the rules of the American Arbitration Association.

8.3. **Appeal of Award.** Within 30 days of a final award by the single arbitrator, you or we may appeal the award for reconsideration by a three-arbitrator panel. If you or we appeal, the other party may cross-appeal within 30 days after notice of the appeal. The panel will reconsider all aspects of the initial award that are appealed, including related findings of fact.

8.4. **Effect of Award.** Any award by the individual arbitrator that is not subject to appeal, and any panel award on appeal, shall be final and binding, except for any appeal right under the Federal Arbitration Act, and may be entered as a judgment in any court of competent jurisdiction.

8.5. **No Class Action Claims.** NO ARBITRATION SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS. No party may join, consolidate, or otherwise bring claims for or on behalf of two or more individuals or unrelated corporate entities in the same arbitration unless those persons are parties to a single transaction. An award in arbitration shall determine the rights and obligations of the named parties only, and only with respect to the claims in arbitration, and shall not (i) determine the rights, obligations, or interests of anyone other than a named party, or resolve any claim of anyone other than a named party, or (ii) make an award for the benefit of, or against, anyone other than a named party. No administrator or arbitrator shall have the power or authority to waive, modify, or fail to enforce this paragraph, and any attempt to do so, whether by rule, policy, arbitration decision or otherwise, shall be invalid and unenforceable. Any challenge to the validity of this paragraph shall be determined exclusively by a court and not by the administrator or any arbitrator. If this paragraph shall be deemed unenforceable, then any proceeding in the nature of a class action shall be handled in court, not in arbitration.

9. **Consent to Electronic Delivery.**

You agree that we may deliver all notices, tax reports and other documents and information to you by email or another electronic delivery method we choose. You agree to tell us right away if you change your email address or home mailing address, so we can send information to the new address.

10. **Notices.**

All notices between us will be electronic. You will contact us by email at travismlee@gmail.com. We will contact you by email at the email address you used to register at the Site. Either of us may change our email address by notifying the other (by email). Any notice will be considered to have been received on the day it was sent by email, unless the recipient can demonstrate that a problem occurred with delivery. You should designate our email address as a "safe sender" so our emails do not get trapped in your spam filter.

11. **Limitations on Damages.**

WE WILL NOT BE LIABLE TO YOU FOR ANY LOST PROFITS OR SPECIAL, CONSEQUENTIAL, OR PUNITIVE DAMAGES, EVEN IF YOU TELL US YOU MIGHT INCUR THOSE DAMAGES. This means that at most, you can sue us for the amount of your investment. You can't sue us for anything else.

12. **Waiver of Jury Rights.**

IN ANY DISPUTE WITH US, YOU AGREE TO WAIVE YOUR RIGHT TO A TRIAL BY JURY. This means that any dispute will be heard by an arbitrator or a judge, not a jury.

13. **Miscellaneous Provisions.**

13.1. **No Transfer.** You may not transfer your rights or obligations.

13.2. **Right to Legal Fees**. If we have a legal dispute with you, the losing party will pay the costs of the winning party, including reasonable legal fees.

13.3. **Headings.** The headings used in this Investment Agreement (*e.g.,* the word "Headings" in this paragraph), are used only for convenience and have no legal significance.

13.4. **No Other Agreements.** This Investment Agreement and the documents it refers to are the only agreements between us.

13.5. **Electronic Signature.** You will sign this Investment Agreement electronically, rather than physically.

SAMPLE SIGNATURE PAGE FOR AN INVESTOR WHO IS AN INDIVIDUAL

IN WITNESS WHEREOF, the undersigned has executed this Investment Agreement effective on the date first written above.

By: _____

Investor Signature

ACCEPTED BY: 1463 Dot Ave MM, LLC.

BY: TLEE DEVELOPMENT LLC

By: _____

   Travis Lee, Manager

EXHIBIT E: LLC AGREEMENT

This is an Agreement, entered into effective on November 9, 2021, by and among 1463 Dot Ave MM LLC, a Delaware limited liability company (the "Company"), TLee Development, LLC, a Massachusetts limited liability company ("Sponsor" or the "Manager"), and the persons (the "Investor Members") who are admitted to the Company and designated as such by the Manager. Sponsor and the Investor Members are sometimes referred to as "Members" in this Agreement.

Background

I.   Some or all of the Investor Members acquired their interests in the Company through www.SmallChange.com (the "Site").

II.   The Members own all of the limited liability company interests of the Company and wish to set forth their understandings concerning the ownership and operation of the Company in this Agreement, which they intend to be the "limited liability company agreement" of the Company within the meaning of 6 Del. C. 18-101(7).

NOW, THEREFORE, acknowledging the receipt of adequate consideration and intending to be legally bound, the parties agree as follows:

1.   **ARTICLE ONE: FORMATION OF LIMITED LIABILITY COMPANY**

1.1.   **Continuation of Limited liability company**. The Company has been formed in accordance with and pursuant to the Delaware Limited liability company Act (the "Act") for the purpose set for the below. The rights and obligations of the Members to one another and to third parties shall be governed by the Act except that, in accordance with 6 Del. C. 18-1101(b), conflicts between provisions of the Act and provisions in this Agreement shall be resolved in favor of the provisions in this Agreement except where the provisions of the Act may not be varied by contract as a matter of law.

1.2.   **Name**. The name of the Company shall be "1463 Dot Ave MM LLC" and all of its business shall be conducted under that name or such other name(s) as may be designated by the Manager.

1.3.   **Purpose**. The purpose of the Company shall be to serve as the managing member of 1463 Dot Ave LLC (the "Owner"), which Owner is constructing a ground up, 5-story, mixed use building at 1463 Dorchester Avenue, Dorchester, MA consisting of twenty-nine rental units and 1,325 square feet of commercial space (the "Project") . In carrying on its business, the Company may enter into (or cause the Owner to enter into) contracts, incur indebtedness, sell, lease, or encumber any or all of its property, engage the services of others, enter into joint ventures, and take any other actions the Manager deems advisable.

1.4.   **Fiscal Year**. The fiscal and taxable year of the Company shall be the calendar year, or such other period as the Manager determines.

2.   **ARTICLE TWO: CONTRIBUTIONS AND LOANS**

2.1.   **Initial Contributions**. Sponsor has contributed $300,000 to the capital of the Company in the form of cash. This will be reduced by up to $200,000 in capital contributions made by Investor Members.

Each Investor Member has made a capital contribution to the Company pursuant to an Investment Agreement executed by such Investor Member. The foregoing capital contributions of Sponsor and the Investor Members are referred to as "Capital Contributions."

2.2.   **Other Required Contributions**. No Member shall have the obligation to contribute any capital to the Company beyond the Capital Contributions described in section 2.1. Without limitation, no such Member shall, upon dissolution of the Company or otherwise, be required to restore any deficit in such Member's capital account.

2.3.   **Loans**.

2.3.1.   **In General**. Sponsor or its affiliates, may, but shall not be required to, lend money to the Company in their sole discretion. No other Member may lend money to the Company without the prior written consent of the Manager. Subject to applicable state laws regarding maximum allowable rates of interest, loans made by any Member to the Company pursuant to section 2.3.1 ("Member Loans") shall bear interest at the lower of (i) 5% per year, or (ii) the minimum rate necessary to avoid "imputed interest" under section 7872 or other applicable provisions of the Internal Revenue Code of 1986, as amended (the "Code"). Such loans shall be payable on demand and shall be evidenced by one or more promissory notes.

2.3.2.   **Repayment of Loans**. After payment of (i) current and past-due debt service on liabilities of the Company other than Member Loans, and (ii) all operating expenses of the Company, the Company shall pay the current and past-due debt service on any outstanding Member Loans before distributing any amount to any Member pursuant to Article Four. Such loans shall be repaid *pro rata*, paying all past-due interest first, then all past-due principal, then all current interest, and then all current principal.

2.4.   **Other Provisions on Capital Contributions**. Except as otherwise provided in this Agreement or by law:

2.4.1.   No Member shall be required to contribute any additional capital to the Company;

2.4.2.   No Member may withdraw any part of his capital from the Company;

2.4.3.   No Member shall be required to make any loans to the Company;

2.4.4.   Loans by a Member to the Company shall not be considered a contribution of capital, shall not increase the capital account of the lending Member, and shall not result in the adjustment of the number of Shares owned by a Member, and the repayment of such loans by the Company shall not decrease the capital accounts of the Members making the loans;

2.4.5.   No interest shall be paid on any initial or additional capital contributed to the Company by any Member;

2.4.6.   Under any circumstance requiring a return of all or any portion of a capital contribution, no Member shall have the right to receive property other than cash; and

2.4.7.   No Member shall be liable to any other Member for the return of his or its capital.

2.5.   **No Third-Party Beneficiaries**. Any obligation or right of the Members to contribute capital under the terms of this Agreement does not confer any rights or benefits to or upon any person who is not a party to this Agreement.

3.   **ARTICLE THREE: PERCENTAGE INTERESTS; CAPITAL ACCOUNTS**

3.1.   **Percentage Interests**. The limited liability company interests of the Company shall consist of "Percentage Interests." Initially, the Percentage Interest of each Member shall be equal to a percentage equal to the Capital Contribution of such Member divided by the aggregate Capital Contributions of all of the Members. However, the Manager may adjust the Percentage Interests of the Members (i) to reflect the addition of additional Investor Members, or (ii) otherwise to carry out the purposes of this Agreement. The Manager may not, however, adjust the Percentage Interest of any Investor Member relative to Sponsor or any other Investor Member, except in the case of additional Capital Contributions.

3.2.   **Capital Accounts**. A capital account shall be established and maintained for each Member. Each Member's capital account shall initially be credited with the amount of his Capital Contribution. Thereafter, the capital account of a Member shall be increased by the amount of any additional contributions of the Member and the amount of income or gain allocated to the Member and decreased by the amount of any distributions to the Member and the amount of loss or deduction allocated to the Member, including expenditures of the Company described in section 705(a)(2)(B) of the Code. Unless otherwise specifically provided herein, the capital accounts of the Members shall be adjusted and maintained in accordance with Code section 704 and the regulations thereunder.

4.   **ARTICLE FOUR: DISTRIBUTIONS AND ALLOCATIONS**

4.1.   **Distributions**.

4.1.1.   **In General**. Within one-hundred and fifty (150) days after the end of each fiscal year, or at such other more frequent intervals as the Manager shall determine, the Company shall distribute its Available Cash as follows:

(a)   First, the Available Cash, if any, shall be distributed to the Investor Members, including Sponsor in its role as Investor Member, until they have received up to a 6% return of their Unreturned Investment.

(b)   Second, the balance of the Available Cash, if any, shall be distributed to the Investor Members, including Sponsor in its role as Investor Member, until they have received any shortfall in their 6% return of their Unreturned Investment for any prior year.

(c)   Third, the balance of the Available Cash, if any, shall be distributed to the Investor Members, including Sponsor in its role as Investor Member, until they have received a full return of their Unreturned Investment.

(d)   Fourth, the balance of the Available Cash, if any, shall be distributed to the Investor Members, including Sponsor in its role as Investor Member, until they have received an additional 20% return on their initial Investment.

4.1.2.   **Distributions Among Investor Members**. Any distributions made to Investor Members as a group pursuant to section 4.1.1 shall be made among the Investor Members in accordance with their respective Percentage Interests.

4.1.3.   **Definitions**. The following definitions shall apply for purposes of this section 4.1:

(a)   "Available Cash" means the cash of the Company available for distribution to the Members, in the sole discretion of the Manager, taking into account, among other things, the cash flow from the operations of the Company and the Project, the net proceeds from the sale or refinancing of the Project, debt service (including debt service on Member Loans), amounts added to and released from reserve accounts established by the Manager in its sole discretion, and all of the operating expenses of the Company.

(b)   "Investor Member" means a Member that has made a Capital Contribution.

(c)   "Unreturned Investment" means, for each Member, the Capital Contribution of such Member reduced by any distributions received by such Member pursuant to section 4.1.1(b).

4.1.4.   **Distributions to Pay Personal Tax Liabilities**. In the event that the Company recognizes net gain or income for any taxable year, the Company shall, taking into account its financial condition and other commitments, make a good faith effort to distribute to each Member, no later than April 15th of the following year, an amount equal to the net gain or income allocated to such Member, multiplied by the highest marginal tax rate for individuals then in effect under section 1 of the Code plus the highest rate then in effect under applicable state law, if such amount has not already been distributed to such Member pursuant to this section 4.1. If any Member receives a smaller or larger distribution pursuant to this section than he would have received had the same aggregate amount been distributed pursuant to section 4.1, then subsequent distributions shall be adjusted accordingly.

4.1.5.   **Tax Withholding**. To the extent the Company is required to pay over any amount to any federal, state, local or foreign governmental authority with respect to distributions or allocations to any Member, the amount withheld shall be deemed to be a distribution in the amount of the withholding to that Member. If the amount paid over was not withheld from an actual distribution (i) the Company shall be entitled to withhold such amounts from subsequent distributions, and (ii) if no such subsequent distributions are anticipated for six (6) months, the Member shall, at the request of the Company, promptly reimburse the Company for the amount paid over.

4.1.6.   **Assets Distributed in Kind**. If the Company distributes non-cash assets to the Members, including but not limited to promissory notes, each Member shall receive a *pro rata* share of such non-cash assets.

4.1.7.   **Manner of Distribution**. All distributions to the Members will be made as Automated Clearing House (ACH) deposits into an account designated by each Member. If a Member does not authorize the Company to make such ACH distributions into a designated Member account, distributions to such Member will be made by check and mailed to such Member after deduction by the Company from each check of a Fifty Dollar ($50) processing fee.

4.1.8.   **Other Rules Governing Distributions**. No distribution prohibited by 6 Del. C. §18-607 or not specifically authorized under this Agreement shall be made by the Company to any Member in his or its capacity as a Member. A Member who receives a distribution prohibited by 6 Del. C. §18-607 shall be liable as provided therein.

4.2.   **Allocations of Profits and Losses**.

4.2.1.   **General Rule: Allocations Follow Cash**. The Company shall seek to allocate its income, gains, losses, deductions, and expenses ("Tax Items") in a manner so that (i) such allocations have "substantial economic effect" as defined in section 704(b) of the Code and the regulations issued thereunder (the "Regulations") and otherwise comply with applicable tax laws; (ii) each Member is allocated income equal to the sum of (A) the losses he, she, or it is allocated, and (B) the cash profits he, she, or it receives; and (iii) after taking into account the allocations for each year as well as such factors as the value of the Company's assets, the allocations likely to be made to each Member in the future, and the distributions each Member is likely to receive, the balance of each Member's capital account at the time of the liquidation of the Company will be equal to the amount such Member is entitled to receive pursuant to this Agreement. That is, the allocation of the Company's Tax Items, should, to the extent reasonably possible, following the actual and anticipated distributions of cash, in the discretion of the Manager. In making allocations the Manager shall use reasonable efforts to comply with applicable tax laws, including without limitation through incorporation of a "qualified income offset," a "gross income allocation," and a "minimum gain chargeback," as such terms or concepts are specified in the Regulations. The Manager shall be conclusively deemed to have used reasonable effort if it has sought and obtained advice from counsel.

4.2.2.   **Losses and Income Attributable to Member Loans**. In the event the Company recognizes a loss attributable to loans from the Members, then such loss, as well as any income recognized by the Company as a result of the repayment of such loan (including debt forgiveness income), shall be allocated to the Member(s) making such loan.

4.2.3.   **Allocations Relating to Taxable Issuance of Interest**. Any income, gain, loss, or deduction realized as a direct or indirect result of the issuance of an interest in the Company by the Company to a Member (the "Issuance Items") shall be allocated among the Members so that, to the extent possible, the net amount of such Issuance Items, together with all other allocations under this Agreement to each Member, shall be equal to the net amount that would have been allocated to each such Member if the Issuance Items had not been realized.

4.2.4.   **Section 754 Election**. The Company may, but shall not be required to, make an election under section 754 of the Code at the request of any Member. The Company may condition its consent to make such an election on the agreement of the requesting Member to pay directly or reimburse the Company for any costs incurred in connection with such election or the calculations required as a result of such an election.

4.2.5.   **Pre-Distribution Adjustment**. In the event property of the Company is distributed to one or more the Members in kind, there shall be allocated to the Members the amount of income, gain or loss which the Company would have recognized had such property been sold for its fair market value on the date of the distribution, to the extent such income, gain or loss has not previously been allocated among the Members. The allocation described in this section is referred to as the "<u>Pre-Distribution Adjustment</u>."

5.   **ARTICLE FIVE: MANAGEMENT**

    5.1.   **Management by Manager**.

        5.1.1.   **In General**. The business and affairs of the Company shall be directed, managed, and controlled by a single manager (the "<u>Manager</u>"). Sponsor shall serve as the Manager of the Company.

        5.1.2.   **Powers of Manager**. The Manager shall have full and complete authority, power and discretion to manage and control the business, affairs and properties of the Company, to make all decisions regarding those matters, to execute any contracts or other instruments on behalf of the Company, and to perform any and all other acts or activities customary or incidental to the management of the Company's business.

        5.1.3.   **Examples of Manager's Authority**. Without limiting the grant of authority set forth in section 5.1.2, the Manager shall have the power to (i) admit new Members on such terms as the Manager may determine; (ii) engage the services of third parties to perform services; (iii) make all decisions regarding the Projects and the Company's interest in the Project Entities; (iv) enter into leases and any other contracts of any kind; (v) incur indebtedness on behalf of the Company, whether to banks or other lenders; (vi) determine the timing and amount of distributions; (vii) determine the information to be provided to the Members; (viii) grant liens and other encumbrances on the Company's assets; (ix) file and settle lawsuits on behalf of the Company; (x) file a petition in bankruptcy; (xi) sell or otherwise dispose of all or substantially all of the Company's business or assets, including but not limited to the Properties or the Company's interest in the Property Companies, in the ordinary course of business or otherwise; (xii) discontinue the business of the Company or any Property Company; and (xiii) dissolve the Company.

    5.2.   **Resignation**. A Manager may resign at any time by giving written notice to all of the Members. The resignation of a Manager shall take effect upon receipt of notice thereof or at such later time as shall be specified in such notice; and, unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective. The resignation of a Manager shall not affect his rights as a Member and shall not constitute a withdrawal of a Member.

    5.3.   **Standard of Care**. The Manager shall conduct the Company's business using its business judgment.

    5.4.   **Appointment of Manager**. In the event of the resignation of a Manager, a new Manager shall be appointed by Members owning a majority of the Percentage Interests, subject to the consent of any (i) Lenders related to the Project and (ii) any member of the Owner.

    5.5.   **Restrictions on Members**. Except as expressly provided otherwise in this Agreement, Members who are not also the Manager shall not be entitled to participate in the management or control of the Company, nor shall any such Member hold himself out as having such authority. Unless authorized to do so by the Manager, no attorney-in-fact, employee or other agent of the Company shall have any power or authority to bind the Company in any way, to pledge its credit or to render it liable pecuniarily for any purpose. No Member shall have any power or authority to bind the Company unless the Member has been authorized by the Manager in writing to act as an agent of the Company in accordance with the previous sentence.

5.6. **Officers**. The Manager may, from time to time, designate one or more persons to serve as officers of the Company, with such titles, responsibilities, compensation, and terms of office as the Manager may designate. Any officer may be removed by the Manager with or without cause. The appointment of an officer shall not in itself create contract rights.

5.7. **Time Commitment**. The Manager shall devote such time to the business and affairs of the Company as the Manager may determine in its sole and absolute discretion.

5.8. **Compensation of Manager and its Affiliates**.

5.8.1. **Acquisition Fee**. No acquisition fee will be paid.

5.8.2. **Asset Management Fee**. No asset management fee will be paid.

5.8.3. **Fees for Other Services**. The Manager may engage itself or its affiliates to perform services on behalf of the Company, provided that any compensation paid by the Company for such services shall be (i) fair to the Company, (ii) comparable to the compensation that would be paid to unrelated parties, and (iii) promptly disclosed to all of the Members.

6. **ARTICLE SIX: OTHER BUSINESSES; INDEMNIFICATION; CONFIDENTIALITY**

6.1. **Other Businesses**. Each Member and Manager may engage in any business whatsoever, including a business that is competitive with the business of the Company, and the other Members shall have no interest in such businesses and no claims on account of such businesses, whether such claims arise under the doctrine of "corporate opportunity," an alleged fiduciary obligation owed to the Company or its members, or otherwise.

6.2. **Exculpation and Indemnification**

6.2.1. **Exculpation**.

(a) **Covered Persons**. As used in this section 6.2, the term "<u>Covered Person</u>" means the Manager and its affiliates and the officers, employees, and agents of the Company, acting within the scope of their authority.

(b) **Standard of Care**. No Covered Person shall be liable to the Company for any loss, damage or claim incurred by reason of any action taken or omitted to be taken by such Covered Person in the good-faith business judgment of such Covered Person, so long as such action or omission does not constitute fraud or willful misconduct by such Covered Person.

(c) **Good Faith Reliance**. A Covered Person shall be fully protected in relying in good faith upon the records of the Company and upon such information, opinions, reports, or statements (including financial statements and information) of the following persons: (i) another Covered Person; (ii) any attorney, independent accountant, appraiser, or other expert or professional employed or engaged by or on behalf of the Company; or (iii) any other person selected in good faith by or on behalf of the Company, in each case as to matters that such relying Covered Person reasonably believes to be within such other person's professional or expert competence. The preceding sentence shall in no way limit any person's right to rely on information to the extent provided in the Act.

6.2.2.   **Liabilities and Duties of Covered Persons**.

(a)   **Limitation of Liability**. This Agreement is not intended to, and does not, create or impose any fiduciary duty on any Covered Person. Furthermore, each Member and the Company hereby waives any and all fiduciary duties that, absent such waiver, may be implied by applicable law, and in doing so, acknowledges and agrees that the duties and obligation of each Covered Person to each other and to the Company are only as expressly set forth in this Agreement. The provisions of this Agreement, to the extent that they restrict the duties and liabilities of a Covered Person otherwise existing at law or in equity, are agreed by the Members to replace such other duties and liabilities of such Covered Person.

(b)   **Duties**. Whenever a Covered Person is permitted or required to make a decision, the Covered Person shall be entitled to consider only such interests and factors as such Covered Person desires, including its own interests, and shall have no duty or obligation to give any consideration to any interest of or factors affecting the Company or any other person. Whenever in this Agreement a Covered Person is permitted or required to make a decision in such Covered Person's "good faith," the Covered Person shall act under such express standard and shall not be subject to any other or different standard imposed by this Agreement or any other applicable law.

6.2.3.   **Indemnification**.

(a)   **Indemnification**. To the fullest extent permitted by the Act, as the same now exists or may hereafter be amended, substituted or replaced (but, in the case of any such amendment, substitution or replacement only to the extent that such amendment, substitution or replacement permits the Company to provide broader indemnification rights than the Act permitted the Company to provide prior to such amendment, substitution or replacement), the Company shall indemnify, hold harmless, defend, pay and reimburse any Covered Person against any and all losses, claims, damages, judgments, fines or liabilities, including reasonable legal fees or other expenses incurred in investigating or defending against such losses, claims, damages, judgments, fines or liabilities, and any amounts expended in settlement of any claims (collectively, "Losses") to which such Covered Person may become subject by reason of any act or omission or alleged act or omission performed or omitted to be performed by such Covered Person on behalf of the Company in connection with the business of the Company; provided, that (i) such Covered Person acted in good faith and in a manner believed by such Covered Person to be in, or not opposed to, the best interests of the Company and, with respect to any criminal proceeding, had no reasonable cause to believe his conduct was unlawful, and (ii) such Covered Person's conduct did not constitute fraud or willful misconduct, in either case as determined by a final, non-appealable order of a court of competent jurisdiction. In connection with the foregoing, the termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the Covered Person did not act in good faith or, with respect to any criminal proceeding, had reasonable cause to believe that such Covered Person's conduct was unlawful, or that the Covered Person's conduct constituted fraud or willful misconduct.

(b)   **Reimbursement**. The Company shall promptly reimburse (and/or advance to the extent reasonably required) each Covered Person for reasonable legal or other expenses (as incurred) of such

Covered Person in connection with investigating, preparing to defend or defending any claim, lawsuit or other proceeding relating to any Losses for which such Covered Person may be indemnified pursuant to this section 6.2.3; provided, that if it is finally judicially determined that such Covered Person is not entitled to the indemnification provided by this section 6.2.3, then such Covered Person shall promptly reimburse the Company for any reimbursed or advanced expenses.

(c)   **Entitlement to Indemnity**. The indemnification provided by this section 6.2.3 shall not be deemed exclusive of any other rights to indemnification to which those seeking indemnification may be entitled under any agreement or otherwise. The provisions of this section 6.2.3 shall continue to afford protection to each Covered Person regardless whether such Covered Person remains in the position or capacity pursuant to which such Covered Person became entitled to indemnification under this section 6.2.3 and shall inure to the benefit of the executors, administrators, and legal representative of such Covered Person.

(d)   **Insurance**. To the extent available on commercially reasonable terms, the Company may purchase, at its expense, insurance to cover Losses covered by the foregoing indemnification provisions and to otherwise cover Losses for any breach or alleged breach by any Covered Person of such Covered Person's duties in such amount and with such deductibles as the Manager may determine; provided, that the failure to obtain such insurance shall not affect the right to indemnification of any Covered Person under the indemnification provisions contained herein, including the right to be reimbursed or advanced expenses or otherwise indemnified for Losses hereunder. If any Covered Person recovers any amounts in respect of any Losses from any insurance coverage, then such Covered Person shall, to the extent that such recovery is duplicative, reimburse the Company for any amounts previously paid to such Covered Person by the Company in respect of such Losses.

(e)   **Funding of Indemnification Obligation**. Any indemnification by the Company pursuant to this section 6.2.3 shall be provided out of and to the extent of Company assets only, and no Member shall have personal liability on account thereof or shall be required to make additional capital contributions to help satisfy such indemnification obligation.

(f)   **Savings Clause**. If this section 6.2.3 or any portion hereof shall be invalidated on any ground by any court of competent jurisdiction, then the Company shall nevertheless indemnify and hold harmless each Covered Person pursuant to this section 6.2.3 to the fullest extent permitted by any applicable portion of this section 6.3 that shall not have been invalidated and to the fullest extent permitted by applicable law.

6.2.4.   **Amendment**. The provisions of this section 6.2 shall be a contract between the Company, on the one hand, and each Covered Person who served in such capacity at any time while this section is in effect, on the other hand, pursuant to which the Company and each such Covered Person intend to be legally bound. No amendment, modification or repeal of this section that adversely affects the rights of a Covered Person to indemnification for Losses incurred or relating to a state of facts existing prior to such amendment, modification or repeal shall apply in such a way as to eliminate or reduce such Covered Person's entitlement to indemnification for such Losses without the Covered Person's prior written consent.

6.2.5.   **Survival**. The provisions of this section 6.2 shall survive the dissolution, liquidation, winding up, and termination of the Company.

6.3.   **Confidentiality**. For as long as he, she, or it owns an interest in the Company and at all times thereafter, no Investor Member shall divulge to any person or entity, or use for his or its own benefit or the benefit of any person, any information of the Company of a confidential or proprietary nature, including, but not limited to (i) financial information; (ii) designs, drawings, plans, and specifications; (iii) the business methods, systems, or practices used by the Company; and (iii) the identity of the Company's Members, customers, or suppliers. The foregoing shall not apply to information that is in the public domain or that an Investor Member is required to disclose by legal process.

7.   **ARTICLE SEVEN: BANK ACCOUNTS; BOOKS OF ACCOUNT; REPORTS**

7.1.   **Bank Accounts**. Funds of the Company may be deposited in accounts at banks or other institutions selected by the Manager. Withdrawals from any such account or accounts shall be made in the Company's name upon the signature of such persons as the Manager may designate. Funds in any such account shall not be commingled with the funds of any Member.

7.2.   **Books and Records of Account**. The Company shall keep at its principal offices books and records of account of the Company which shall reflect a full and accurate record of each transaction of the Company.

7.3.   **Annual Financial Statements and Reports**. Within a reasonable period after the close of each fiscal year, the Company shall furnish to each Member with respect to such fiscal year (i) a statement showing in reasonable detail the computation of the amount distributed under section 4.1, (ii) a balance sheet of the Company, (iii) a statement of income and expenses, and (iv) such information from the Company's annual information return as is necessary for the Members to prepare their Federal, state and local income tax returns. The financial statements of the Company need not be audited by an independent certified public accounting firm unless the Manager so elects.

7.4.   **Reports Required by Law**. If the Company has engaged in an offering exempt from registration under section 4(a)(6) of the Securities Act of 1933, then the Company shall provide all Investor Members (not just those who acquired their Percentage Interests in a particular offering) with information as required by 17 CFR 227.202, in addition to the information required by section 7.3.

7.5.   **Right of Inspection**.

7.5.1.   **In General**. If a Member wishes additional information or to inspect the books and records of the Company for a *bona fide* purpose, the following procedure shall be followed: (i) such Member shall notify the Manager, setting forth in reasonable detail the information requested and the reason for the request; (ii) within sixty (60) days after such a request, the Manager shall respond to the request by either providing the information requested or scheduling a date (not more than 90 days after the initial request) for the Member to inspect the Company's records; (iii) any inspection of the Company's records shall be at the sole cost and expense of the requesting Member; and (iv) the requesting Member shall reimburse the Company for any reasonable costs incurred by the Company in responding to the Member's request and making information available to the Member.

7.5.2. **Bona Fide Purpose**. The Manager shall not be required to respond to a request for information or to inspect the books and records of the Company if the Manager believes such request is made to harass the Company or the Manager, to seek confidential information about the Company, or for any other purpose other than a *bona fide* purpose.

7.5.3. **Representative**. An inspection of the Company's books and records may be conducted by an authorized representative of a Member, provided such authorized representative is an attorney or a licensed certified public accountant and is reasonably satisfactory to the Manager.

7.5.4. **Restrictions**. The following restrictions shall apply to any request for information or to inspect the books and records of the Company:

(a) No Member, other than the Sponsor, shall have a right to a list of the Investor Members or any information regarding the Investor Members.

(b) Before providing additional information or allowing a Member to inspect the Company's records, the Manager may require such Member to execute a confidentiality agreement satisfactory to the Manager.

(c) No Member shall have the right to any trade secrets of the Company or any other information the Manager deems highly sensitive and confidential.

(d) No Member may review the books and records of the Company more than once during any twelve (12) month period.

(e) Any review of the Company's books and records shall be scheduled in a manner to minimize disruption to the Company's business.

(f) A representative of the Company may be present at any inspection of the Company's books and records.

(g) If more than one Member has asked to review the Company's books and records, the Manager may require the requesting Members to consolidate their request and appoint a single representative to conduct such review on behalf of all requested Members.

(h) The Manager may impose additional reasonable restrictions for the purpose of protecting the Company and the Members.

7.6. **Tax Matters**.

7.6.1. **Designation**. The Manager shall be designated as the "tax matters partner" (as defined in Code Section 6231 before it was amended by the Bipartisan Budget Act of 2015 ("BBA")) (the "Tax Matters Partner") and, for tax years beginning on or after January 1, 2018, the "Company representative" (the "Company Representative") as provided in Code section 6223(a) (as amended by the BBA). Any expenses incurred by the Manager in carrying out its responsibilities and duties as Tax Matters Partner or Company Representative shall be an expense of the Company.

7.6.2.   **Examinations and Audits**. The Tax Matters Partner and Company Representative are authorized to represent the Company in connection with all examinations of the affairs of the Company by any taxing authority, including any resulting administrative and judicial proceedings, and to expend funds of the Company for professional services and costs associated therewith. Each Member agrees to cooperate with the Tax Matters Partner and Company Representative and to do or refrain from doing any or all things reasonably requested by the Tax Matters Partner or Company Representative with respect to the conduct of examinations by taxing authorities and any resulting proceedings. Each Partner agrees that any action taken by the Tax Matters Partner or Company Representative in connection with audits of the Company shall be binding upon such Partners and that such Member shall not independently act with respect to tax audits or tax litigation affecting the Company. The Tax Matters Partner and Company Representative shall have sole discretion to determine whether the Company (either on its own behalf or on behalf of the Partners) will contest or continue to contest any tax deficiencies assessed or proposed to be assessed by any taxing authority.

7.6.3.   **Elections and Procedures**. In the event of an audit of the Company that is subject to the Company audit procedures enacted under section 1101 of the BBA (the "BBA Procedures"), the Company Representative, in its sole discretion, shall have the right to make any and all elections and to take any actions that are available to be made or taken by the Company Representative or the Company under the BBA Procedures (including any election under Code section 6226 as amended by the BBA). If an election under Code section 6226(a) (as amended by the BBA) is made, the Company shall furnish to each Member for the year under audit a statement of the Member's share of any adjustment set forth in the notice of final Company adjustment, and each Partner shall take such adjustment into account as required under Code section 6226(b) (as amended by the BBA).

7.6.4.   **Tax Returns and Tax Deficiencies**. Each Member agrees that such Member shall not treat any Company item inconsistently on such Member's federal, state, foreign or other income tax return with the treatment of the item on the Company's return. Any deficiency for taxes imposed on any Member (including penalties, additions to tax or interest imposed with respect to such taxes and any tax deficiency imposed pursuant to Code section 6226 as amended by the BBA) will be paid by such Member and if required to be paid (and actually paid) by the Company, will be recoverable from such Member.

7.6.5.   **Tax Returns**. The Manager shall cause to be prepared and timely filed all tax returns required to be filed by or for the Company.

8.   **ARTICLE EIGHT: TRANSFERS OF SHARES**

8.1.   **Voluntary Transfers**.

8.1.1.   **Generally**. No Investor Member shall sell, transfer, assign or encumber all or any portion of his or its Shares, with or without consideration, without the prior written consent of the Manager, which may be withheld in the sole discretion of the Manager. In the event a Member proposes to transfer all or portion of his or its Shares, the Manager may impose reasonable conditions including but not limited to: (i) the transferee shall execute a counterpart of this Agreement; (ii) the transferor shall provide the Company with an opinion of counsel, satisfactory in form and substance to the Company's counsel, stating that the transfer is exempt from registration under the Securities Act of 1933 and other applicable securities laws; and (iii) the transferor and transferee shall together reimburse the Company for any reasonable expenses they incur in connection with the transfer or encumbrance, including attorneys' fees.

8.1.2.   **Prohibited Transfers**. No transfer of Shares shall be permitted if, in the judgment of the Manager, such transfer would (i) cause the Company to be treated as a publicly traded partnership as defined in Section 7704 of the Code, (ii) result in "benefit plan Investors" (as such term is defined in regulations issued by the Treasury Department) holding, in the aggregate, Twenty Five Percent (25%) or more of the value of any class of equity interests in the Company, or (iii) together with other transfers within the preceding twelve (12) months, result in the termination of the Company under section 708 of the Code.

8.1.3.   **First Right of Refusal**.

(a)   **In General**. In the event an Investor Member (the "<u>Selling Member</u>") receives an offer from a third party to acquire all or a portion of his, her, or its Percentage Interest (the "<u>Transfer Interest</u>"), then he, she, or it shall notify the Sponsor, specifying the Percentage Interest to be purchased, the purchase price, the approximate closing date, the form of consideration, and such other terms and conditions of the proposed transaction that have been agreed with the proposed purchaser (the "<u>Sales Notice</u>"). Within thirty (30) days after receipt of the Sales Notice the Sponsor shall notify the Selling Member whether the Sponsor (or a person designated by the Sponsor) elects to purchase the entire Transfer Interest on the terms set forth in the Sales Notice.

(b)   **Special Rules**. The following rules shall apply for purposes of this section:

(1)   If the Sponsor elects not to purchase the Transfer Interest, or fails to respond to the Sales Notice within the thirty (30) day period described above, the Selling Member may proceed with the sale to the proposed purchaser, subject to section 8.1.1.

(2)   If the Sponsor elects to purchase the Transfer Interest, it shall do so within thirty (30) days.

(3)   If the Sponsor elects not to purchase the Transfer Interest, or fails to respond to the Sales Notice within the thirty (30) day period described above, and the Selling Member and the purchaser subsequently agree to a reduction of the purchase price, a change in the consideration from cash or readily tradeable securities to deferred payment obligations or non-tradeable securities, or any other material change to the terms set forth in the Sales Notice, such agreement between the Selling Member and the purchaser shall be treated as a new offer and shall again be subject to this section.

(4)   If the Sponsor elects to purchase the Transfer Interest in accordance with this section, such election shall have the same binding effect as the then-current agreement between the Selling Member and the proposed purchaser. Thus, for example, if the Selling Member and the purchaser have entered into a non-binding letter of intent but have not entered into a binding definitive agreement, the election of the Sponsor shall have the effect of a non-binding letter of intent with the Selling Member. Conversely, if the Selling Member and the purchaser have entered into a binding definitive agreement, the election of the Sponsor shall have the effect of a binding definitive agreement. If the Selling Member

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and the Sponsor are deemed by this subsection to have entered into only a non-binding letter of intent, neither shall be bound to consummate a transaction if they are unable to agree to the terms of a binding agreement.

8.1.4. **Admission of Transferee**. Any permitted transferee of Shares shall be admitted to the Company as a Member on the date agreed by the transferor, the transferee, and the Manager.

8.1.5. **Exempt Transfers**. The following transactions shall be exempt from the provisions of section 8.1:

(a) A transfer to or for the benefit of any spouse, child or grandchild of an Investor Member, or to a trust for their exclusive benefit;

(b) Any transfer pursuant to an effective registration statement filed by the Company under the Securities Act of 1933, as amended; and

(c) The sale of all or substantially all of the interests of the Company (including pursuant to a merger or consolidation);

shall remain subject to this Agreement, (ii) the transferee shall, as a condition to such transfer, deliver to the Company a written instrument confirming that such transferee shall be bound by all of the terms and conditions of this Agreement, and (iii) the transferred Shares shall not thereafter be transferred further in reliance on section 8.1.5(a).

8.1.6. **Application to Certain Entities**. In the case of an Investor Member that is a Special Purpose Entity, the restrictions set forth in section 8.1 shall apply to indirect transfers of interests in the Company by transfers of interests in such entity (whether by transfer of an existing interest or the issuance of new interests), as well as to direct transfers. A "Special Purpose Entity" means (i) an entity formed or availed of principally for the purpose of acquiring or holding an interest in the Company, and (ii) any entity if the purchase price of its interest in the Company represents at least seventy percent (70%) of its capital.

8.1.7. **Other Transfers Void**. Transfers in contravention of this section shall be null, void and of no force or effect whatsoever, and the Members agree that any such transfer may and should be enjoined.

8.2. **Death, Insolvency, Etc**. Neither the death, disability, bankruptcy, or insolvency of a Member, nor the occurrence of any other voluntary or involuntary event with respect to a Member, shall give the Company or any Member the right to purchase such Member's Shares, nor give the Member himself (or his heirs, assigns, or representatives) the right to sell such Shares to the Company or any other Member. Instead, such Member or his heirs, assigns, or legal representatives shall remain a Member subject to the terms and conditions of this Agreement.

8.3. **Incorporation**. If the Manager determines that the business of the Company should be conducted in a corporation rather than in a limited liability company, whether for tax or other reasons, each Member shall cooperate in transferring the business to a newly-formed corporation and shall execute such agreements as the Manager may reasonably determine are necessary or appropriate, consistent with the terms of this Agreement. In such event each Member shall receive stock in the newly-formed corporation equivalent to his or its Shares.

8.4.   **Drag-Along Right**. In the event the Manager approves a sale or other disposition of all of the interests in the Company, then, upon notice of the sale or other disposition, each Member shall execute such documents or instruments as may be requested by the Manager to effectuate such sale or other disposition and shall otherwise cooperate with the Manager. The following rules shall apply to any such sale or other disposition: (i) each Investor Member shall represent that he, she, or it owns his or its Shares free and clear of all liens and other encumbrances, that he, she, or it has the power to enter into the transaction, and whether he, she, or it is a U.S. person, but shall not be required to make any other representations or warranties; (ii) each Investor Member shall grant to the Manager a power of attorney to act on behalf of such Investor Member in connection with such sale or other disposition; and (iii) each Investor Member shall receive, as consideration for such sale or other disposition, the same amount he, she, or it would have received had all or substantially all of the assets of the Company been sold and the net proceeds distributed in liquidation of the Company.

8.5.   **Waiver of Appraisal Rights**. Each Member hereby waives any contractual appraisal rights such Member may otherwise have pursuant to 6 Del. C. §18-210 or otherwise, as well as any "dissenter's rights."

8.6.   **Withdrawal**. An Investor Member may withdraw from the Company by giving at least ninety (90) day's notice to the Manager. The withdrawing Investor Member shall be entitled to no distributions or payments from Company on account of his withdrawal, nor shall he be indemnified against liabilities of Company. For purposes of this section, an Investor Member who transfers his Shares pursuant to (i) a transfer permitted under section 8.1, or (ii) an involuntary transfer by operation of law, shall not be treated as thereby withdrawing from Company.

9.   **ARTICLE NINE: DISSOLUTION AND LIQUIDATION**

9.1.   **Dissolution**. The Company shall be dissolved only upon (i) the determination of the Manager to dissolve, or (ii) the entry of a judicial decree of dissolution. Dissolution shall be effective on the date designated by the Manager, but the Company shall not terminate until liquidation of the Company has been completed in accordance with the provisions of section 9.2.

9.2.   **Liquidation**.

9.2.1.   **Generally**. If the Company is dissolved, the Company's assets shall be liquidated, and no further business shall be conducted by the Company except for such action as shall be necessary to wind-up its affairs and distribute its assets to the Members pursuant to the provisions of this Article Nine. Upon such dissolution, the Manager shall have full authority to wind-up the affairs of the Company and to make final distribution as provided herein.

9.2.2.   **Distribution of Assets**. After liquidation of the Company, the assets of the Company shall be distributed as set forth in Article Four.

9.2.3.   **Distributions In Kind**. The assets of the Company shall be liquidated as promptly as possible so as to permit distributions in cash, but such liquidation shall be made in an orderly manner so as to avoid undue losses attendant upon liquidation. In the event that in the Manager' opinion complete liquidation of the assets of the Company within a reasonable period of time proves impractical, assets of the Company other than cash may be distributed to the Members in kind but only after all cash and cash-equivalents have first been distributed and after the Pre-Distribution Adjustment.

9.2.4. **Statement of Account**. Each Member shall be furnished with a statement prepared by the Company's accountants, which shall set forth the assets and liabilities of the Company as of the date of complete liquidation, and the capital account of each Member immediately prior to any distribution in liquidation.

10. ARTICLE TEN: POWER OF ATTORNEY

10.1. **In General**. The Manager shall at all times during the term of the Company have a special and limited power of attorney as the attorney-in-fact for each Investor Member, with power and authority to act in the name and on behalf of each such Investor Member, to execute, acknowledge, and swear to in the execution, acknowledgement and filing of documents which are not inconsistent with the provisions of this Agreement and which may include, by way of illustration but not by limitation, the following:

10.1.1. This Agreement and any amendment of this Agreement authorized under section 11.1;

10.1.2. Any other instrument or document that may be required to be filed by the Company under the laws of any state or by any governmental agency or which the Manager shall deem it advisable to file;

10.1.3. Any instrument or document that may be required to affect the continuation of the Company, the admission of new Members, or the dissolution and termination of the Company; and

10.1.4. Any and all other instruments as the Manager may deem necessary or desirable to effect the purposes of this Agreement and carry out fully its provisions.

10.2. **Terms of Power of Attorney**. The special and limited power of attorney of the Manager (i) is a special power of attorney coupled with the interest of the Manager in the Company, and its assets, is irrevocable, shall survive the death, incapacity, termination or dissolution of the granting Investor Member, and is limited to those matters herein set forth; (ii) may be exercised by the Manger by an through one or more of the officers of the Manager for each of the Investor Members by the signature of the Manager acting as attorney-in-fact for all of the Investor Members, together with a list of all Investor Members executing such instrument by their attorney-in-fact or by such other method as may be required or requested in connection with the recording or filing of any instrument or other document so executed; and (iii) shall survive an assignment by an Investor Member of all or any portion of his, her or its Percentage Interest except that, where the assignee of the Percentage Interest owned by the Investor Member has been approved by the Manager for admission to the Company, the special power of attorney shall survive such assignment for the sole purpose of enabling the Manager to execute, acknowledge and file any instrument or document necessary to effect such substitution.

10.3. **Notice to Investor Members**. The Manager shall promptly furnish to each Investor Member a copy of any amendment to this Agreement executed by the Manger pursuant to a power of attorney from such Investor Member.

11. **ARTICLE ELEVEN: MISCELLANEOUS**

11.1. **Amendments**.

11.1.1. **Amendments by Manager.** The Manager may amend this Agreement without the consent of the Investor Members, including, without limitation, to (i) correct typographical mistakes; (ii) reflect the admission of additional Members; and (iii) comply with applicable law.

11.1.2. **Limitation.** Notwithstanding section 11.1.1, without the consent of each affected Investor Member, the Manager may not adopt any amendment that would (i) amend this section 11.1.2, (ii) require any Investor Member to make additional Capital Contributions, (iii) impose personal liability on any Investor Member, (iv) change an Investor Member's share of distributions relative to other Members who are Investor Members on the date hereof, or (v) give Sponsor itself a superior right to distributions vis-à-vis the Investor Members than is currently provided in Article Four.

11.2. **Waivers**. No delay in the exercise of any right shall be deemed a waiver thereof, nor shall the waiver of a right or remedy in a particular instance constitute a waiver of such right or remedy generally.

11.3. **Assignment by Sponsor**. Sponsor may assign its Percentage Interest and its interest in this Agreement to any other entity controlled by or under common control with Sponsor.

11.4. **Notices**. Any notice or document required or permitted to be given under this Agreement may be given by a party or by its legal counsel and shall be deemed to be given by electronic mail with transmission acknowledgment, to the principal business address of the Company, if to the Company or the Manager, to the email address of an Investor Member provided by such Investor Member, or such other address or addresses as the parties may designate from time to time by notice satisfactory under this section.

11.5. **Electronic Delivery**. Each Member hereby agrees that all communications with the Company, including all tax forms, shall be via electronic delivery.

11.6. **Governing Law**. This Agreement shall be governed by the internal laws of Delaware without giving effect to the principles of conflicts of laws. Each Member hereby (i) consents to the personal jurisdiction of the Delaware courts or the Federal courts located in Delaware, (ii) agrees that all disputes arising from this Agreement shall be prosecuted in such courts, (iii) agrees that any such court shall have in personam jurisdiction over such Member, (iv) consents to service of process by notice sent by regular mail to the address set forth on Schedule A and/or by any means authorized by Delaware law, and (v) if such Member is not otherwise subject to service of process in Delaware, agrees to appoint and maintain an agent in Delaware to accept service, and to notify the Company of the name and address of such agent.

11.7. **Waiver of Jury Trial**. Each Member acknowledges and agrees that any controversy that may arise under this Agreement is likely to involve complicated and difficult issues and, therefore, each Member irrevocably and unconditionally waives any right it may have to a trial by jury in respect of any legal action arising out of or relating to this Agreement.

11.8. **Signature in Counterparts**. This Agreement may be signed in counterparts, each of which shall be deemed to be a fully-executed original.

11.9. **Signature by Facsimile or Email**. An original signature transmitted by facsimile or email shall be deemed to be original for purposes of this Agreement.

11.10. **No Third-Party Beneficiaries**. Except as otherwise specifically provided in this Agreement, this Agreement is made for the sole benefit of the parties. No other persons shall have any rights or remedies by reason of this Agreement against any of the parties or shall be considered to be third party beneficiaries of this Agreement in any way.

11.11. **Binding Effect**. This Agreement shall inure to the benefit of the respective heirs, legal representatives and permitted assigns of each party, and shall be binding upon the heirs, legal representatives, successors and assigns of each party.

11.12. **Titles and Captions**. All article, section and paragraph titles and captions contained in this Agreement are for convenience only and are not deemed a part of the context hereof.

11.13. **Pronouns and Plurals**. All pronouns and any variations thereof are deemed to refer to the masculine, feminine, neuter, singular or plural as the identity of the person or persons may require.

11.14. **Execution by Investor Members**. It is anticipated that this Agreement will be executed by Investor Members through the execution of a separate Investment Agreement.

11.15. **Days**. Any period of days mandated under this Agreement shall be determined by reference to calendar days, not business days, except that any payments, notices, or other performance falling due on a Saturday, Sunday, or federal government holiday shall be considered timely if paid, given, or performed on the next succeeding business day.

11.16. **Entire Agreement**. This Agreement constitutes the entire agreement among the parties with respect to its subject matter and supersedes all prior agreements and understandings.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

1463 DOT AVE MM LLC

By: TLee Development, LLC, its Manager

By /s/ Travis Lee

Travis Lee, Sole Member

EXHIBIT F: SUMMARY OF THE LLC AGREEMENT

Overview

The following summarizes some of the most important provisions of the Company's Limited liability company Agreement, or "LLC Agreement." This summary is qualified in its entirety by the actual LLC Agreement, which is attached to this Form C.

Formation and Ownership

The Company was formed in Delaware pursuant to the Delaware Limited liability company Act.

Initially, the Company will be owned only by the Manager and by the Investors. In the future, if more capital is required, the Manager could admit additional owners.

In this summary, the owners of the Company are referred to as "Members."

Management

The Company and its business will be managed by the Manager, which has complete discretion over all aspects of the Company's business. For example, the Manager may (i) admit new Members to the Company; (i) sell or refinance the project; (iii) change the name or characteristics of the project; (iv) determine the timing and amount of distributions; and (v) determine the information to be provided to the Members.

Obligation to Contribute Capital

After an Investor pays for his, her, or its Investor Shares, the Investor will not be required to make any further contributions to the Company. However, if an Investor or other Member has received a distribution from the Company wrongfully or by mistake, the Investor might have to pay it back.

Personal Liability

No Investor will be personally liable for any of the debts or obligations of the Company.

Distributions

Distributions from the Company will be made in the manner described in disclosure items §227.201(m) – Terms of the Securities.

If additional Members are admitted to the Company in the future, they might have rights to distributions that are superior to the rights of Investors.

Transfers

No Member may transfer his, her, or its Investor Shares without the consent of the Manager. The only exceptions are for certain transfers to family members.

If a Member wants to sell his, her, or its Investor Shares, they must first be offered to the Manager.

Death, Disability, Etc.

If a Member should die or become incapacitated, he, her, or its successors will continue to own the Investor Shares.

Fees to Manager and Affiliates

The Manager and its affiliates will be entitled to certain fees and distributions described in disclosure item §227.201(r) – Transactions Between the Company and "Insiders".

"Drag-Along" Right

If the Manager wants to sell the Company's business, it may affect the transaction as a sale of the Company's assets or as a sale of all the interests in the Company. In the latter case, Investors will be required to sell their Investor Shares as directed by the Manager, receiving the same amount they would have received had the transaction been structured as a sale of assets.

Exculpation and Indemnification

The LLC Agreement seeks to protect the Manager from legal claims made by Members to the maximum extent permitted by law. For example, it provides that the Manager (i) is not subject to any fiduciary obligations to the Members; (ii) will not be liable for any act or omission that does not constitute fraud or willful misconduct; and (iii) will be indemnified against most claims arising from its position as the Manager of the Company.

Rights to Information

Each year, the Company will provide the Members with (i) a statement showing in reasonable detail the computation of the amount distributed to the Members; (ii) a balance sheet of the Company; (iii) a statement of the Company's income and expenses; and (iv) information for Members to prepare their income tax returns. A Member's right to see additional information or inspect the books and records of the Company is limited by the LLC Agreement.

Power of Attorney

Each Member grants to the Manager a limited power of attorney to execute documents relating to the Company.

Electronic Delivery

All documents, including all tax-related documents, will be transmitted by the Company to the Members via electronic delivery.

Distributions to Pay Tax Liability

The Company will generally be treated as a "pass-through entity" for Federal and State tax purposes. This means that the income of the Company, if any, will be reported on the personal tax returns of the Members. For any year in which the Company reports taxable income or gains, it will try to distribute at least enough money for the Members to pay their associated tax liabilities.

Amendment

The Manager has broad discretion to amend the Operating Agreement without the consent of Members, including amendments to correct typographical errors; to reflect the admission of additional Members; to change the Company's business plan; and to comply with applicable law. However, without the consent of each affected Member, the Manager may not adopt any amendment that would: (i) require a Member to make additional capital contributions; (ii) impose personal liability on any Member; (iii) change a Member's share of distributions relative to other Members; or (iv) change a Member's share of distributions relative to the Manager.

EXHIBIT H: FEDERAL INCOME TAX CONSEQUENCES

Overview

The following summarizes some of the Federal income tax consequences of acquiring an LLC Interest. This summary is based on the Internal Revenue Code (the "Code"), regulations issued by the Internal Revenue Service ("Regulations"), and administrative rulings and court decisions, all as they exist today. The tax laws, and therefore the Federal income tax consequences of acquiring an LLC Interest, could change in the future.

This is only a summary, applicable to a generic Investor. Your personal situation could differ. We encourage you to consult with your own tax advisor before investing.

Classification as a Partnership

The Company will be treated as a partnership for Federal income tax purposes. If the Company were treated as a corporation and not as a partnership, the operating profit or gain on sale of the project would generally be subject to two levels of Federal income taxation. This would substantially reduce the economic return to Investors.

Federal Income Taxation of the Company and its Owners

Because it is treated as a partnership, the Company itself will not be subject to Federal income taxes. Instead, each Investor will be required to report on his, her, or its personal Federal income tax return his, her, or its distributive share of the Company's income, gains, losses, deductions and credits for the taxable year, whether or not actual distributions of cash or other property are made. Each Investor's distributive share of such items will be determined in accordance with the LLC Agreement.

Deduction of Losses

Each Investor may deduct his, her, or its allocable share of the Company's losses, if any, subject to the basis limitations of Code §704(d), the "at risk" rules of Code §465, and the "passive activity loss" rules of Code §469. Unused losses generally may be carried forward indefinitely. The use of tax losses generated by the Company against other income may not provide a material benefit to Investors who do not have taxable passive income from other passive activities.

20% Deduction for Pass-Through Entities

Because the Company will be treated as a partnership for Federal income tax purposes, Investors might be entitled to deduct up to 20% of the amount of taxable income and gains allocated to them by the Company. Investors should consult with their personal tax advisors concerning the availability of this deduction in their personal tax circumstances.

Tax Basis

Code §704(d) limits an Investor's loss to his, her, or its tax "basis" in his, her, or its Interest. An Investor's tax basis will initially equal his, her, or its capital contribution (i.e., the purchase price for the Interest). Thereafter, the Investor's basis generally will be increased by further capital contributions made by the Investor, his, her, or its allocable share of the Company's taxable and tax-exempt income, and his, her, or its share of certain liabilities of the Company. The Investor's basis generally will be decreased by the amount of any distributions he, she, or it receives, his, her, or its allocable share of the Company's losses and deductions, and any decrease in his, her, or its share of the Company's liabilities.

Limitations of Losses to Amounts at Risk

In the case of certain taxpayers, Code §465 limits the deductibility of losses from certain activities to the amount the taxpayer has "at risk" in the activities. An Investor subject to these rules will not be permitted to deduct his, her, or its allocable share of the Company's losses to the extent the losses exceed the amount the Investor is considered to have at risk in the Company. If an Investor's at-risk amount should fall below zero, he, she, or it would generally be required to "recapture" such amount by reporting additional income. An Investor generally will be considered at risk to the extent of his, her, or its cash contribution (i.e., the purchase price for the Interest), his, her, or its basis in other contributed property, and his, her, or its personal liability for repayments of borrowed amounts. The Investor's amount at risk will generally be increased by further contributions and his, her, or its allocable share of the Company's income, and decreased by distributions he, she, or it receives and his, her, or its allocable share of the Company's losses. With respect to amounts borrowed for investment in the Company, an Investor will not be considered to be at risk even if he, she, or it is personally liable for repayment if the borrowing was from a person who has certain interests in the Company other than an interest as a creditor. In all events, an Investor will not be treated as at risk to the extent his, her, or its investment is protected against loss through guarantees, stop-loss agreements or other similar arrangements.

Limitations on Losses from Passive Activities

In the case of certain taxpayers, Code §469 generally provides for a disallowance of any loss attributable to "passive activities" to the extent the aggregate losses from all such passive activities exceed the aggregate income of the taxpayer from such passive activities. Losses that are disallowed under these rules for a given tax year may be carried forward to future years to be offset against passive activity income in such future years. Furthermore, upon the disposition of a taxpayer's entire interest in any passive activity, if all gain or loss realized on such disposition is recognized, and such disposition is not to a related party, any loss from such activity that was not previously allowed as a deduction and any loss from the activity for the current year is allowable as a deduction in such year, first against income or gain from the passive activity for the taxable year of disposition, including any gain recognized on the disposition, next against net income or gain for the taxable year from all passive activities and, finally, against any other income or gain.

The Company will be treated as a passive activity to Investors. Hence, Investors generally will not be permitted to deduct their losses from the Company except to the extent they have income from other passive activities. Similarly, tax credits arising from passive activity will be available only to offset tax from passive activity. However, all such losses, to the extent previously disallowed, will generally be deductible in the year an Investor disposes of his, her, or its Investor Shares in a taxable transaction.

Limitation on Capital Losses

An Investor who is an individual may deduct only $3,000 of net capital losses every year (that is, capital losses that exceed capital gains). Net capital losses in excess of $3,000 per year may generally be carried forward indefinitely.

Limitation on Investment Interest

Interest that is characterized as "investment interest" generally may be deducted only against investment income. Investment interest would include, for example, interest paid by an Investor on a loan that was incurred to purchase LLC Shares and interest paid by the Company to finance investments, while investment income would include dividends and interest but would not generally include long term capital gain. Thus, it is possible that an Investor would not be entitled to deduct all of his, her, or its investment interest. Any investment interest that could not be deducted may generally be carried forward indefinitely.

Treatment of Liabilities

When the Company borrows money or otherwise incurs indebtedness, the amount of the liability will be allocated among all of the Investors in the manner prescribed by the Regulations. In general (but not for purposes of the "at risk" rules) each Investor will be treated as having contributed cash to the Company equal to his, her, or its allocable share of all such liabilities. Conversely, when an Investor's share of liabilities is decreased (for example, if the Company repays loans or an Investor disposes of his, her, or its Interest) then the Investor will be treated as having received a distribution of cash equal to the amount of such decrease.

Allocations of Profits and Losses

The profits and losses of the Company will be allocated among all the owners of the Company, including Investors, in the manner described in the LLC Agreement. In general, it is intended that profits and losses will be allocated in a manner that corresponds with the distributions each Investor is entitled to receive; *i.e.*, so that tax allocations follow cash distributions. Such allocations will be respected by the IRS if they have "substantial economic effect" within the meaning of Code §704(b). If they do not, the IRS could re-allocate items of income and loss.

Sale or Exchange of Investor Shares

In general, the sale of Investor Shares by an Investor will be treated as a sale of a capital asset. The amount of gain from such a sale generally will be equal to the difference between the selling price and the Investor's basis. Such gain will generally be eligible for favorable long-term capital gain treatment if the Investor Shares have been held for at least 12 months. However, to the extent any of the sale proceeds are attributable to substantially appreciated inventory items or unrealized receivables, as defined in Code §751, the Investor will recognize ordinary income.

If, as a result of a sale of a Investor Shares, an Investor's share of liabilities is reduced, such Investor could recognize a tax liability greater than the amount of cash received in the sale.

Code §6050K requires any Investor who transfers Investor Shares at a time when the Company has unrealized receivables or substantially appreciated inventory items to report such transfer to the Company. For these purposes, "unrealized receivables" includes depreciation subject to "recapture" under Code §1245 or Code §1250. If so notified, the Company must report the identity of the transferor and transferee to the IRS, together with other information described in the Regulations. Failure by an Investor to report a transfer covered by this provision may result in penalties.

A gift of Investor Shares will be taxable if the donor-Investor's share of liabilities is greater than his, her, or its adjusted basis in the gifted Investor Shares. The gift could also give rise to Federal gift tax liability. If the gift is made as a charitable contribution, the donor-Investor is likely to realize gain greater than would be realized with respect to a non-charitable gift, since in general the Investor will not be able to offset the entire amount of his, her, or its adjusted basis in the donated Investor Shares against the amount considered to be realized as a result of the gift (*i.e.*, the Company's debt).

Transfer of Investor Shares by reason of death would not in general be a taxable event, although it is possible that the IRS would treat such a transfer as taxable where the deceased Investor's share of liabilities exceeds his or her pre-death basis in his or her Investor Shares. The deceased Investor's transferee will get a basis in the Investor Shares equal to their fair market value at death (or, in certain circumstances, on the date six (6) months after death), increased by the transferee's share of liabilities. For this purpose, the fair market value will not include the decedent's share of Company taxable income to the extent attributable to the pre-death portion of the taxable year.

Treatment of Distributions

Upon the receipt of any distribution or cash or other property, including a distribution in liquidation of the Company, an Investor generally will recognize income only to the extent that the amount of cash and marketable securities he, she, or it receives exceeds his, her, or its basis in the Investor Shares. Any such gain generally will be considered as gain from the sale of the Investor Shares.

Alternative Minimum Tax

The Code imposes an alternative minimum tax on individuals and corporations. Certain items of the Company's income and loss may be required to be taken into account in determining the alternative minimum tax liability of Investors.

Taxable Year

The Company will report its income and losses using the calendar year. In general, each Investor will report his, her, or its share of income and losses for the taxable year of such Investor that includes December 31st; *i.e.*, the calendar year for individuals and other Investors using the calendar year.

Section 754 Election

The Company may, but is not required to, make an election under Code §754 on the sale of Investor Shares or the death of an Investor. The result of such an election is to increase or decrease the tax basis of the Company's assets for purposes of allocations made to the buyer or beneficiary that would, in turn, affect depreciation deductions and gain or loss on sale, among other items.

Unrelated Business Taxable Income for Tax-Exempt Investors

A church, charity, pension fund, or other entity that is otherwise exempt from Federal income tax must nevertheless pay tax on "unrelated business taxable income." In general, interest and gains from the sale of property (other than inventory) are not treated as unrelated business taxable income. However, interest and gains from property that was acquired in whole or in part with the proceeds of indebtedness may be treated as unrelated business taxable income. Because the Company intends to borrow money to acquire the project and may borrow additional funds in the future, some of the income of the Company could be subject to tax in the hands of tax-exempt entities.

Tax Returns and Tax Information; Audits; Penalties; Interest

The Company will furnish each Investor with the information needed to be included in his, her, or its Federal income tax returns. Each Investor is personally responsible for preparing and filing all personal tax returns that may be required as a result of his, her, or its purchase (or ownership) of Investor Shares. The Company's tax returns will be prepared by accountants selected by the Company.

If the Company's tax returns are audited, it is possible that substantial legal and accounting fees will have to be paid to substantiate the Company's reporting position on its returns and such fees would reduce the cash otherwise distributable to Investors. Such an audit may also result in adjustments to the Company's tax returns, which adjustments, in turn, would require an adjustment to each Investor's personal tax return. An audit of the Company's tax returns may also result in an audit of non-Company items on each Investor's personal tax returns, which could result in adjustments to such items. The Company is not obligated to contest adjustments proposed by the IRS.

Each Investor must either report Company items on his, her, or its tax return consistent with the treatment on the Company's information return or file a statement with his, her, or its tax return identifying and explaining the inconsistency. Otherwise, the IRS may treat such inconsistency as a computational error and re-compute and assess the tax without the usual procedural protections applicable to Federal income tax deficiency proceedings.

The Manager will be treated as the "tax matters partner" of the Company and will generally control all proceedings with the IRS.

The Code imposes interest and a variety of potential penalties on underpayments of tax.

Other Tax Consequences

The foregoing discussion addresses only selected issues involving Federal income taxes and does not address the impact of other taxes on an investment in the Company, including Federal estate, gift, or generation-skipping taxes, or State and local income or inheritance taxes. Prospective Investors should consult their own tax advisors with respect to such matters.

EXHIBIT H: FINANCIAL STATEMENTS

1463 Dot Ave MM, LLC
Delaware Limited Liability Company

Consolidated Financial Statement (Unaudited) and
Independent Accountant's Review Report

August 5, 2021 (inception)

1463 Dot Ave MM, LLC

TABLE OF CONTENTS



To the Managing Member of
1463 Dot Ave MM, LLC
Boston, MA

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

We have reviewed the accompanying consolidated financial statement of 1463 Dot Ave MM, LLC (Delaware limited liability company) and its subsidiary, which comprise the consolidated balance sheet as of August 5, 2021 (inception) and the related notes to the consolidated financial statement. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the consolidated financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Consolidated Financial Statement

Management is responsible for the preparation and fair presentation of the consolidated financial statement in accordance with accounting principles generally accepted in the United States of America; this includes design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the consolidated financial statement for it to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying consolidated financial statement in order for it to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 2, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying consolidated financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Artesian CPA LLC

Artesian CPA, LLC

Denver, Colorado
November 10, 2021

Artesian CPA, LLC
1624 Market Street, Suite 202 | Denver, CO 80202
p: 877.968.3330 f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com

1463 DOT AVE MM, LLC
CONSOLIDATED BALANCE SHEET (UNAUDITED)
As of August 5, 2021 (inception)

ASSETS

Current Assets:

Cash and cash equivalents	$	-
Total Current Assets		-
TOTAL ASSETS	$	-

LIABILITIES AND MEMBERS' EQUITY (DEFICIT)

Liabilities	$	-
Members' Equity (Deficit)		-
TOTAL LIABILITIES AND MEMBERS' EQUITY (DEFICIT)	$	-

See Independent Accountant's Review Report and accompanying notes, which are an integral
part of these financial statements.
-2-

68

1463 DOT AVE MM, LLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT (UNAUDITED)
As of August 5, 2021 (inception)

NOTE 1: NATURE OF OPERATIONS

1463 Dot Ave MM, LLC (the "Company") is a limited liability company organized August 5, 2021 under the laws of Delaware. The Company's managing member is TLee Development, LLC (the "Manager").

The purpose of the Company is to serve as the managing member of 1463 Dot Ave, LLC, which is constructing a ground up, 5-story, mixed use building in Dorchester, Massachusetts consisting of twenty-nine rental units and 1,325 square feet of commercial space (the "Project"). In carrying on its business, the Company may enter into contracts, incur indebtedness, sell, lease, or encumber any or all of its property, engage the services of others, enter into joint ventures, and take any other actions the Manager deems advisable.

The Company is the managing member of 1463 Dot Ave, LLC (the "Subsidiary"), a Massachusetts limited liability company formed on August 5, 2021, which is consolidated in these financial statements due to the Company's controlling interest in the Subsidiary by virtue of its position as its managing member. As described in Note 7, subsequent to August 5, 2021 (inception), the Company's economic interest in the subsidiary was established at 18.18% from its percentage interest of $300,000 against outside percentage interests of $1,350,000.

As of August 5, 2021 (inception), the Company has not yet commenced planned principal operations nor generated revenue. The Company's activities since inception have consisted of formation activities and preparations to raise capital. Once the Company commences its planned principal operations, it will incur significant additional expenses. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure additional funding to operationalize the Company's planned operations or failing to profitably operate the business.

NOTE 2: GOING CONCERN

The accompanying consolidated financial statement has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has not yet commenced planned principal operations, plans to incur significant costs in securing and developing the Project, and has not generated revenues or profits since inception. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The Company's ability to continue as a going concern for the next twelve months following the date the consolidated financial statement was available to be issued is dependent upon its ability to obtain additional capital financing sufficient to meet current and future obligations. No assurance can be given that the Company will be successful in these efforts.

The consolidated financial statement does not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

1463 DOT AVE MM, LLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT (UNAUDITED)
As of August 5, 2021 (inception)

NOTE 3: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP). The Company has adopted the calendar year as its fiscal year.

Use of Estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of August 5, 2021 (inception), the Company has not established a deposit account with a financial institution.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the consolidated balance sheet approximate their fair value.

1463 DOT AVE MM, LLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT (UNAUDITED)
As of August 5, 2021 (inception)

<u>Organizational Costs</u>

In accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 720, organizational costs, including accounting fees, legal fees, and costs of incorporation, are expensed as incurred.

<u>Income Taxes</u>

The Company is a limited liability company. Accordingly, under the Internal Revenue Code, all taxable income or loss flows through to its members. Therefore, no provision for income tax has been recorded in the statements. Income from the Company is reported and taxed to the members on their individual tax returns.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's consolidated financial statements, which prescribes a recognition threshold and measurement process for consolidated financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's consolidated financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company may in the future become subject to federal, state and local income taxation though it has not been since its inception. The Company is not presently subject to any income tax audit in any taxing jurisdiction.

NOTE 4: MEMBERS' EQUITY (DEFICIT)

The Company has appointed TLee Development, LLC as its manager (the "Manager"). The Manager has full and complete authority, power and discretion to manage and control the business, affairs and properties of the Company, to make all decisions regarding those matters, to execute any contracts or other instruments on behalf of the Company, and to perform any and all other acts or activities customary or incidental to the management of the Company's business.

The Company's members are entitled to profit and loss allocations and distributions from its available assets based on their respective percentage interests. The Company intends to distribute available cash annually, at the sole discretion of the Manager. Members are entitled to a 6% per annum return on their unreturned investment. Distributions, when declared by the Manager in its sole discretion, are to be paid first to members on their 6% return, then to any prior shortfalls in the 6% returns due to members on any prior year, then to members up to their unreturned capital, and any remaining assets to members until they have received an additional 20% return on their initial investment.

The Subsidiary is to distribute its net cash flow in accordance with its operating agreement, which establishes a distribution waterfall of: 1) 100% to MassHousing for repayment on any outstanding balance on its workforce loan not to exceed $50,000; 2) 90% to the Subsidiary's investor member and 10% to the Company until the Subsidiary's investor member has received an amount equal to the greater of (x) 75% of its 8% preferred return for the most recent fiscal year and (y) the amount by which the aggregate sum of distributions to the Subsidiary's investor member under this clause (2) and clause (4) below to date is less than 75% of the aggregate 8% preferred return earned from the date of inception through the end of the most recent fiscal year; 3) 100% to the Company until the Company has received an amount equal to the greater of (x) the amount by which the distribution to the Company under clause (2) above for the most recent fiscal year is less than 75% of the 8% preferred return for the most recent fiscal year and (y) the amount by which the aggregate sum of distributions to the Company under clause (2) above, this clause (3) and clause (4) below to date is less than 75% of the aggregate 8% preferred return earned from the date of inception through the end of the most recent fiscal year; 4) 81.82% to the Subsidiary's investor member and 18.18% to the Company until the Subsidiary's investor member has received total distributions to date under clause (2) above and under this clause (4) equal to the 8% preferred return; 5) 100% to the Company until the Company has received total distributions to date under clauses (2), (3) and (4) above and under this clause (5) equal to the full 8% preferred return plus an 8% preferred return on any additional capital contributions from the Company.

The Subsidiary is to distribute net proceeds from a capital transaction following a waterfall of: 1) the Subsidiary's investor member until its capital contributions have been returned in full; 2) to the Company until its capital contributions have been returned in full; 3) to the Subsidiary's investor member until it has received an 8% internal rate of return on its capital contributions; 4) to the Company until it has received a total an 8% internal rate of return on its capital contributions; 5) 80% to the Company and 20% to the Subsidiary's investor member.

The Subsidiary's investor member has the right to provide a put notice at any time after January 1, 2028 electing to sell all of the Subsidiary's investor member's interests to the Company at an amount equal to the fair market value (as defined in accordance with the terms of the operating agreement) of the Subsidiary's investor member's interest taking into account all distributions previously received by Subsidiary's investor member from the Subsidiary and shall be determined based on the Subsidiary's investor member's share of distributions from a capital transaction as described above ("Put Price"). The Company has the right to provide notice to the Subsidiary's investor member at any time electing to purchase all of the Subsidiary's investor member's interests at an amount equal to the greater of (A) the Put Price, (B) an amount that, when combined with all distributions previously received by Subsidiary's investor member from the Subsidiary, would provide to Subsidiary's investor member a return of its capital contributions in full plus a return equal to the rate of 8% per annum, compounded annually, applied to any unreturned capital contributions of Subsidiary's investor member from time to time, commencing to accrue as of the date Subsidiary's investor member made such capital contribution to the Subsidiary, and (C) an amount equal to 1.6 times the total capital contributions of the investor member.

The debts, obligations, and liabilities of the Company, whether arising in contract, tort, or otherwise, are solely the debts, obligations, and liabilities of the Company, and no member of the Company is obligated personally for any such debt, obligation, or liability.

1463 DOT AVE MM, LLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT (UNAUDITED)
As of August 5, 2021 (inception)

NOTE 5: RELATED PARTY TRANSACTIONS

The Manager may engage itself or its affiliates to perform services, including development fees, on behalf of the Company.

NOTE 6: RECENT ACCOUNTING PRONOUNCEMENTS

In May 2014, the FASB issued ASU 2014-09, *Revenue from Contracts with Customers* (Topic 606). This ASU supersedes the previous revenue recognition requirements in ASC Topic 605—Revenue Recognition and most industry-specific guidance throughout the ASC. The core principle within this ASU is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. In August 2015, the FASB issued ASU 2015-14, *Revenue from Contracts with Customers*, which deferred the effective date for ASU 2014-09 by one year to fiscal years beginning after December 15, 2017, while providing the option to early adopt for fiscal years beginning after December 15, 2016. Transition methods under ASU 2014-09 must be through either (i) retrospective application to each prior reporting period presented, or (ii) retrospective application with a cumulative effect adjustment at the date of initial application. The Company adopted this standard effective on its inception date.

In February 2016, the FASB issued ASU 2016-02, *Leases* (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2021, including interim periods within those fiscal years. Early adoption is permitted. We are continuing to evaluate the impact of this new standard on our financial reporting and disclosures.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying consolidated financial statements. As new accounting pronouncements are issued, we will adopt those that are applicable under the circumstances.

NOTE 7: SUBSEQUENT EVENTS

Contributions

After the inception date, the Manager made an initial capital contribution to the Company amounting to $300,000. Up to $200,000 of such may be replaced and reimbursed to the Manager by investments from new members from an anticipated offering under Regulation CF to commence in late 2021.

Property Acquisition

The Subsidiary plans to acquire the property for the Project in November 2021 from the Company's Manager, TLee Development LLC commensurate with the closing of the related loans.

Construction Loan

The Subsidiary is in the process of obtaining a two-year term construction loan from Massachusetts Housing Investment Corporation for $7,500,000 bearing interest at 3.75%. The loan will be secured by the Company's property and guaranteed by Travis Lee. The loan is not yet finalized and there is no assurance that it will be.

<u>Additional Planned Financing</u>

The Subsidiary is in the process of securing permanent financing of $8,000,000 from MassHousing consisting of: A) $2,500,000 15 year workforce loan requiring monthly interest only payments at 2% per annum with a balloon payment at maturity for the $2,500,000 principal balance. The loan payment is to be renewable for an additional period of 15 years at the lender's option. The loan will be secured by the Company's assets; B) $5,500,000 permanent loan bearing interest at 3.11% over the 10-year treasury rate and requiring standard amortization monthly principal and interest payments over its 40 year term. The loans will be secured by the Company's assets. The loan is not yet finalized and there is no assurance that it will be.

<u>Subsidiary Equity Investment</u>

The Subsidiary is in process of obtaining a $1,350,000 equity investment from the Healthy Neighborhoods Equity Fund II Limited Partnership in exchange for an 81.82% interest in the Subsidiary. This investment will be in accordance with the terms of the Subsidiary's equity structure as described in Note 4. The equity financing is not yet finalized and there is no assurance that it will be.

<u>Management's Evaluation</u>

Management has evaluated subsequent events through November 10, 2021, the date the consolidated financial statement was available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in this consolidated financial statement.

EXHIBIT I: BACKGROUND CHECKS



1. Name of covered person: 1463 Dot Ave MM, LLC
2. Date: November 10, 2021

This Bad Actor Report summarizes the results obtained from a search of court, regulatory, and agency records that cover each of the enumerated events that would trigger disqualification from offering securities under the claimed exemption from registration, or require disclosure.

Summary: Our investigation revealed that 1463 Dot Ave MM, LLC is likely: **Not disqualified**	✔
Criminal Convictions: Felony or misdemeanor conviction in connection with the purchase or sale of a security, involving the making of any false filing with the SEC, or arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, or paid solicitor of purchasers of securities. **Details**: No information indicating a criminal conviction was found.	✔
Civil Orders, Judgments, and Decrees: Order, judgment or decree of any court of competent jurisdiction that restrains or enjoins a the covered person from engaging or continuing to engage in any conduct or practice in connection with the purchase or sale of a security, involving the making of any false filing with the SEC, or arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, or paid solicitor of purchasers of securities. **Details**: No information indicating a civil order, judgment, or decree was found.	✔
Regulatory Authority Orders: Final order of a state securities commission, state banking regulator, state insurance commission, federal banking regulator, the U.S. Commodity Futures Trading Commission, or the National Credit Union Administration that bars the covered person from association with any entity regulated by such commission, authority, agency, or officer; engaging in the business of securities, insurance or banking; engaging in savings association or credit union activities; or that constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct. **Details**: No information indicating a regulatory order was found.	✔
SEC Regulated Person Orders: Order of the SEC entered pursuant to Section 15(b) or 15B(c) of the Securities Exchange Act, or Section 203(e) or (f) of the Investment Advisers Act of 1940 that suspends or revokes the covered person's registration as a broker, dealer, municipal securities dealer or investment adviser; places limitations on the activities, functions or operations of the covered person; or bars the covered person from being associated with any entity or participating in the offering of any penny stock. **Details**: No information indicating a regulated person order was found.	✔

1423 Leslie Avenue, Alexandria VA 22301 | Phone: (703) 548-7263 | Fax: (703) 548-7263 | www.crowdcheck.com



SEC Cease-and-Desist Orders: Order of the SEC that orders the covered person to cease and desist from committing or causing a violation of or future violation of any scienter-based anti-fraud provision of the federal securities laws; or Section 5 of the Securities Act. **Details**: No information indicating a SEC cease-and-desist order was found.	✔
Self-Regulatory Organization Orders: Suspension or expulsion from membership in, or suspension or bar from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principals of trade. **Details**: No information indicating a self-regulatory organization order was found.	✔
SEC Stop Orders: Participation in any registration statement or Regulation A offering statements filed with the SEC that was the subject of a refusal order, stop order, or order suspending the Regulation A exemption. **Details**: No information indicating a SEC stop order was found.	✔
USPO Orders: United States Postal Service false representation order, or any temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations. **Details**: No information indicating a USPO order was found.	✔
Other Information: Results for searches covering a Social Security Number trace, nationwide arrests, federal and county criminal records, sex offender registry, other civil litigation, bankruptcy records, and international watch lists. This information does not impact the ability to undertake any particular securities offering. **Details:** No derogatory other information was found.	✔

    Important information: Bad Actor Report by CrowdCheck is provided as a tool to help securities issuers and intermediaries establish that they have conducted "reasonable care" to discover whether any covered persons involved in the offering trigger any of the "Bad Actor" disqualifications that prevent the issuer from conducting certain securities offerings or require disclosure. While the search conducted by CrowdCheck is robust, CrowdCheck does not guarantee that the search will identify all disqualifying events. A more complete search would only be possible with expensive in-person investigation, and would be affected by the locations in which the subject person had lived. Additionally, false positives may occur due to similarity in names of individuals that will require further efforts on the part of the issuer and intermediary. CrowdCheck only checks persons that are identified to it as "covered persons" and is not responsible for establishing whether any given individual is a "covered person." The results of the Bad Actor Report do not constitute legal advice or investment advice of any kind. By using the Bad Actor Report by CrowdCheck, you agree to hold CrowdCheck harmless from any and all claims, responsibility, or liability that may result from the information provided by Bad Actor Report.

1423 Leslie Avenue, Alexandria VA 22301 | Phone: (703) 548-7263 | Fax: (703) 548-7263 | www.crowdcheck.com



crowd**check**   badactor**report**

1. Name of covered person: Travis M. Lee
2. Date: November 10, 2021

This Bad Actor Report summarizes the results obtained from a search of court, regulatory, and agency records that cover each of the enumerated events that would trigger disqualification from offering securities under the claimed exemption from registration, or require disclosure.

Summary: Our investigation revealed that Travis M. Lee is likely: **Not disqualified**	✅
Criminal Convictions: Felony or misdemeanor conviction in connection with the purchase or sale of a security, involving the making of any false filing with the SEC, or arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, or paid solicitor of purchasers of securities. **Details**: No information indicating a criminal conviction was found.	✅
Civil Orders, Judgments, and Decrees: Order, judgment or decree of any court of competent jurisdiction that restrains or enjoins a the covered person from engaging or continuing to engage in any conduct or practice in connection with the purchase or sale of a security, involving the making of any false filing with the SEC, or arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, or paid solicitor of purchasers of securities. **Details**: No information indicating a civil order, judgment, or decree was found.	✅
Regulatory Authority Orders: Final order of a state securities commission, state banking regulator, state insurance commission, federal banking regulator, the U.S. Commodity Futures Trading Commission, or the National Credit Union Administration that bars the covered person from association with any entity regulated by such commission, authority, agency, or officer; engaging in the business of securities, insurance or banking; engaging in savings association or credit union activities; or that constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct. **Details**: No information indicating a regulatory order was found.	✅
SEC Regulated Person Orders: Order of the SEC entered pursuant to Section 15(b) or 15B(c) of the Securities Exchange Act, or Section 203(e) or (f) of the Investment Advisers Act of 1940 that suspends or revokes the covered person's registration as a broker, dealer, municipal securities dealer or investment adviser; places limitations on the activities, functions or operations of the covered person; or bars the covered person from being associated with any entity or participating in the offering of any penny stock. **Details**: No information indicating a regulated person order was found.	✅

1423 Leslie Avenue, Alexandria VA 22301 | Phone: (703) 548-7263 | Fax: (703) 548-7263 | www.crowdcheck.com



SEC Cease-and-Desist Orders: Order of the SEC that orders the covered person to cease and desist from committing or causing a violation of or future violation of any scienter-based anti-fraud provision of the federal securities laws; or Section 5 of the Securities Act. **Details**: No information indicating a SEC cease-and-desist order was found.	✅
Self-Regulatory Organization Orders: Suspension or expulsion from membership in, or suspension or bar from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principals of trade. **Details**: No information indicating a self-regulatory organization order was found.	✅
SEC Stop Orders: Participation in any registration statement or Regulation A offering statements filed with the SEC that was the subject of a refusal order, stop order, or order suspending the Regulation A exemption. **Details**: No information indicating a SEC stop order was found.	✅
USPO Orders: United States Postal Service false representation order, or any temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations. **Details**: No information indicating a USPO order was found.	✅
Other Information: Results for searches covering a Social Security Number trace, nationwide arrests, federal and county criminal records, sex offender registry, other civil litigation, bankruptcy records, and international watch lists. This information does not impact the ability to undertake any particular securities offering. **Details:** No derogatory other information was found.	✅

    Important information: Bad Actor Report by CrowdCheck is provided as a tool to help securities issuers and intermediaries establish that they have conducted "reasonable care" to discover whether any covered persons involved in the offering trigger any of the "Bad Actor" disqualifications that prevent the issuer from conducting certain securities offerings or require disclosure. While the search conducted by CrowdCheck is robust, CrowdCheck does not guarantee that the search will identify all disqualifying events. A more complete search would only be possible with expensive in-person investigation, and would be affected by the locations in which the subject person had lived. Additionally, false positives may occur due to similarity in names of individuals that will require further efforts on the part of the issuer and intermediary. CrowdCheck only checks persons that are identified to it as "covered persons" and is not responsible for establishing whether any given individual is a "covered person." The results of the Bad Actor Report do not constitute legal advice or investment advice of any kind. By using the Bad Actor Report by CrowdCheck, you agree to hold CrowdCheck harmless from any and all claims, responsibility, or liability that may result from the information provided by Bad Actor Report.

1423 Leslie Avenue, Alexandria VA 22301 | Phone: (703) 548-7263 | Fax: (703) 548-7263 | www.crowdcheck.com



1. Name of covered person: TLee Development LLC
2. Date: November 16, 2021

This Bad Actor Report summarizes the results obtained from a search of court, regulatory, and agency records that cover each of the enumerated events that would trigger disqualification from offering securities under the claimed exemption from registration, or require disclosure.

Summary: Our investigation revealed that TLee Development LLC is likely: **Not disqualified**	✅
Criminal Convictions: Felony or misdemeanor conviction in connection with the purchase or sale of a security, involving the making of any false filing with the SEC, or arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, or paid solicitor of purchasers of securities. **Details**: No information indicating a criminal conviction was found.	✅
Civil Orders, Judgments, and Decrees: Order, judgment or decree of any court of competent jurisdiction that restrains or enjoins a the covered person from engaging or continuing to engage in any conduct or practice in connection with the purchase or sale of a security, involving the making of any false filing with the SEC, or arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, or paid solicitor of purchasers of securities. **Details**: No information indicating a civil order, judgment, or decree was found.	✅
Regulatory Authority Orders: Final order of a state securities commission, state banking regulator, state insurance commission, federal banking regulator, the U.S. Commodity Futures Trading Commission, or the National Credit Union Administration that bars the covered person from association with any entity regulated by such commission, authority, agency, or officer; engaging in the business of securities, insurance or banking; engaging in savings association or credit union activities; or that constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct. **Details**: No information indicating a regulatory order was found.	✅
SEC Regulated Person Orders: Order of the SEC entered pursuant to Section 15(b) or 15B(c) of the Securities Exchange Act, or Section 203(e) or (f) of the Investment Advisers Act of 1940 that suspends or revokes the covered person's registration as a broker, dealer, municipal securities dealer or investment adviser; places limitations on the activities, functions or operations of the covered person; or bars the covered person from being associated with any entity or participating in the offering of any penny stock. **Details**: No information indicating a regulated person order was found.	✅

1423 Leslie Avenue, Alexandria VA 22301 | Phone: (703) 548-7263 | Fax: (703) 548-7263 | www.crowdcheck.com



SEC Cease-and-Desist Orders: Order of the SEC that orders the covered person to cease and desist from committing or causing a violation of or future violation of any scienter-based anti-fraud provision of the federal securities laws; or Section 5 of the Securities Act. **Details**: No information indicating a SEC cease-and-desist order was found.	✅
Self-Regulatory Organization Orders: Suspension or expulsion from membership in, or suspension or bar from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principals of trade. **Details**: No information indicating a self-regulatory organization order was found.	✅
SEC Stop Orders: Participation in any registration statement or Regulation A offering statements filed with the SEC that was the subject of a refusal order, stop order, or order suspending the Regulation A exemption. **Details**: No information indicating a SEC stop order was found.	✅
USPO Orders: United States Postal Service false representation order, or any temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations. **Details**: No information indicating a USPO order was found.	✅
Other Information: Results for searches covering a Social Security Number trace, nationwide arrests, federal and county criminal records, sex offender registry, other civil litigation, bankruptcy records, and international watch lists. This information does not impact the ability to undertake any particular securities offering. **Details:** No derogatory other information was found.	✅

   Important information: Bad Actor Report by CrowdCheck is provided as a tool to help securities issuers and intermediaries establish that they have conducted "reasonable care" to discover whether any covered persons involved in the offering trigger any of the "Bad Actor" disqualifications that prevent the issuer from conducting certain securities offerings or require disclosure. While the search conducted by CrowdCheck is robust, CrowdCheck does not guarantee that the search will identify all disqualifying events. A more complete search would only be possible with expensive in-person investigation, and would be affected by the locations in which the subject person had lived. Additionally, false positives may occur due to similarity in names of individuals that will require further efforts on the part of the issuer and intermediary. CrowdCheck only checks persons that are identified to it as "covered persons" and is not responsible for establishing whether any given individual is a "covered person." The results of the Bad Actor Report do not constitute legal advice or investment advice of any kind. By using the Bad Actor Report by CrowdCheck, you agree to hold CrowdCheck harmless from any and all claims, responsibility, or liability that may result from the information provided by Bad Actor Report.

1423 Leslie Avenue, Alexandria VA 22301 | Phone: (703) 548-7263 | Fax: (703) 548-7263 | www.crowdcheck.com

EXHIBIT J: 1463 DOT AVE LLC AGREEMENT

FIRST AMENDED AND RESTATED

OPERATING AGREEMENT

OF

1463 DOT AVE LLC

DATED DECEMBER 3, 2021

TABLE OF CONTENTS

FIRST AMENDED AND RESTATED OPERATING AGREEMENT
OF
1463 DOT AVE LLC

BACKGROUND

A.   1463 Dot Ave MM LLC (the "<u>Managing Member</u>"), a Delaware limited liability company, as sole member, formed a limited liability company under the name of 1463 Dot Ave LLC (the "<u>Company</u>") pursuant to Chapter 156C of the Massachusetts General Laws, as amended (the "<u>Act</u>"), executed an operating agreement dated as of December 3, 2021 (the "<u>Original Agreement</u>") and caused a Certificate of Organization with respect thereto to be executed and filed with the Office of the Secretary of State of The Commonwealth of Massachusetts on August 5, 2021; and

B.   The parties desire to enter into this First Amended and Restated Operating Agreement for the purposes of (a) admitting Healthy Neighborhoods Equity Fund II Limited Partnership, a Delaware limited partnership, as Investor Member, and (b) amending, restating, and superseding all other prior operating agreements of the Company, and setting out more fully the rights, obligations, and duties of the Members, all in accordance with the provisions of the Act;

NOW, THEREFORE, the Members agree that the Company shall be continued and that this First Amended and Restated Operating Agreement shall be substituted for the Original Agreement.

ARTICLE 1 - CONTINUATION OF THE COMPANY

1.01   Continuation.

The Members agree to continue the Company under the Act pursuant to the provisions set forth below.

1.02   Name.

The name of the Company shall continue to be 1463 Dot Ave LLC.

1.03   Filing of Certificate of Organization.

The Managing Member shall, if legally required to do so, promptly file an Amendment to Certificate of Organization, and any and all amendments thereto in the office of the Secretary of State of The Commonwealth of Massachusetts. The Managing Member shall do all other acts and things (including publication or periodic filings of any certificate) that may now or hereafter be required for the perfection and continuing maintenance of the Company as a limited liability company under the laws of the Commonwealth of Massachusetts and necessary in order to protect the limited liability of the Investor Member under the laws of the Commonwealth of

Page 1

Massachusetts.

1.04 Registered Office; Principal Office and Place of Business.

The registered office and the principal office and place of business of the Company shall be c/o TLee Development LLC, 1452 Dorchester Avenue, 4th Floor, Boston, Massachusetts 02122 or at such other location as may be determined by the Managing Member. The Managing Member shall promptly notify the Investor Member of any change in the principal office or place of business. The Company may maintain such other offices at such other place or places within the state as the Managing Member may from time to time deem advisable.

1.05 Term.

The term of the Company commenced with the filing of the original Certificate on August 5, 2021, and shall have no specific dissolution date, unless the Company is sooner dissolved or terminated in accordance with the provisions of this Agreement.

1.06 Title to Company Property.

All property owned by the Company, whether real or personal, tangible or intangible, shall be deemed to be owned by the Company as an entity, and no Member, individually, shall have any ownership of such property or have the right of partition with respect to such property. The Company may hold any of its assets in its own name or in the name of a nominee, which nominee may be one or more individuals, partnerships, trusts or other entities.

1.07 Agent for Service of Process.

The Company's agent for service of process shall be Travis Lee, with an address of 1452 Dorchester Avenue, 4th Floor, Boston, Massachusetts 02122.

ARTICLE 2 - DEFINED TERMS

The following defined terms used in this Agreement shall have the meanings specified below:

"ACC Preferred Return" means, with respect to the Managing Member for each fiscal year, a cumulative return equal to eight (8%) percent per annum, compounded on a monthly basis on the Managing Member's Additional Capital Contributions. To the extent the ACC Preferred Return is not paid in full in any given year, such shortfall shall be added to the ACC Preferred Return due for the following year(s) until paid in full.

"Accountants" means a firm of independent, certified public accountants as may be selected by the Managing Member, with the Consent of the Investor Member as set forth in Section 7.05(a).

"Act" has the meaning set forth in the Background section of this Agreement.

"Additional Capital Contribution" means the amount of money contributed in cash or property and agreed to be contributed pursuant to this Agreement by all the Members or the predecessor holders of the Interests of such Members or Member, as the case may be, in excess of such Member's Budgeted Capital Contributions.

"Adjusted Value" means the value of the Company assets after they are adjusted under Section 10.02(b)(iv) to reflect the difference between their value on the books of the Company and their fair market value.

"Affiliate" means, as to any named Person or Persons, any other Person (a) who directly or indirectly controls, is controlled by, or is under common control with such Person, (b) who owns or controls 10% or more of the outstanding voting securities of such Person, (c) of which 10% or more of the voting securities are owned by such Person; (d) who is an officer, director, partner or trustee of such Person, or (e) for which such Person acts in the capacity of officer, director, partner or trustee.

"Agreed Value" means the fair market value of any property (determined without regard to liabilities secured by the property or to which the property is subject) contributed to the Company, as determined by the contributing Member and the Company. The Agreed Value of any promissory note of which the contributing Member is the maker shall be equal to the aggregate principal payments when and as actually made on the note, unless the promissory note is readily tradable on an established securities market or the note is disposed of by the Company in a taxable disposition.

"Agreement" means this First Amended and Restated Operating Agreement of the Company, as initially executed, or as amended from time to time, as the context may require.

"Architect" means Placetailor Inc., of Boston, Massachusetts, or any successor architect engaged from time to time by the Company.

"Budgeted Capital Contribution" means the amount of Capital Contribution for each Member set forth in Exhibit A.

"Call Notice" has the meaning set forth in Section 14.01(b).

"Call Price" means an amount equal to the greater of (x) the Put Price, (y) an amount that, when combined with all distributions previously received by Investor Member from the Company, would provide to Investor Member a return of its Capital Contribution in full plus a return equal to the rate of eight percent (8%) per annum, compounded annually, applied to any unreturned Capital Contribution of Investor Member from time to time, commencing to accrue as of the date Investor Member made such Capital Contribution to the Company, and (z) an amount equal to 1.6 times the total Capital Contributions of the Investor Member.

"Capital Account" means the capital account of any Member as specified in Section 10.02.

"Capital Contribution" means the total amount of money contributed in cash or property and agreed to be contributed pursuant to this Agreement by all the Members or the predecessor holders of the Interests of such Members or Member, as the case may be, including Budgeted Capital Contributions, Development Overrun Capital Contributions and Operating Capital Contributions.

"Capital Transaction" means any Company transaction resulting in the reorganization of borrowings or the receipt of funds (other than receipt of Capital Contributions, the Construction Loan proceeds, the Permanent Loan proceeds or other sources shown on the Sources and Uses) not in the ordinary course of its business, including, without limitation, mortgage refinancings or borrowings, exchanges or other dispositions of real or personal property, condemnations, recoveries of damage awards and insurance proceeds not reinvested in the repair, replacement or reconstruction of the Project.

"Carrying Value" means, in general, the adjusted basis of any Company assets as determined for federal income tax purposes as of the time of determination. The initial Carrying Value of contributed property shall be its Agreed Value. The Carrying Value of Company assets immediately following an adjustment in Capital Accounts under Section 10.02(b)(iv) shall be their Adjusted Value. Where the Carrying Value of Company assets differs from the tax basis of such assets, the Carrying Value shall be subsequently adjusted to reflect depreciation, depletion or amortization in a manner which bears the same relationship to the Carrying Value as the depreciation, depletion or amortization reflected for federal tax purposes bears to the adjusted tax basis of such assets, except as otherwise required by Treasury Regulations.

"Cash from a Capital Transaction" means all cash receipts arising from a Capital Transaction plus any amounts held in Reserves (other than reserves contemplated by clause (iii) below) which, in the Managing Member's discretion, are no longer required in connection with the Project, less the following (which shall be paid or provided for in the following order of priority):

(i)   the amount of cash paid or to be paid in connection with or as an expense of such Capital Transaction and, with regard to damage recoveries or insurance or condemnation proceeds, cash paid or to be paid for repairs, replacements or renewals resulting from damage to or partial condemnation of the Project;

(ii)   the amount necessary for the payment of all debts and obligations of the Company arising from or otherwise related to the particular Capital Transaction and any other debt or obligation of the Company then due and payable;

(iii)   any amount set aside by the Managing Member, with the Consent of the Investor Member, for reserves which may be required in connection with a liquidation of the Company.

"CERCLA" has the meaning set forth in Section 5.02(k).

"Certificate" means any certificate of organization or any other instrument or document which is required under the laws of the Commonwealth to be and is filed for recording in the appropriate public offices within the Commonwealth to perfect or maintain the Company as a limited liability company under the laws of the Commonwealth, to effect the admission, withdrawal, or substitution of any Member of the Company, or to protect the limited liability of the Investor Member under the laws of the Commonwealth.

"Code" means the Internal Revenue Code of 1986, as amended from time to time, or (if applicable) corresponding provisions of prior or subsequent laws.

"Commonwealth" means the Commonwealth of Massachusetts.

"Company Profit" and "Company Loss" shall mean the taxable income or loss determined for federal income tax purposes for any fiscal period, with the adjustments provided in Section 10.02.

"Consent of the Investor Member" means the prior written consent or approval of the Investor Member.

"Construction and Lease-Up Period" means the period commencing on the date hereof and ending on the date the Construction Loan converts to a Permanent Loan.

"Construction Contract" means that certain construction contract between the Company and MCR Construction, Inc. of Boston, Massachusetts, for the construction of the Project.

"Construction Lender" means MHIC, LLC.

"Construction Loan" means that certain first mortgage construction loan in the original principal amount of up to $7,450,000.00 borrowed from the Construction Lender and secured by a mortgage on the Project (and any related security agreement or financing statement).

"Counsel to the Company" means Klein Hornig of Boston, Massachusetts or a successor law firm appointed by the Managing Member.

"Debt Service" means all payments required to be made in connection with any loan to the Company, including any loan from the Sponsor or its Affiliates, excluding payment of amounts which are required to be paid only to the extent the Company has funds available therefor and further excluding interest that accrues and is not required to be paid currently.

"Deficit Balance" means a deficit balance in a Member's Capital Account, as determined after taking into account all adjustments required hereunder for the taxable year in question.

"Development Cost Overrun" means all costs of development of the Project in excess of those set forth in the Sources and Uses approved by the Investor Member at closing.

"Development Overrun Capital Contribution" means a Capital Contribution made by the

Managing Member in order to satisfy a Development Cost Overrun.

"Disagreement Notice" has the meaning set forth in Section 14.04(c).

"Draft Valuation Statement" has the meaning set forth in Section 14.04(a).

"Environmental Laws" has the meaning set forth in Section 5.02(l).

"Environmental Reports" means the reports listed on Exhibit D.

"Equity Bridge Loan" means that certain loan in the maximum principal amount of $1,350,000.00 from MHIC, as lender, to the Company, as borrower, of even date herewith, which shall be repaid solely with the proceeds of the Investor Member's Capital Contribution or an assignment of the Investor Member's Interest to MHIC pursuant to Section 9.06, and without any capital contribution or repayment obligation of the Managing Member, or offset or deduction as against any right of the Managing Member to receive a distribution under Section 10.03 of this Agreement.

"Event of Bankruptcy" means with respect to any Person, (i) the entry of a decree or order for relief by a court having jurisdiction in respect of such Person in an involuntary case under the Federal bankruptcy laws, as now or hereafter constituted, or any other applicable Federal or state bankruptcy, insolvency or similar law, or the appointment of a receiver, liquidator, assignee, custodian, trustee, sequestrator (or other similar official) for such Person or for any substantial part of its property, or the entry of a decree or order requiring the winding-up or liquidation of such person's affairs, and the continuance of any such decree or order unstayed and in effect for a period of thirty (30) consecutive days; or (ii) the commencement by such Person of a voluntary case under the Federal bankruptcy laws, as now constituted or hereafter amended, or any other applicable Federal or state bankruptcy, insolvency or similar law, or the consent by such Person to the appointment of or taking possession by a receiver, liquidator, assignee, trustee, custodian, sequestrator (or other similar official) for such Person or for any substantial part of its property, or the making by such Person of an assignment for the benefit of creditors.

"Excess Deficit Balance" means a Deficit Balance in a Member's Capital Account in excess of (i) any Restoration Obligation of such Member, (ii) the Member's Share of Company Minimum Gain and (iii) the Member's share of Member Non-Recourse Debt Minimum Gain, after taking into account any reductions required by Treasury Regulations 1.704-1(b)(2)(ii)(d)4-6 for adjustments, allocations and distributions reasonably expected to be made (as of the close of the taxable year in question).

"Fair Market Value" means the then fair market value of the Property, assuming the Property is in its then-current condition, and taking into consideration all factors relevant to a determination of fair market value, and assuming a free unrestricted sale where seller is under no compulsion to sell and the purchaser is under no obligation to buy. Any dispute as to the determination of Fair Market Value shall be determined by an Independent Appraiser as provided in Section 14.04 below.

"Final Determination" means, with respect to any issue, the earliest to occur of: (i) a decision, judgment, decree, or other order being issued by any court of competent jurisdiction, which decision, judgment, decree, or other order has become final (i.e., all allowable appeals requested by the parties to the action having been exhausted), or (ii) with respect to matters that are submitted to arbitration hereunder, a final decision by an arbitrator selected in accordance with the procedures set forth in Section 17.07.

"Fiscal Year" has the meaning set forth in Section 13.07.

"Gross Revenues" means, with respect to any period, all collected income of the Project from normal operations actually received by the Company during such period, including rent, previously paid rent attributable to such period, parking, laundry receipts and miscellaneous income, but excluding pre-paid rent attributable to a subsequent period, security deposits, and Capital Contributions.

"Hazardous Materials" has the meaning set forth in Section 5.02(k).

"HealthScore" means, with respect to the Project, a score of "81.48 – Very High Impact", which is based on a review conducted by The Conservation Law Foundation ("CLF"). This HealthScore is based upon certain data, information and proposals provided by the Sponsor to CLF and the Massachusetts Housing Investment Corporation during the HealthScore analysis process (collectively, the "HealthScore Data").

"IM Preferred Return" means, with respect to the Investor Member for each fiscal year, a cumulative return equal to eight percent (8%) per annum, compounded on a monthly basis on the Investor Member's Capital Contributions. To the extent the IM Preferred Return is not paid in full in any given year, such shortfall shall be added to the IM Preferred Return due for the following year(s) until paid in full.

"Indemnified Parties" has the meaning set forth in Section 5.05.

"Independent Appraiser" has the meaning set forth in Section 14.04(d).

"Interest" means the ownership interest of a Member in the Company at any particular time, including the right of such Member to any and all benefits to which such Member may be entitled as provided in this Agreement, together with the obligations of such Member to comply with all the provisions of this Agreement.

"Investor Member" means Healthy Neighborhoods Equity Fund II Limited Partnership, a Delaware limited partnership, and any Person(s) who become(s) a Substitute Investor Member in the capacity of such Person as a member of the Company.

"Liquidator" means the Managing Member, or such other Person who may be appointed in accordance with applicable law, who shall be responsible to take all action related to the winding up and distribution of the assets of the Company.

"Management Agent" means Bridgestone Properties, LLC, a Massachusetts limited liability company.

"Management Agreement" means, collectively, that certain Management Agreement dated as of August 2021, by and between the Company and the Management Agent for property management services.

"Management Fee" means the fees payable to the Management Agent pursuant to the Management Agreement.

"Managing Member" means 1463 Dot Ave MM LLC, a Delaware limited liability company, and any successor managing member of the Company.

"MassHousing" means the Massachusetts Housing Finance Agency.

"MassHousing Rider" means that certain MassHousing Rider to Operating Agreement between the Company and MassHousing executed with respect to the Project on or about the date hereof, substantially in the form of Exhibit H.

"MBE" means a minority business enterprise as defined by the MHIC Minority Participation and Diversity Plan and/or the Massachusetts Supplier Diversity Office.

"Member" means any Managing Member or Investor Member.

"Member Non-Recourse Debt" has the meaning set forth in Section 1.704-2(b)(4) of the Treasury Regulations.

"Member Non-Recourse Debt Minimum Gain" means an amount, with respect to each Member Non-Recourse Debt, equal to the Company Minimum Gain that would result if such Member Non-Recourse Debt were treated as a non-recourse liability, determined in accordance with Section 1.704-2(i)(3) of the Treasury Regulations.

"Member Minimum Gain" means the aggregate of gain, if any, that would be recognized on the taxable disposition of each property of the Company subject to a non-recourse liability for no consideration other than full satisfaction of such liability, determined using the Carrying Value of Company assets and in accordance with applicable Treasury Regulations.

"Member's Share of Company Minimum Gain" means the amount determined as of the end of a taxable year equal to the excess of (i) the sum of the Non-Recourse Deductions and the Non-Recourse Distributions allocated or made to such Member (including predecessors in interest) up to that time over (ii) the sum of such Member's (including predecessors') aggregate share of net decreases in Member Minimum Gain (including decreases attributable to revaluations) as determined under applicable Treasury Regulations.

"MHIC" means Massachusetts Housing Investment Corporation, a Massachusetts nonprofit corporation.

"MM Preferred Return" means, with respect to the Managing Member for each fiscal year, a cumulative return equal to eight percent (8%) per annum, compounded on a monthly basis on the Managing Member's Budgeted Capital Contribution. To the extent the MM Preferred Return is not paid in full in any given year, such shortfall shall be added to the MM Preferred Return due for the following year(s) until paid in full.

"Negotiation Period" has the meaning set forth in Section 14.04(c).

"Net Cash Flow" means with respect to any period, the sum of (i) Gross Revenues plus (ii) amounts properly withdrawn from the Operating Reserve and expended during such period plus (iii) all other revenues of the Company, less the sum of (x) all required debt service and principal repayments on loans and debts of the Company, including the Construction Loan and Permanent Loan but not including the Workforce Loan plus (y) Project Expenses plus (z) the funding of Reserves. Net Cash Flow shall be determined separately for each Fiscal Year and shall not be cumulative.

"Net Proceeds" means the aggregate of all deemed or actual proceeds of the sale of the Property by the Company, after payment of any mortgages, debts or other obligations of the Company and of any and all costs and expenses of the Company which would be incurred in connection with such sale, including points, fees, transfer taxes, prepayment penalties or defeasance costs, broker and professional fees and the like.

"Non-Recourse Deductions" shall mean, in each year, the amount of Company deductions which equals the excess, if any, of the net increase in the amount of Company Minimum Gain during the year over the aggregate amount of Non-Recourse Distributions during such year as determined under applicable Treasury Regulations. Generally, Non-Recourse Deductions consist first of depreciation or cost recovery deductions from property subject to a non-recourse liability and thereafter a pro rata portion of the Company's other deductions.

"Non-Recourse Distributions" means the aggregate amount of distributions during a year of proceeds of a non-recourse liability that are allocable to an increase in Company Minimum Gain as determined under applicable Treasury Regulations.

"Notice" means a writing containing information required by this Agreement to be communicated to the Company or a Member and sent by registered or certified mail postage prepaid, by hand delivery or by prepaid overnight carrier, receipt confirmed, in the case of the Company, to the address set forth in Section 1.04, or in the case of any Member, at the address given on Exhibit A, two (2) days after the date of deposit in the U.S. Mail, one day after the date of deposit with an overnight carrier and the date of hand delivery being deemed the date of such Notice; provided, however, that any written communication (including electronic communications so long as a hard copy is sent concurrently pursuant to the preceding clause), containing such information sent to a Person and actually received by such Person shall constitute Notice for all purposes of this Agreement. Any Person may change its address for receipt of Notice by giving Notice to the Company and to each Member.

"Operating Capital Contribution(s)" has the meaning set forth in Section 4.04.

"Operating Deficit" means at any time or with respect to any period of time, the amount by which Gross Revenues, together with any available cash on hand and any permitted withdrawal from Reserves, are less than the amount necessary first to pay Debt Service and then to pay Project Expenses then due and owing.

"Operating Needs Notice" has the meaning set forth in Section 4.04.

"Operating Reserve" has the meaning set forth in Section 7.11(a).

"Partnership Representative" has the meaning set forth in Section 7.13.

"Percentage Interest" shall mean, for a particular Member, the percentage that the Budgeted Capital Contributions made, or required to be made, by such Member bears to the aggregate amount of Budgeted Capital Contributions made, or required to be made, by all the Members. The Percentage Interest of each Member as of the date hereof is as set forth on Exhibit A attached hereto.

"Permanent Lender" means Massachusetts Housing Finance Agency.

"Permanent Loan" means the $5,500,000 borrowed from the Permanent Lender and secured by a mortgage on the Project (and any related security agreement or financing statement).

"Permitted Investments" shall mean:

(i)   government securities issued by the Treasury Department or other agency of the United States and due within one hundred eighty (180) days of the making of the investment;

(ii)   certificates of deposit issued by, deposits in, bankers' acceptances of, and repurchase agreements covering government securities executed by, any bank or savings and loan association doing business in and incorporated under the laws of the United States of America or any state thereof and having on the date of such investment combined capital, surplus and undivided profits of at least $100,000,000 (such minimum not to apply with respect to investments in amounts less than the maximum insured by the Federal Deposit Insurance Corporation) and which carries on the date of such investment one of the three highest credit ratings of Moody's Investors Service, Inc. or Standard & Poor's Corporation, or certificates of deposit issued by, deposits in, bankers' acceptances of, and repurchase agreements covering government securities executed by a wholly-owned subsidiary of any such bank or savings and loan association, in each case due within one hundred eighty (180) days after the date of the making of the investment;

(iii)   readily marketable commercial paper of corporations doing business in and incorporated under the laws of the United States of America or any state thereof which carry on the date of such investment one of the two highest credit ratings of Moody's Investors Service, Inc., or Standard & Poor's Corporation, or Fitch Investor Service, Inc., in each case, due within three hundred sixty-five (365) days of the making of the investment; or

(iv)   such other investments as are permitted with the Consent of the Investor Member.

"Person" means any individual, partnership, corporation, trust or other entity.

"Plans and Specifications" means the plans and specifications for the construction or rehabilitation of the Project approved by the Investor Member, as the same may be amended from time to time.

"Project" means the mixed use building to be constructed on the Property, including (i) 29 mixed-income residential rental units (comprising 21 studio units and 8 one-bedroom units), (ii) approximately 1,325 square feet of ground floor commercial, (iii) covered bicycle parking, (iv) a fitness room, (v) community space, (vi) outdoor patio, and (vii) certain additional improvements incidental thereto.

"Project Documents" means (i) all documents evidencing and securing the Construction Loan, the Permanent Loan, the Workforce Loan, and the Equity Bridge Loan; (ii) the Construction Contract; (iii) the agreement with the Architect; and (iv) all other documents executed by the Company (or made applicable to the Project) and regulating, restricting or otherwise governing the Project.

"Project Expenses" means all the costs and expenses of any type incurred incident to the ownership and operation of the Project after the payment of Debt Service, including, without limitation, taxes, capital expenditures (to the extent not paid for with proceeds of insurance or permitted withdrawals from the Operating Reserve), the cost of operations, maintenance and repairs, insurance premiums, fees due and payable, required contributions to the Replacement Reserve, and the Management Fee, but excluding cost recovery deductions, other noncash charges, fees required to be paid only to the extent of Net Cash Flow, and cash distributions to Members.

"Property" means that certain property located at 1463 Dorchester Avenue, Boston, Massachusetts, as more particularly described on Exhibit B attached hereto and made a part hereof, together with all and singular the tenements, hereditaments and appurtenances thereof, and all easements, rights of way, licenses, permits, privileges and covenants now existing or hereafter created for the benefit of the Company, or any part thereof, as well as all machinery, equipment, appliances, furniture and other property of every type and nature as are or can by agreement be made a part of the realty as well as all fixtures of every type and nature, whether now owned or which may subsequently be acquired by the Company.

"Put/Call Closing" has the meaning set forth in Section 14.02.

"Put/Call Closing Date" has the meaning set forth in Section 14.02.

"Put Notice" has the meaning set forth in Section 14.01(a).

"Put Price" means an amount equal to the Fair Market Value of the Investor Member's Interest taking into account all distributions previously received by Investor Member from the Company. The Put Price shall be determined based on the Investor Member's share of Cash from a Capital Transaction (as set forth in Section 10.03(b) below) assuming a sale of the Property at its Fair Market Value after accounting for any debt, mortgage or other liability of the Company, but excluding the Workforce Loan.

"Regulations" means the Code; the Act; and the rules and regulations promulgated under each of the foregoing, as each of the foregoing may be made, published or amended from time to time, but only to the extent applicable to the Company or the Project, as the case may be.

"Regulatory Allocations" has the meaning set forth in Section 10.04(b)(viii).

"Replacement Reserve" has the meaning set forth in Section 7.11(b).

"Reserves" means the Operating Reserve, the Replacement Reserve, and all other amounts allocated by the Managing Member to reserves with the Consent of the Investor Member.

"Sources and Uses" means the sources and uses for the development of the Project, a copy of which is attached as Exhibit E.

"Sponsor" means Travis Lee, founder and owner of TLee Development LLC, of Boston Massachusetts, a Massachusetts limited liability company.

"State" means The Commonwealth of Massachusetts.

"Substitute Managing Member" means an assignee of the Managing Member's Interest that is admitted to the Company as a Managing Member pursuant to Section 11.02.

"Substitute Investor Member" means an assignee of the Investor Member's Interest that is admitted to the Company pursuant to Section 9.03.

"Title Insurance Policy" means the owner's policy of title insurance to be issued to the Company by Fidelity National Title Insurance Company.

"Treasury Regulations" means the regulations promulgated by the United States Department of the Treasury pursuant to and in interpretation of the Code.

"Valuation Date" means the date of the giving of a Put Notice or a Call Notice in accordance with Section 14.01.

"Workforce Loan" means that certain $2,500,000 loan from MassHousing, as lender, to the Company, as borrower, of even date herewith.

ARTICLE 3 - PURPOSES AND POWERS OF THE COMPANY

3.01   Purposes of the Company.

The business of the Company and its purposes are:

(a) to construct the Project; and

(b) to own, develop, and dispose of or otherwise deal with the Project in a manner intended to provide mixed-income residential rental housing and commercial space, and to generate a return to the Investor Member. The Company shall not engage in any other purpose or business without the Consent of the Investor Member.

3.02   Authority of the Company.

In order to carry out its purposes, the Company is empowered and authorized to do any and all lawful acts and things necessary, appropriate, proper, advisable, incidental to or convenient for the furtherance and accomplishment of its purposes, and for the protection and benefit of the Company. Subject only to the limitations expressly set forth elsewhere in this Agreement, the Company is to have all the powers conferred upon it pursuant to the Act, including but not limited to the power to:

(a) acquire, construct, maintain, improve, buy, own, sell, transfer, convey, assign, rent, lease, or mortgage any real estate and any personal property necessary to the development of the Project;

(b) enter into any kind of activity or contract, and perform and carry out contracts of any kind necessary to, or in connection with, or incidental to, the accomplishment of the purposes of the Company;

(c) borrow money, issue evidences of indebtedness and security instruments in furtherance of any or all of the purposes of the Company;

(d) negotiate for and conclude agreements for the sale, exchange or other disposition of all or substantially all of the property of the Company or for the refinancing of any mortgage loan on the Project;

(e) maintain and operate the Project, including hiring the Management Agent and entering into the Management Agreement or any agreement for the management of the Project;

(f) bring or defend actions at law or equity or submit such actions to arbitration;

127-0013 1463 Dot Ave First Amended and Restated Operating Agreement v8

(g) make any permissible elections under tax laws applicable to the Company;

(h) employ and dismiss from employment any and all employees, agents, independent contractors, managers, brokers, attorneys and accountants;

(i) purchase, cancel, or otherwise dispose of, the Interest of any Member in accordance with the terms of this Agreement; and

(j) engage in all other activities incidental to any of the foregoing.

ARTICLE 4 - NAMES, ADDRESSES AND CAPITAL CONTRIBUTIONS OF MEMBERS

4.01   Managing Member; Capital Contribution.

The name, address and Capital Contribution of the Managing Member are set forth on Exhibit A. On the date hereof, the Managing Member shall contribute to the Company the amount of its Budgeted Capital Contribution set forth on Exhibit A, in cash to the capital of the Company. Except as otherwise required in this Agreement, the Managing Member shall not be required to make any additional Capital Contribution to the Company.

4.02   Investor Member; Capital Contribution.

The name and address of the Investor Member and the amount of its Budgeted Capital Contribution is set forth on Exhibit A. The Investor Member shall make its Budgeted Capital Contribution in a single installment no later than the outside maturity date of the Equity Bridge Loan. Except as otherwise required in this Agreement, the Investor Member shall not be required to make any additional Capital Contribution to the Company, unless otherwise elected to by the Investor Member pursuant to the terms of this Agreement.

4.03   Development Cost Overrun Contributions.

The Managing Member shall promptly notify the Investor Member if it becomes aware of circumstances that may cause the Company to experience a Development Cost Overrun. The Managing Member shall make Development Overrun Capital Contributions to fund any Development Cost Overruns pursuant to its development guaranty set forth in Section 7.12 below.

4.04   Operating Contributions.

The Managing Member shall promptly notify the Investor Member if it becomes aware of circumstances that may cause the Company to require additional funding to meet its obligations after the end of the Construction and Lease-up Period, including the occurrence of Operating Deficits in excess of the Operating Reserve (such notice, an "Operating Needs Notice"). The Operating Needs Notice shall specify the Managing Member's best estimate of the amount of the needed additional funding. The Managing Member may, but shall not be required to, make additional Capital Contributions to fund any such operating period needs (each such contribution, an "Operating Capital Contribution"). Prior to making an Operating Capital Contribution, the Managing Member shall notify the Investor Member of the amount of Operating Capital Contribution that the Managing Member intends to make and the Investor Member shall have up to ten (10) business days after receipt of such notice to make a portion of the proposed Operating Capital Contribution, up to its Percentage Interest of the overall Operating Capital Contribution. If the Investor Member does not timely make a portion of the Operating Capital Contribution, the Managing Member shall be free to make the full amount of such Operating Capital Contribution. If, within thirty (30) days after receipt of an Operating Needs Notice, the Investor Member has not received notice from the Managing Member that it intends to make an Operating Capital Contribution, the Investor Member may notify the Managing Member that the Investor Member intends to make an Operating Capital Contribution, which notice shall specify the amount of the intended Operating Capital Contribution.   The Managing Member shall have up to ten (10) business days after receipt of such notice to make a portion of the proposed Operating Capital Contribution, up to its Percentage Interest of the overall Operating Capital Contribution. If the Managing Member does not timely make its portion of the Operating Capital Contribution, the Investor Member shall be free to make the full amount of such Operating Capital Contribution and the Managing Member shall accept such Operating Capital Contribution on behalf of the Company and apply it to meet the obligations of the Company.

4.05   No Right of Withdrawal.

Except as expressly provided herein, the Investor Member shall have no right to be repaid any portion of its Capital Contribution, nor shall the Investor Member have the right to receive property other than cash as a return of its Capital Contribution, except upon the dissolution or termination of the Company, and then only in the manner specifically provided in this Agreement. Except as set forth in Article 9, the Investor Member shall have no right to withdraw from the Company.

ARTICLE 5 - ADMISSION OF INVESTOR MEMBER, REQUIREMENTS, REPRESENTATIONS, WARRANTIES, AND COVENANTS OF THE MANAGING MEMBER

5.01   Requirements for Admission as Investor Member.

An Investor Member shall be accepted for admission to the Company when it has subscribed for its Interest by completing, executing and delivering to the Company a counterpart of this Agreement, and the Company has received the proceeds of the Equity Bridge Loan. A Managing Member shall be accepted for admission to the Company when it has subscribed for its Interest by completing, executing and delivering to the Company a counterpart of this Agreement and has paid in full its Budgeted Capital Contribution.

5.02   Covenants, Representations and Warranties of the Managing Member.

The Managing Member hereby covenants, represents and warrants that as of the date of this Agreement the recitals set forth below are true and correct:

(a) the Company has good record and marketable fee title to the Project and the Property, subject only to the encumbrances and restrictions created in the Project Documents and to any other exceptions set forth in the Title Insurance Policy;

(b) no Event of Bankruptcy has occurred with respect to the Managing Member or the Company;

(c) property insurance on the Project and general commercial liability insurance on the Company are in effect in the amounts required by the Project Documents and by this Agreement;

(d) the Company is a limited liability company duly organized and validly existing under the Act, has full power and authority to own, operate and maintain the Project in accordance with the terms hereof, is taxable as a partnership for federal income tax purposes, and has not been dissolved or terminated and all certificates of organization or amendments thereto required by the Act have been filed;

(e) the Investor Member has been duly admitted into the Company and, except as provided under the Act and except for the obligation to make its Budgeted Capital Contribution, the Investor Member is not personally liable for the debts and obligations of the Company;

(f) the Managing Member has been duly admitted into the Company and is a duly organized and validly existing Massachusetts limited liability company, with full power to enter into and consummate this Agreement, the execution, delivery and performance of this Agreement by the Managing Member have been duly authorized, and this Agreement constitutes the legally binding obligation of the Managing Member, enforceable against the Managing Member in accordance with its terms except to the extent limited by bankruptcy or laws or principles relating to equitable remedies;

(g) no approval of any governmental authority or person or any holder of a mortgage on the Project is necessary in connection with the execution of this Agreement or the admission of the Investor Member to the Company or, if any such approval is or shall be necessary, the same has been obtained;

(h) no action, suit or proceeding is pending, or to the best knowledge of the Managing Member is threatened, before any court, governmental body or agency or any arbitration tribunal which action, suit, proceeding or threat of same is likely to (i) prevent the completion of the Project in substantial conformity with the requirements of the Project Documents, (ii) materially adversely affect the Project, the Property, the financial condition of the Company or the Managing Member, or the Managing Member's ability to meet its obligations under this Agreement, (iii) constitute or result in a material breach of any representation, warranty, covenant or agreement set forth herein, or (iv) cause other material harm to the Company;

(i) the Company has obtained all permits required for the commencement of construction of the Project and to the extent applicable and feasible at the current stage of construction, has obtained all permits required for the construction of the Project and the occupancy of the residential units;

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(j) the Project has been or will be constructed and equipped in full compliance with the requirements of all governmental authorities having jurisdiction over the Property, and does and will comply with all state and local zoning laws, building codes, health and safety codes, regulations pertaining to ingress and egress, and all local codes, ordinances and regulations applicable to the Project;

(k) to the best of the Managing Member's knowledge, after diligent inquiry, except as disclosed in the Environmental Reports, there presently are not in, on or under the Project or the Property and (ii) upon completion of construction, there will not be, in, on or under the Project or the Property: (A) any "hazardous substance" as that term is defined under the Comprehensive Environmental Response, Compensation and Liability Act of 1980, 42 U.S.C. §9601 et seq, as amended ("CERCLA"), or any other hazardous or toxic substance, waste or material or any other substance or pollutant that poses a risk to human health or the environment, including, but not limited to, petroleum in any form, lead-based paint, asbestos, urea formaldehyde foam insulation, methane gas, polychlorinated biphenyls or radon, except for ordinary and necessary quantities of office supplies, cleaning materials and pest control supplies stored in a safe and lawful manner and petroleum products contained in motor vehicles which is not permitted by Environmental Laws (the "Hazardous Materials"); (B) any underground storage tanks; (C) any accumulations of debris, mining spoil, spent batteries, except for ordinary garbage stored in receptacles for regular removal or (D) any other condition which could result in liability for an owner or operator of the Project under any Environmental Laws;

(l) to the best of the Managing Member's knowledge, the Project is in compliance with all applicable federal, state and local environmental laws, rules, regulations and ordinances, including, but not limited to, CERCLA, the Clean Air Act, the Clean Water Act, the Toxic Substances Control Act, the Resource Conservation and Recovery Act, the Safe Drinking Water Act and the Occupational Health and Safety Act (the "Environmental Laws"), and the Managing Member has not received notice of any violations of the Environmental Laws;

(m) the Managing Member has no knowledge of, and has received no notices with respect to, any violations of federal or state laws or municipal ordinances or orders or requirements of any governmental body or authority to whose jurisdiction the Project is subject;

(n) there has been no event or circumstance which would entitle a lender or other party to declare an event of default, as such an event is defined under any Project Document, or the commencement of any action to foreclose any mortgage on the Property;

(o) all financial and tax reports and statements required to be provided hereunder to the Investor Member have been so provided and the Managing Member is not otherwise in default in the observance or performance of any provision of this Agreement to be observed or performed by the Managing Member;

(p) the execution of this Agreement, the incurring of the obligations set forth in this Agreement, and the consummation of the transactions contemplated by this Agreement do not violate any applicable law or regulation, do not violate any order or ruling of any court binding on the Managing Member or the Company and do not violate any provision of any indenture, agreement, or other instrument to which the Company or the Managing Member is a party or by which their respective properties are bound;

(q) all rental charges and security deposits with respect to dwelling units in the Project are and will be in compliance with any applicable governmental regulations;

(r) all real estate and personal property taxes, special assessments and any other taxes applicable to the Project or the property or operations of the Company which are or will be due and payable have been or will be paid in full;

(s) there has been no material casualty or other damage to the Project or any portion thereof other than casualty or damage which has been disclosed in writing to the Investor Member and is covered by adequate insurance;

(t) neither the Managing Member nor the Company has received notice of any pending or threatened condemnation proceedings with respect to all or any material part of the Project;

(u) the construction and operation of the Project in all respects complies and will continue to comply with the provisions of the Project Documents;

(v) all fees and overhead paid or payable by the Company to the Managing Member or any Affiliate of the Managing Member are reasonable in amount, are for goods or services actually furnished or to be furnished to the Company and are similar to fees that would be payable in an arm's-length transaction; and

(w) the Company is (i) in compliance with all applicable anti-money laundering laws, including, without limitation, the USA Patriot Act and the laws administered by the United States Treasury Department's Office of Foreign Assets Control ("OFAC"), including, without limitation, Executive Order 13224, (ii) not on the Specially Designated Nationals and Blocked Persons List maintained by OFAC and (iii) not otherwise identified by a government entity or legal authority as a Person with whom a U.S. Person is prohibited from transacting business. "U.S. Person" shall mean any United States citizen, any permanent resident alien, any entity organized under the laws of the United States (including foreign branches) or any person in the United States.

5.03   Indemnity by Managing Member.

The Managing Member shall indemnify and hold harmless the Company and the Investor Member (the "Indemnified Parties") from and against all claims, actions, causes of action, liability and expense (including, without limitation, attorneys' fees, court costs and remedial and response costs) incurred or suffered by, or asserted by any person, entity or governmental agency against the Indemnified Parties due to fraud, bad faith act or bad faith omission or gross negligence of the Managing Member or material breach of any representation or warranty in this Agreement. The foregoing indemnification shall be a recourse obligation of the Managing Member and shall (to the full extent permitted by law) survive the dissolution of the Company and the death, dissolution, retirement, incompetency, insolvency, bankruptcy or withdrawal of the Managing Member. The indemnity set forth in this Section 5.03 shall be solely for the benefit of the Investor Member and is intended to indemnify the Investor Member against any direct liability as well as against the loss of the financial benefit of its investment in the Company to the extent arising from any of the matters described above.

ARTICLE 6 - LIABILITIES OF MEMBERS

6.01   Limited Liability.

The Investor Member shall not be liable for the debts, liabilities, contracts or other obligations of the Company. Subject only to exceptions set forth in the Act, the Investor Member shall be liable only to make its Budgeted Capital Contribution and shall not be required to lend any funds to the Company or, after its Budgeted Capital Contribution shall have been paid to the Company, to make any further Capital Contribution.

6.02   Liability of Managing Member for Return of Capital Contribution to Investor Member.

The Managing Member shall have no personal liability to repay the Capital Contribution of Investor Member or to repay to the Company any portion of any negative balance in such Managing Member's Capital Account.

6.03   Limitation on Liability of Managing Member; Indemnification.

The Managing Member shall have no liability to the Company or to any Member for any loss suffered by the Company (other than a loss that is the subject of a guaranty or obligation of the Managing Member hereunder) which arises out of any action or inaction of the Managing Member if the Managing Member, in good faith, determined that such course of conduct was in the best interests of the Company and such course of conduct did not constitute gross negligence or misconduct of the Managing Member or a knowing and material breach of any representation, covenant, or warranty contained in this Agreement. The Managing Member shall be indemnified by the Company against any losses, judgments, liabilities, expenses and amounts paid in settlement of any claims sustained by it in connection with the Company, provided that the same were not the result of gross negligence, fraud or willful misconduct on the part of the Managing Member, the willful breach of any representation, covenant, or warranty contained in this Agreement or a breach of fiduciary duty of the Managing Member. Any indemnity under this Section 6.03 shall be paid from, and only to the extent of, Company assets, and no Member shall have any personal liability on account thereof. The Company shall not incur the cost of the portion of any insurance, other than public liability insurance, which insures any party against any liability as to which such party is herein prohibited from being indemnified. Notwithstanding the above, the Company shall not be obligated to indemnify and defend the Managing Member for matters that are the subject of a guaranty or obligation of the Managing Member hereunder or for claims relating to a material breach of this Agreement, an illegal act, the personal injury of employees of such parties occurring in the course of their employment or matters covered by insurance for which the Managing Member actually receives insurance proceeds. The Managing Member shall indemnify and defend the Company and the Investor Member against and hold the Company and the Investor Member harmless from any and all claims, liabilities, damages, losses and expenses (including, but not limited to, investigating and defending any claims and lawsuits and settlement thereof, and legal and accounting costs in

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connection therewith), which may be made or imposed upon the Company by reason of any gross negligence, fraud, willful misconduct, material breach of this Agreement, breach of fiduciary duty or illegal act by the Managing Member. Notwithstanding the other provisions hereof, nothing in this Section shall obligate the Company to indemnify or hold harmless the Managing Member for any acts or omissions that constitute violations of any applicable federal or state securities laws.

ARTICLE 7 - RIGHTS, POWERS AND DUTIES OF THE MANAGING MEMBER

7.01   Management and Control of the Company.

(a) Subject to the provisions of Sections 7.04 and 7.05, the Managing Member shall have the exclusive right to manage the business of the Company and is hereby authorized to exercise all powers enumerated in Section 3.02 and, pursuant thereto, to take any action it deems necessary in connection with the purposes and business of the Company as set forth in Section 3.01.

(b) Except as otherwise provided in the Act or in this Agreement, no Investor Member shall participate in or have any control over Company business and no Investor Member shall have any authority or right to act for or bind the Company.

7.02   Authority of Managing Member's Officer or Agent.

Any action required or permitted to be taken by a corporate Managing Member hereunder may be taken by such of its proper officers or agents as it shall validly designate for such purpose or, if no such designation is in effect, by its president or treasurer, and any action required or permitted to be taken by a Managing Member that is a limited liability company may be taken by its managing member, or any of such managing member's officers, agents or authorized representatives as it shall validly designate for such purpose, or any authorized representatives of the Managing Member as it shall validly designate for such purpose.

7.03   Duties and Obligations of the Managing Member.

(a) The Managing Member shall devote to the affairs of the Company such time as may be necessary for the proper performance of its duties hereunder.

(b) The Managing Member shall take such action as may be necessary or appropriate for the continuation of the Company's valid existence under the laws of the Commonwealth and in order to form or qualify the Company under the laws of any jurisdiction in which the Company is doing business or in which such formation or qualification is necessary to protect the limited liability of the Investor Member or in order to continue in effect such formation or qualification.

(c) The Managing Member shall have fiduciary responsibility for the safekeeping and use of all funds and assets of the Company, whether or not such funds and assets are in its immediate possession or control.

(d) The Managing Member shall at all times take whatever actions are necessary so that the Company will be classified for Federal income tax purposes as a partnership and not as an association taxable as a corporation. While conducting the business of the Company, the Managing Member will not voluntarily take any action or fail to take any action which action or failure will cause (i) the termination of the Company for Federal income tax purposes or (ii) the classification of the Company for Federal income tax purposes as an association taxable as a corporation.

(e) The Managing Member shall exercise good faith in all activities relating to the conduct of the business of the Company including the development, operation, and maintenance of the Project, and shall take no action with respect to the business and property of the Company which is not reasonably related to the achievement of the purposes of the Company.

(f) The Managing Member shall cause the Company to satisfy all requirements necessary to obtain governmental and other applicable approvals necessary to permit construction, development and operation, including the continued occupancy of the residential rental units, of the Project, shall cause the Project to be constructed in accordance with the Plans and Specifications and in a manner to achieve satisfactorily, in the Investor Member's reasonable discretion, the proposals set forth in the HealthScore Data; and shall cause the Project to be constructed and operated in full compliance with the requirements of all governmental authorities having jurisdiction over the Property.

(g) The Managing Member shall cause the Company to develop and construct the Project in conformity with the Sources and Uses. The Managing Member shall not permit the total development costs of the Project to vary from the Sources and Uses by more than $100,000 without obtaining the prior Consent of the Investor Member, such consent not to be unreasonably withheld, conditioned or delayed.

(h) The Managing Member shall cause at least forty percent (40%) of the total of so-called soft costs and so-called hard costs expended in the construction of the Project to be paid to MBEs, fifty percent (50%) of worker hours utilized in construction of the Project to be furnished by minority workers. Within six (6) months of the date hereof, the Managing Member and Investor Member shall identify a mutually acceptable plan to ensure that a certain minimum percentage of annual operating expenses incurred on account of goods and services provided to the Project are paid to MBEs.

(i) The Managing Member shall do what is necessary and appropriate to protect the interests of all Members, consistent with the interests of the Company.

(j) The Managing Member shall perform its duties hereunder and manage the business affairs of the Company in a manner consistent with the interest of the Investor Member.

(k) The Managing Member shall (i) cause the construction of the Project to include remediation of any Hazardous Materials in, on or under the Project or the Property in accordance with all Environmental Laws, (ii) take all necessary action within its control to ensure that the Project is in compliance with the Environmental Laws at all times and that the Project remains free from the presence of any Hazardous Materials in, on or under the Project or the Property to the extent required by Environmental Laws, and (iii) promptly deliver a copy of any notice it may have received of any violation of the Environmental Laws to the Investor Member.

(l) The Managing Member shall cause the Company to maintain insurance satisfying at least the following minimum standards: (i) commercial general liability insurance protecting against liability for personal injury, death and property damage in an amount of not less than $1,000,000 per occurrence, combined single limit with a deductible of not more than $25,000 per loss, (ii) during the period when construction is underway, builder's risk insurance on an all-risk basis in an amount not less than the cost of reconstruction, written on a completed value basis, non-reporting form, (iii) after completion of construction of the Project, property damage insurance on an all-risk basis with a deductible of not more than $25,000 and including replacement cost and agreed-amount endorsements and building loss coverage and (iv) rental interruption insurance covering at least one year's rents.

(m) The Managing Member shall cause the Company to perform all of its obligations under and to otherwise comply with the terms of the Project Documents.

(n) The Managing Member shall deliver to the Investor Member copies of (i) monthly construction requisition requests, including any additional information provided in connection therewith and any modifications thereto, as set forth in further detail at Section 13.04(f), (ii) construction requisition approvals from Construction Lender, Permanent Lender and other funding sources, and (iii) any additional construction requisition information reasonably requested by the Investor Member, to enable complete and appropriate monitoring of the Project's Sources and Uses and flow of funds during the Construction and Lease-Up Period.

(o) The Managing Member shall review the HealthScore elements described in Exhibit F and the underlying standards including Enterprise Green Communities, Dark Sky, and Energy Star, and shall cause them to be discussed at each construction job meeting; the Managing Member shall include the HealthScore elements described in Exhibit F in the design and construction of 1463 Dot Ave.

7.04   Restrictions on Authority of the Managing Member.

The Managing Member shall not have the authority to:

(a) perform any act in violation of any applicable law or regulation thereunder; or

(b) perform any act in violation of any Project Document; or

(c) do any act required to be approved or ratified in writing by the Investor Member under the Act without first obtaining such approval unless the right to do so is specifically provided for in this Agreement and such right is permitted by the Act; or

(d) borrow from the Company or commingle Company funds with funds of any other Person or employ, or permit another to employ, Company funds or assets in any manner except for the benefit of the Company; or

(e) except as provided in Section 7.13(m) and Article 15 of this Agreement, amend this Agreement.

7.05   Actions Requiring Consent of Investor Member.

Notwithstanding any grant of authority to the Managing Member or any other provision of this Agreement to the contrary, neither the Company nor the Managing Member shall have the authority to do any of the following without having previously received the Consent of the Investor Member:

(a) Engage as accountants for the Company any firm;

(b) Sell, mortgage, encumber, lease or otherwise transfer all or any portion of the Project other than (1) such mortgage loans as are contemplated in the Sources and Uses, or (2) easements and similar rights affecting the Property for purposes necessary or appropriate for the development, construction or operation of the Project, or refinance, repay or materially amend or modify (including any increase or decrease in the amount of) any mortgage loan of the Property.

(c) Subject to the provisions of Article 9, admit any member to the Company other than a Substitute Investor Member;

(d) Following completion of construction of the Project, construct any new capital improvements at the Project, except for (i) replacements, remodeling and renovations in the ordinary course of business, including without limitation tenant improvements funded solely from the Replacement Reserve and/or Net Cash Flow and (ii) construction to replace losses which is substantially paid for or anticipated to be reimbursed from insurance proceeds;

(e) Settle any insurance claim or condemnation action involving a claim in excess of $100,000;

(f) Acquire any real property in addition to the Project, other than easements and other minor interests incidental to the purposes of the Company;

(g) Confess any judgment or settle any legal claim against the Company for an amount in excess of $100,000 other than judgments or settlements in amounts covered entirely (excepting deductible sums not in excess of $100,000) by the proceeds of any insurance policy maintained by the Company;

(h) Incur Company debt other than indebtedness created under or contemplated by the Project Documents or the Sources and Uses, indebtedness incurred in the ordinary course of business not to exceed $50,000, and indebtedness incurred pursuant to Section 7.10;

(i) Materially alter the Company's coverage under the terms of insurance policies as presently required or as subsequently in effect, provided that the Managing Member shall be authorized to increase the limits and the coverage in a manner that is customary for housing developments similar to the Project and make any alterations in coverage as may be required from time to time by a lender;

(j) Take any action in contravention of this Agreement or which would change the nature of the Company's business or that would make it impossible for the Company to carry on its purposes under Section 3.01;

(k) Use any Company property for other than a purpose of the Company as set forth in Section 3.01;

(l) Perform any other act requiring the Consent of the Investor Member pursuant to the provisions of this Agreement or of the Act;

(m) Voluntarily dissolve the Company;

(n) Engage, terminate or replace any Management Agent; enter into, modify, terminate or amend any approved management agreement or management plan, except that the Managing Member may make nonmaterial changes to the management plan included as part of the Management Agreement without the Consent of the Investor Member; fail to carry out the management and marketing of units at the Project in accordance with management and marketing plans approved by the Investor Member from time to time; or execute any lease or occupancy agreement with respect to all or any portion of the Project not on the standard form of residential occupancy agreement or standard form commercial lease, as applicable, approved by the Investor Member. The Investor Member acknowledges that it has approved the terms of the Management Agreement and the engagement of the current Management Agent pursuant thereto;

(o) Fail to enforce strictly any agreement between the Company, on the one hand, and the Managing Member, the Sponsor or any of their Affiliates, on the other hand;

(p) Enter into or agree to any tax settlement that adversely affects the Investor Member;

(q) Amend or consent to any amendment of the Plans and Specifications in such a way as to materially increase the cost, diminish the quality or lengthen the schedule of the construction of the Project;

(r) Amend or consent to the amendment of the Plans and Specifications or make changes to the planned use or other elements of the Project if such amendment or changes would have a materially negative impact on the Project's HealthScore, in Investor Member's sole discretion; notwithstanding the foregoing, modifications to any of the elements described in Exhibit F that result in a detrimental impact to the Project, as determined in Investor Member's sole discretion, shall be deemed to have a materially negative impact on the Project's HealthScore for the purposes hereof;

(s) Amend or modify any Project Document in any material respect; and

(t) Amend or modify the Managing Member's operating agreement or organizational documents in any material respect.

7.06 Delegation of Authority.

The Managing Member may delegate all or any of its powers, rights and obligations hereunder, and may appoint, employ, contract or otherwise deal with any Person for the transaction of the business of the Company, which Person may, under supervision of the Managing Member, perform any acts or services for the Company as the Managing Member may approve. Any expenses incurred in connection with such contracts, acts or services shall be expenses of the Company.

7.07   Managing Member or Affiliates Dealing with Company.

(a) Other than arrangements heretofore disclosed in writing to the Investor Member, the Managing Member, the Sponsor and any of their Affiliates shall not contract or otherwise deal with the Company for the sale of goods or services without the Consent of the Investor Member. The Managing Member shall only request approval for such an arrangement if the Managing Member has determined in good faith that such arrangement meets the following conditions: (i) compensation paid or promised for such goods or services is reasonable (i.e., at fair market value) and is paid only for goods or services actually furnished to the Company, (ii) the goods or services to be furnished shall be reasonably necessary to the Company, and (iii) the terms for the furnishing of such goods and services shall be at least as favorable to the Company as would be obtainable in an arm's-length transaction. Any payment made to the Managing Member or any of its Affiliates for such goods or services shall be fully disclosed to the Investor Member.

7.08   Other Activities.

The Managing Member's Affiliates (but not the Managing Member) may engage in or possess interests in other businesses or charitable ventures of every kind and description for their own account, including, without limitation, serving as a manager or member of other limited liability companies or general partner or limited partner of other partnerships which own housing projects similar to the Project. Neither the Company nor any of the Members shall have any rights by virtue of this Agreement in or to such other business ventures or to the income or profits derived therefrom.

7.09   Reimbursement of Expenses.

The Company shall, to the extent consistent with the Sources and Uses and the Project Documents, reimburse the Managing Member and/or the Sponsor for all costs incurred to the date hereof in connection with the organization of the Company and the acquisition, development and operation of the Project, including legal, appraisal, accounting, and other expenses.

7.10   Loans to the Company.

In the event that additional funds (that is, funds not available under the loan arrangements referred to in this Agreement or in the Sources and Uses and Capital Contributions) are required by the Company for any purpose relating to the business of the Company or for any of its obligations, expenses, costs, or expenditures, the Company may, subject to the Consent of the Investor Member, borrow such funds as are needed from any Member or other Person for such

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period of time and on such terms as the Managing Member and the lender may agree and at the rate of interest then prevailing for comparable loans. No loan made under this Section shall be secured by any mortgage or other encumbrance on the property of the Company without the prior approval of any mortgagee whose loan documents require such approval and the Consent of the Investor Member. Loans made under this Section may be repaid prior to any determination and distribution of Net Cash Flow.

7.11   Reserves.

(a) <u>Operating Reserve</u>. The Managing Member shall establish an operating reserve (the "<u>Operating Reserve</u>") with an initial deposit of $298,836, which shall be made upon stabilization of the Project. The Operating Reserve may be used from time to time by the Managing Member to eliminate Operating Deficits, if any, make any Debt Service payments, as replacement reserve occurring in the operation of the Project.

(b) <u>Replacement Reserve</u>. The Managing Member shall establish a replacement reserve (the "<u>Replacement Reserve</u>") and make annual deposits to the Replacement Reserve on or before December 31st of each year, commencing in the first year in which any residential unit is occupied, in an amount equal to $10,440 (which equals $360 per residential rental unit in the Project). The Replacement Reserve shall be used by the Company only to replace capital items as they come to the end of their useful lives.

(c) <u>Miscellaneous</u>. Except for the Reserves described herein, the Managing Member shall not establish any other Reserves without the Consent of the Investor Member.

7.12   Development Guaranty.

The Managing Member absolutely, unconditionally and irrevocably guaranties to the Company and the Investor Member (i) the completion of the construction of the Project in a good and workmanlike manner, on schedule and within budget; and (ii) the payment of all Development Cost Overruns.

7.13   Partnership Representative.

(a) <u>Partnership Audit Rules</u>. The Members acknowledge that the audit provisions of the Bipartisan Budget Act of 2015 (the "<u>Budget Act</u>") set forth in Sections 6221 through 6241 of the Code and the Treasury Regulations issued pursuant thereto (collectively, the "<u>Partnership Audit Rules</u>") apply to tax returns of the Company for taxable years beginning after December 31, 2017. The provisions under this Section 7.13 shall apply to any tax return of the Company for tax years beginning after December 31, 2017 (an "<u>Affected Tax Return</u>"). Notwithstanding the foregoing, the provisions under this Section 7.13(b) through 7.13(n) shall also apply to state and local income tax matters affecting the Company to the extent the terms and conditions hereof have any application to audit procedures at the state and local level. "Reviewed Year" for purposes of this Section 7.13 shall have the meaning set forth in Section 6225(d)(i) of the Code.

(b) Designation of Partnership Representative.

(i)   The Managing Member shall take any and all action as may be required to be designated as the partnership representative ("Partnership Representative") pursuant to the Code and Regulations, as in effect from time to time, in connection with each Affected Tax Return. The Partnership Representative shall timely designate an individual to serve as the sole individual through whom the Partnership Representative will act as required by Treasury Regulations (the "Designated Individual"). The Designated Individual must agree in writing to be bound by the same obligations and restrictions imposed on the Partnership Representative under this Section 7.13 prior to and as condition of such designation. References herein to the Partnership Representative are deemed to include the Designated Individual.

(ii)   If (i) the Managing Member designated as Partnership Representative (A) withdraws from the Company, or (B) is removed pursuant to Section 11.03, or (ii) the Members determine to designate a new Partnership Representative with respect to any Affected Tax Return, then the Members shall designate a successor Partnership Representative for such Affected Tax Return(s) in accordance with the Partnership Audit Rules and each of the Members and such successor Partnership Representative shall promptly take such action, including notifying the IRS of the successor Partnership Representative's designation as such, as may be necessary or appropriate under the Partnership Audit Rules. The designation of a Partnership Representative other than the Managing Member shall be made only with the Consent of the Investor Member.

(iii)   If, at any time, any Member or Partnership Representative becomes aware of any person not appointed pursuant to this Agreement being designated by the IRS as Partnership Representative for one or more Affected Tax Returns, then that Member or Partnership Representative shall promptly notify the other Members, and the Members and the Partnership Representative shall promptly take such action as may be necessary or appropriate under the Partnership Audit Rules to correct such erroneous designation (to the extent a Partnership Representative has already been designated pursuant to this Agreement and as evidenced on the Affected Tax Return for such year) or, if no such Partnership Representative has in fact been designated under the Agreement for such Affected Tax Return, to appoint a person pursuant to this Agreement to be the

Partnership Representative for each such Affected Tax Return, consistent with the provisions of Section 7.13(b)(ii) above.

(iv)   Any person designated as Partnership Representative shall endeavor in good faith to take or not take such actions as may be necessary or appropriate to maintain the required qualifications to serve as Partnership Representative under the Partnership Audit Rules throughout the entire taxable year or years it has been so designated. If, for any reason, a person who is serving as a Partnership Representative becomes ineligible to be the Partnership Representative under the Partnership Audit Rules, it shall promptly notify the Members and take any other action required by the Partnership Audit Rules, and the Members shall promptly take such action as may be necessary or appropriate under the Partnership Audit Rules to appoint a person to be the Partnership Representative, consistent with the provisions of Section 7.13(b)(ii) above.

(v)   If it is proposed that any person who is not a Member should become a Partnership Representative, the Company shall provide a copy of a proposed contract with such Partnership Representative to the Investor Member for its review, and with the Consent of the Investor Member, the Company shall enter into such contract (including such revisions as the Investor Member may reasonably require) with such person providing provisions consistent with the provisions of this Section 7.13.

(c) Authority of Partnership Representative.

(i)   Any person designated as Partnership Representative shall act diligently, promptly, and in good faith to perform its duties hereunder, including such actions as may be necessary to collect any data that it needs to minimize the Company and any Members' tax liability in accordance with the Partnership Audit Rules, which may include the filing of amended returns, where appropriate. The Company may engage accountants and legal counsel reasonably satisfactory to the Investor Member to assist any Partnership Representative in discharging its duties hereunder. Any legal or accounting advice on which the Company relies in preparing any tax return of the Company, or in responding to, or otherwise addressing the audit of any Affected Tax Return shall meet such standard (e.g., "substantial authority," "more likely than not," or "should") as may be determined with the Consent of the Investor Member.

(ii)   Notwithstanding any provision in this section to the contrary, to the extent permitted by the Partnership Audit Rules, with respect to any taxable years of the Company subject to the Partnership Audit Rules, a Partnership Representative shall not take any of the following actions without the Consent of the Investor Member:

(I)   Enter into any agreement with the IRS to extend the period for assessing any tax that is attributable to any item that may be the subject of an audit of an Affected Tax Return;

(II)   File an amended return with respect to the taxable year that is otherwise the subject of an Affected Tax Return;

(III)   Settle any audit of an Affected Tax Return with the IRS concerning the adjustment of any partnership item;

(IV)   Make an election to opt out of the application of the Partnership Audit Rules under Code Section 6221;

(V)   Request any modification to an imputed underpayment under Code Section 6225 (as "Imputed Underpayment"); or

(VI)   Commence or settle any tax court case or other judicial or administrative proceeding with respect to any Affected Tax Return.

(d) Notification/Participation Right. The Partnership Representative shall (i) promptly notify the Members, and each Member holding an interest in the Company at any time during the Reviewed Year, including any person who was a member for purposes of the Partnership Audit Rules during the Reviewed Year (a "Reviewed Year Member" and together with the current Members, the "Affected Members") of any inquiry, notice, or other communication received from the IRS or other applicable tax authority regarding the tax treatment of any partnership-related item (as defined in Code Section 6241(2)) with respect to a Reviewed Year, (ii) consult with the Affected Members in good faith on the strategy and substance of any tax audit or contest, and any administrative or judicial review thereof (a "Tax Dispute"), (iii) to the extent possible, give the Affected Members prior notice of and a reasonable opportunity to review and comment upon any written communication the Partnership Representative intends to make to any such taxing authority in connection with a Tax Dispute and the nature and content of all actions to be taken and defenses to be raised by the Company in response to a Tax Dispute (including without limitation the decision to institute proceedings, whether administrative or judicial, and whether in response to a previous IRS proceeding against the Company or otherwise), and (iv) afford each Affected Member the opportunity to participate directly in any meeting, presentation or negotiation in connection with a Tax Dispute, to the extent permitted by law and the IRS. A Partnership Representative shall use its best efforts to

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assure that the Affected Members are aware of any matter for which this Section 7.13 provides for their participation, or which requires their consent, with the intention that the Company and the Affected Members should have sufficient time and notice to be able to comply with any time requirements that may be imposed by the IRS or other applicable tax authority, including the Partnership Audit Rules and any other rules of the IRS in its conduct of any particular examination of an Affected Tax Return. If the Partnership Representative promptly and diligently attempts to contact the Affected Members and obtain Consent of the Investor Member for a matter that requires a response to the IRS within a specified time period, and it has not received a response sufficient to constitute Consent of the Investor Member, but, after consultation with accountants or legal counsel, as appropriate, it reasonably determines that it is in the best interest of the Company, the Investor Member, and any other Members, to provide a certain response to the IRS, then it may provide such response to the IRS, but only after giving written notice to all Affected Members not less than twenty (20) business days prior to providing such response to the IRS.

(e) Push Out Election. The Partnership Representative shall make a timely election to utilize the alternative procedure for paying tax liability, described in Section 6226 of the Code (the "Push Out Election") with respect to any Imputed Underpayment arising from an audit of an Affected Tax Return, provided that the Investor Member does not object to such election within ten (10) days of being notified by the Partnership Representative of its intent to make such election. Upon making the Push Out Election, the Partnership Representative will timely furnish to each Affected Member the required forms and statements setting forth the adjustments upon which a Reviewed Year Member's tax liability is based. Each Reviewed Year Member shall pay the applicable tax liability to the extent assessed by the IRS, and the Partnership Representative shall provide the IRS and each Affected Member with such information as required by the Partnership Audit Rules. The Affected Members agree to cooperate with the Company in utilizing the procedures under Section 6226 of the Code and the Partnership Audit Rules, whether or not such person is a Member at the time of a final partnership adjustment. The Partnership Representative, the Company, and each Affected Member shall promptly provide such information to the Partnership Representative as may be necessary or appropriate to make any computations that may be required to resolve any tax dispute with respect to any and all of the Company's partnership-related items (as defined in Code Section 6241(2)), and to provide such tax attributes and other information as may be required to reduce the Imputed Underpayment (if applicable) or the liability of each Affected Member, if the liability is paid by the Affected Members, including any taxes or other amounts paid by such Members which result in a modification of an Imputed Underpayment of the Company under Section 6225(c) of the Code, under the Partnership Audit Rules.

(f) Reimbursement of Allocable Share of Imputed Underpayment. If the Company becomes obligated to make an Imputed Underpayment (due to the absence of a Push Out Election), each Reviewed Year Member shall be obligated to pay to the Company an amount that is equal to it allocable share of such Imputed Underpayment and associated penalties, interest and additions to tax, provided that such amount shall be computed on an After-Tax Basis if such payment is treated as an indemnity payment under this Section 7.13(f). Any payment made pursuant to this Section 7.13(f) by a Member shall be treated as a Capital Contribution, and if and to the extent permitted by the Code and Treasury Regulations, any Capital Account reduction attributable to such Imputed Underpayment shall be allocable to the Members in proportion to such Capital Contributions. Any payment made pursuant to this Section 7.13(f) by any former Member shall be treated as an indemnity payment and not as a Capital Contribution or loan to the Company. For purposes of this Section 7.13(f), each Reviewed Year Member's allocable share of an Imputed Underpayment (and associated penalties, interest and additions to tax) shall be determined by taking into account (i) such Member's share of the income and losses to which such adjustment and Imputed Underpayment relate, as determined by the Accountants; (ii) such Member's obligation (if any) to indemnify, defend, or hold harmless the Company or any other Member for such Imputed Underpayment (and any associated interest and penalties) under this Agreement; (iii) such Member's obligations and liabilities arising from or related to such Member's representations, warranties and covenants in this Agreement; and (iv) any taxes or other amounts paid by such Member which results in a modification of an Imputed Underpayment of the Company under Code Section 6225(c) of the Code.

(g) <u>Modifications to Imputed Underpayment</u>. If the Company and/or Partnership Representative receives notice of a proposed partnership adjustment from the IRS, the Partnership Representative shall so notify the Affected Members in accordance with the provisions of Section 7.13(d) and, if requested to do so by the Investor Member, shall request modification of the Imputed Underpayment proposed in such notice in accordance with any applicable Treasury Regulations, forms, instructions, and other guidance prescribed by the IRS. Any such request by the Investor Member shall describe the modifications or adjustment factors that the Investor Member believes affect the calculation of the Imputed Underpayment in sufficient detail to substantiate the request for modification.   Unless an extension of time is granted by the IRS, all information required to support a requested modification shall be submitted by the Investor Member to the Partnership Representative no later than one hundred eighty (180) days after the Investor Member receives notice of the proposed partnership adjustment from the Partnership Representative, and the Partnership Representative shall submit such information to the IRS no later than two hundred seventy (270) days after the date the proposed partnership adjustment notice was mailed by the IRS.

(h) <u>Amended Returns; Alternative Procedure to Amended Returns</u>. Upon notice from an Affected Member, the Partnership Representative shall request a modification of an Imputed Underpayment based on an amended return filed by an Affected Member which takes account of all of the partnership adjustments properly allocable to such Affected Member. Any such request shall be accompanied by an affidavit from the requesting Affected Member signed under penalties of perjury that the requesting Affected Member has filed each required amended return or, in the case of the Pull-In Election (defined below), such information, in the form and manner specified by the IRS, as it requires, and paid all taxes due as a result of taking into account the adjustments in the first affected year and all modification years, as such terms are defined and applied in any applicable Treasury Regulations, forms, instructions, and other guidance prescribed by the IRS. In lieu of filing an amended return in accordance with this Section 7.13(h), any Affected Member may elect to comply with the "pull-in" procedure described in Section 6225(c)(2)(B) of the Code (a "Pull-In Election"). In such event, such Affected Member shall (1) pay all amounts due under Section 6225(c)(2)(A)(iii) of the Code, (2) take into account, in the form and manner set forth in any applicable IRS guidance, the adjustments to the tax attributes of such Affected Member, and (3) provide, in the form and manner specified by the IRS (including, if so specified, in the same form as on an amended return), such information as the IRS may require to carry out the terms and intent of the pull-in procedure described in Section 6225(c)(2)(B) of the Code.

(i) <u>Multiple Affected Tax Returns</u>. If, and to the extent that the Company has more than one examination of its returns, or more than one person serving as Partnership Representative for different taxable years of the Company, the Members and the Partnership Representatives shall endeavor in good faith to reach consistent results and minimize the overall tax liability. If and to the extent that the Company is part of a tiered group of partnerships or limited liability companies, the Partnership Representative shall adhere to the requirements applicable to the payment of Imputed Underpayments and the taking into account of partnership adjustments by the tiered partnerships set forth in the Partnership Audit Rules in good faith consultation with the Company's accountants and advisors to reach consistent results and minimize tax liability. Unless the context requires otherwise, the terms "Members", "Investor Member" and "Consent of Investor Member" shall apply to the persons who met such definition for the taxable year of such Affected Tax Return.

(j) <u>Disposition of Investor Member Interest</u>. If the Investor Member disposes by transfer, redemption or liquidation of all or any portion of its interest in the Company or otherwise withdraws from the Company, or the Company is otherwise terminated or dissolved, the Investor Member and all other Members shall continue to have the rights and obligations as specifically provided in this Section 7.13 (including any references to "Consent of the Investor Member"). Each Member acknowledges that, notwithstanding the transfer or liquidation of all or any portion of its interest in the Company, it shall remain liable for its allocable share of any Imputed Underpayment of the Company for the Company's taxable years (or portions thereof) prior to such transfer or liquidation and shall be required to indemnify the Company for its allocable share of such Imputed Underpayment (including penalties, interest, and additions to tax) calculated on an After-Tax Basis, unless otherwise agreed to in writing by the Company and the Affected Members for the taxable year (or portion thereof) to which the Imputed Underpayment relates.

(k) <u>Indemnification</u>. The Company shall indemnify and reimburse the Partnership Representative, the Designated Individual and the Investor Member for all expenses, including legal and accounting fees, claims, liabilities, losses and damages incurred in connection with any administrative or judicial proceeding with respect to the tax liabilities of the Members. The payment of all such expenses shall be made before any distributions are made from Net Cash Flow or any discretionary reserves are set aside by the Managing Member. The taking of any action and the incurring of any expense by the Partnership Representative in connection with any such proceeding, except to the extent required by law, is a matter in the sole discretion of the Partnership Representative and the provisions on limitations of liability of the Managing Member and indemnification set forth in Section 6.03 of this Agreement shall be fully applicable to the Partnership Representative in its capacity as such.

(l) <u>Amendment</u>. The Members agree to work together, reasonably and in good faith, to amend this Agreement where appropriate to provide for provisions intended to address the application of the Partnership Audit Rules, as they may be amended or interpreted from time-to-time, to the audit of any Affected Tax Return. Such provisions should, to the extent reasonably possible, preserve and maintain (including through relevant elections and credit support) the relative and analogous rights, duties, responsibilities, indemnities, obligations and risk of the Members to those provided under this Agreement as of the date it was first executed by the Members.

(m)Investor Member Consent. Notwithstanding anything to the contrary in this Section 7.13, none of the Company, the Managing Member or the Partnership Representative shall, without the prior Consent of the Investor Member, which consent may be withheld in the Investor Member's sole discretion, take any action or make any election (or omit to take any action or make any election after being instructed by the Investor Member to take such action or make such election) under the Partnership Audit Rules pursuant to the Treasury Regulations which would or could reasonably be expected to have a materially adverse effect on the Investor Member (or their direct or indirect owners).

ARTICLE 8 - RIGHTS AND OBLIGATIONS OF INVESTOR MEMBER

8.01   Management of the Company.

The Investor Member shall not transact any business in the name of the Company. The Investor Member shall not have the power or authority to bind the Company or to sign any agreement or document in the name of the Company. The Investor Member shall not take part in the management or control of the business of the Company or have any power or authority with respect to the Company except insofar as the consent or approval of the Investor Member shall be expressly provided for in this Agreement or the Act.

8.02   Other Activities.

The Investor Member may engage in or possess interests in other charitable or business ventures of every kind and description for its own account, including, without limitation, serving as a member or manager of other limited liability companies or as a general partner or limited partner of other partnerships which own, either directly or through interests in other companies or partnerships which own, housing projects similar to the Project. Neither the Company nor any of the Members shall have any rights by virtue of this Agreement in or to such business ventures or to the income or profits derived therefrom.

8.03   Removal of Management Agent.

The Investor Member shall have the right, by Notice to the Managing Member, to require the Managing Member to discharge the Management Agent if, in the Investor Member's reasonable judgment (x) grounds exist for the immediate removal of the Management Agent hereunder or (y) there are deficiencies in the management of the Project and, within 30 days after Notice to the Managing Member of such deficiencies, such deficiencies have not been cured. A successor Management Agent shall be promptly selected by the Managing Member. Any successor management agent shall be subject to the Consent of the Investor Member.

8.04   Rights of Investor Member.

Investor Member shall be permitted to inspect the Project during normal business hours, upon reasonable prior written notice (including e-mail) to Managing Member, throughout construction and operation thereof.

ARTICLE 9 - TRANSFER, AND RESTRICTIONS ON TRANSFER, OF
INTEREST OF INVESTOR MEMBER

9.01   Purchase for Investment.

(a) Investor Member hereby represents and warrants to the Managing Member and to the Company that the acquisition of its Interest is made for investment purposes only and not with a view to the resale or distribution of such Interest.

(b) Investor Member agrees that it will not sell, assign, or otherwise transfer its Interest or any fraction thereof to any Person who does not similarly represent and warrant and similarly agree not to sell, assign, or transfer such Interest or fraction thereof to any Person who does not similarly represent and warrant and agree.

9.02   Restrictions on Transfer of Investor Member Interest.

(a) Except as provided in this Section 9.02, Section 9.03 and Section 9.06, Investor Member may not offer, sell, assign, hypothecate, or pledge in whole or in part its Interest or withdraw from the Company without the written consent of the Managing Member, which consent shall be given or denied in the Managing Member's reasonable discretion. Notwithstanding such consent, recognition of any such transfer shall be subject to receipt of the notice described in Section 9.04(a).

(b) Investor Member may not offer, sell, transfer, assign, hypothecate or pledge in whole or in part its Interest unless (i) the Managing Member shall have received a satisfactory opinion of counsel that such proposed disposition (A) may be effected without registration of the Interest under the Securities Act of 1933, as amended and (B) would not be in violation of any applicable state securities or "Blue Sky" law, and (ii) the Managing Member shall have consented thereto, which consent may be withheld or granted by the Managing Member in its reasonable discretion. The cost of such opinion shall be paid by the transferring Investor Member.

(c) Investor Member may not sell, transfer or assign in whole or in part its Interest to a minor or incompetent.

(d) Investor Member may not sell, transfer or assign in whole or in part its Interest unless all lenders which have reserved a right of approval in the Project Documents have given prior written approval thereto according to the terms and conditions of the pertinent Project Document.

(e) Notwithstanding the foregoing, Investor Member may (i) pledge its Interest to one or more lenders providing financing to Investor Member for purposes of making its Capital Contribution, provided that such lenders give notice as required by Section 9.04(a) below and (ii) make any transfer of its entire Interest to a Substitute Investor Member that is MHIC or a fund managed by MHIC or its Affiliates. No consent of the Managing Member, any lender or any other Person shall be required for a transfer under clause (ii), although transferee and transferor shall comply with the applicable requirements of Section 9.03 and the Notice requirement of Section 9.04(a).

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9.03   Admission of a Substitute Investor Member.

(a) Subject to the other provisions of this Article 9, an assignee of the Interest of Investor Member (which shall be understood to include any purchaser, transferee, donee, or other recipient of any disposition of such Interest) shall be deemed admitted as Investor Member of the Company only upon the satisfactory completion of the following:

(i)   Except in the case of a transfer pursuant to Section 9.02(e), the Managing Member shall have consented to such admission, which consent may be granted or withheld in the reasonable discretion of the Managing Member and evidenced by the execution by the Managing Member of an amendment to this Agreement evidencing the admission of such Person as Investor Member;

(ii)   the assignee shall have accepted and agreed to be bound by the terms and provisions of this Agreement by executing a counterpart thereof or an amendment thereto and such other documents or instruments as the Managing Member may require in order to effect the admission of such Person as Investor Member;

(iii)   if required by the Act, a Certificate evidencing the admission of such Person as Investor Member shall have been filed;

(iv)   the assignee shall have delivered a letter containing a representation in the form set forth in Section 9.01(a) and, except in the case of a transfer pursuant to Section 9.02(e), the Managing Member shall have received an opinion in the form set forth in Section 9.02(b);

(v)   if the assignee is a corporation or partnership, the assignee shall have provided the Managing Member with evidence satisfactory to Counsel for the Company of its authority to become Investor Member under the terms and provisions of this Agreement;

(vi)   the assignor or assignee shall have paid all reasonable legal fees of the Company and the Managing Member and filing costs in connection with assignee's substitution as Investor Member; and

(vii)   the assignee shall have complied with all applicable provisions of the Code and Regulations.

(b) For the purpose of allocating profits, losses and tax credits and distributing cash received by the Company, but for no other purpose, subject to Section 9.04(a), an assignee of Investor Member shall be treated as having become a Member on the day of the assignment. For all other purposes, a Substitute Investor Member shall be treated as having become, and shall appear in the records of the Company as, a Member upon the completion of the items set forth in Section 9.03(a).

(c) If the Managing Member shall decide to consent to the admission of a Substitute Investor Member, the Managing Member shall cooperate with the Person seeking to become a Substitute Investor Member by preparing the documentation required by this Section and making all required filings. The Company shall take all such action, including the filing for recordation of any Certificate evidencing the admission of any Person as an Investor Member, and the making of any other official filings, as promptly as practicable after the satisfaction by the assignee of the Interest of the assigning Investor Member of the conditions in this Article 9 to the admission of such Person as Investor Member of the Company.

(d) Notwithstanding the foregoing or any other provision of this Agreement but subject to the provisions of Section 9.02(e), Investor Member may, without the consent of the Managing Member, pledge, transfer, convey or assign its Interest to an investment fund controlled by Massachusetts Housing Investment Corporation or another subsidiary of Massachusetts Housing Investment Corporation.

9.04   Rights of Assignees of Company Interests.

(a) Subject to the provisions of Sections 9.01, 9.02, and 9.03, except as required by operation of law, the Company shall not be obligated for any purposes whatsoever to recognize the assignment by Investor Member of its Interest unless the Company receives Notice thereof, including a copy of the instrument pursuant to which such assignment is made, no later than thirty (30) days after the end of the Fiscal Year in which such assignment is intended to be effective.

(b) Any Person who is the assignee of all or any portion of Investor Member's Interest, but does not become a Substitute Investor Member and desires to make a further assignment of such Interest, shall be subject to all the provisions of this Article 9 to the same extent and in the same manner as the original assigning Investor Member.

9.05   Effect of Bankruptcy, Dissolution or Incompetence of Investor Member.

The bankruptcy or dissolution of Investor Member shall not cause the termination or dissolution of the Company, and the business of the Company shall continue. If Investor Member becomes bankrupt, the trustee or receiver of its assets shall have the rights of Investor Member for the purpose of settling or managing its assets or property and such power as the bankrupt Investor Member possessed to assign all or any part of its Interest and to join with the assignee in satisfying conditions precedent to the admission of the assignee as a Substitute Investor Member.

9.06   Assignment to MHIC or its Designee.

The Members acknowledge that MHIC is making the Equity Bridge Loan to the Company for the purpose of bridging the Investor Member's Budgeted Capital Contribution, and

127-0013 1463 Dot Ave First Amended and Restated Operating Agreement v8

as security for the Equity Bridge Loan, the Company has pledged to MHIC its right to receive the Investor Member's Budgeted Capital Contribution and the Investor Member has pledged to MHIC its Interest. Notwithstanding anything herein to the contrary, if the Investor Member has not made its Budgeted Capital Contribution and the Equity Bridge Loan has not been repaid in full by its maturity date, the Investor Member may assign its Interest to MHIC or its designee. If such designee is MHIC or an Affiliate of MHIC, the Managing Member's consent shall not be required. In such case, the Equity Bridge Loan shall be contributed by MHIC or its Affiliate to the Company and such contribution shall satisfy such designee's obligation to make the Investor Member's Budgeted Capital Contribution pursuant to the terms hereof, and the Equity Bridge Loan shall be deemed to have been paid in full.

ARTICLE 10 - CAPITAL ACCOUNTS, DISTRIBUTIONS AND ALLOCATIONS

10.01 General.

This Article sets forth certain provisions respecting Capital Accounts of the Members, distributions to Members, and allocation of gain and loss to Members.

10.02 Capital Accounts.

(a) <u>Establishment</u>. A separate Capital Account shall be established and maintained for each Member. In the event of a transfer of an Interest (or portion thereof), the transferee shall succeed to the transferor's Capital Account (or corresponding portion thereof). The provisions of this Section 10.02 are intended and shall be interpreted to comply with the Treasury Regulations applicable to capital accounts.

(b) <u>Adjustments</u>. In general, each Member's Capital Account shall be <u>increased</u> by such Member's Capital Contributions as and when made and by such Member's share of Company Profit and shall be <u>decreased</u> by the cash and the fair market value of Company assets distributed to such Member and by such Member's share of Company Loss. In making such adjustments, the following provisions shall apply:

(i) Liabilities of a Member assumed by the Company or to which property contributed to the Company are subject shall be deducted and liabilities assumed by a Member or to which property distributed to a Member are subject shall be added.

(ii) Company Profit and Company Loss shall be determined and allocated in the same manner as income or loss for federal income tax purposes except that (x) in determining Company Profit and Company Loss, items of income and gain exempt from tax shall be added and items which are not deductible and which are not properly capitalized under the Code (or are treated as such under applicable Treasury Regulations) shall be deducted and (y) following any adjustment under Section 10.02(b)(iv), allocations of gain or loss on disposition of revalued assets and allocations of depreciation and amortization with respect to such revalued assets shall be determined based on the Adjusted Value of such assets in accordance with applicable Treasury Regulations.

(iii)   Each Member's Capital Account shall be reduced by such Member's share of any downward adjustment in the basis of "Section 38 property" (as defined in the Code) owned by the Company. Such adjustment shall be shared in the same proportion as the tax credit giving rise to such reduction is shared under Section 10.04(b). In the event of any recapture of any such Section 38 property tax credits, any upward adjustment to basis shall increase each Member's Capital Account in like manner.

(iv)   In connection with a contribution or distribution of money or other property (other than a *de minimis* amount) in exchange for an Interest, the Managing Member may elect in the manner provided under applicable Treasury Regulations to adjust the Capital Accounts of all Members to reflect the difference between the value of Company assets as previously reflected on the books of the Company and the fair market value of such assets. Unrealized gain or loss resulting from such revaluation shall be allocated to each Member's Capital Account in the same manner as if there were a taxable disposition of such revalued assets for their fair market value.

(v)   In the event of a distribution of Company assets to a Member, the Managing Member shall first make the adjustment provided for in Section 10.02(b)(iv) with respect to such property.

(vi)   Capital Accounts shall also be adjusted to reflect any additional adjustments provided for in this Agreement or applicable Treasury Regulations.

(c) Liquidation. Upon liquidation of the Company (or any Member's Interest), any liquidating distributions to the Members shall be made in accordance with the positive Capital Account balances of the Members after taking into account all adjustments to the Members' Capital Accounts for the taxable year during which such liquidation occurs.

10.03 Distributions of Cash Flow.

(a) Net Cash Flow will be distributed annually within one hundred twenty (120) days after the close of each Fiscal Year as follows:

(i)   First, 100% to MassHousing to pay any outstanding balance of the Workforce Loan (including accrued, but unpaid interest thereon) not to exceed $50,000;

(ii)   Second, 90% to the Investor Member and 10% to Managing Member until the Investor Member has received an amount equal to the greater of (x) 75% of the IM Preferred Return for the most recent Fiscal Year and (y) the amount by which the aggregate sum of distributions to the Investor Member under this clause (ii) and clause (iv) below to date is less than 75% of the aggregate IM Preferred Return earned from the date of this Agreement through the end of the most recent Fiscal Year;

(iii)   Third, 100% to the Managing Member until the Managing Member has received an amount equal to the greater of (x) the amount by which the distribution to the Managing Member under clause (ii) above for the most recent Fiscal Year is less than 75% of the MM Preferred Return for the most recent Fiscal Year and (y) the amount by which the aggregate sum of distributions to the Managing Member under clause (ii) above, this clause (iii) and clause (iv) below to date is less than 75% of the aggregate MM Preferred Return earned from the date of this Agreement through the end of the most recent Fiscal Year;

(iv)   Fourth, 81.82% to the Investor Member and 18.18% to the Managing Member until the Investor Member has received total distributions to date under clause (ii) above and under this clause (iv) equal to the full IM Preferred Return;

(v)   Fifth, 100% to the Managing Member until the Managing Member has received total distributions to date under clauses (ii), (iii) and (iv) above and under this clause (v) equal to the full MM Preferred Return plus the ACC Preferred Return; and

(vi)   Sixth, eighty percent (80%) to the Managing Member and twenty percent (20%) to the Investor Member.

(b) Any Cash from a Capital Transaction and any Net Proceeds will be distributed within 90 days after consummation of the sale that generated the Net Proceeds, as follows:

(i)   First, to the Investor Member until its Capital Contributions have been returned in full;

(ii)   Second, to the Managing Member until its Capital Contributions have been returned in full;

(iii)   Third, to Investor Member until it has received total distributions under Section 10.03(a) above and under this clause (iii) and clause (i) above equal to an eight percent (8%) pre-tax internal rate of return on its Capital Contributions;

(iv)   Fourth, to the Managing Member until it has received total distributions under Section 10.03(a) above and under this clause (iv) and clause (ii) above equal to an eight percent (8%) pre-tax internal rate of return on its Capital Contributions; and

(v)   Fifth, eighty percent (80%) to the Managing Member and twenty percent (20%) to the Investor Member.

10.04 Allocations.

(a) <u>Allocation of Company Profit and Loss</u>. Company Profit and Loss (and all items of income, gain, deduction and loss used in determining Company Profit and Loss) shall be allocated among the Members in a manner such that if the Company were dissolved, its affairs wound up and its assets distributed to the Members in accordance with their respective Capital Account balances immediately after making such allocation, such distributions would, as nearly as possible, be equal to the distributions that would be made pursuant to Section 10.03(b). For the purposes of this Section 10.04(a), the assets held by the Company shall be deemed to have a value equal to their adjusted tax basis (unless such adjusted tax basis is required to be booked up or down in accordance with Treasury Regulations under Code Section 704(b)). The foregoing allocations are intended to cause all items of income, gain, deduction and loss to be allocated in a manner consistent with the distributions of cash and other Company assets in Section 10.03. To effectuate this result, the Managing Member may, in its discretion, make such other assumptions (in addition to those described above), as it deems necessary or appropriate to cause the allocations of income, gain deduction and loss to be consistent with the intended economic arrangement of the Members set forth herein. The allocations provided for in this Section 10.04(a) shall be made prior to adjusting Capital Account balances to reflect the distribution of the proceeds from a Capital Transaction or liquidation.

(b) Special Rules.

(i)   <u>Allocations Where Company Basis Differs From Capital Account Values</u>. In accordance with applicable Treasury Regulations, with respect to any property contributed as a Capital Contribution or revalued for purposes of the Members' Capital Accounts under Section 10.02(b)(iv) the Members' allocable share of depreciation, depletion, amortization and gain or loss for federal income tax purposes, must be determined so as to take account of any variation between the adjusted basis of such assets to the Company for federal income tax purposes and its value on the books of the Company in accordance with the principles of Section 704(c) and the Treasury Regulations thereunder. Unless the Managing Member and the Investor Member otherwise agree, such allocations shall be made in accordance with the so-called "traditional" method under the Regulations.

(ii)   Limitation on Losses. A Member shall not be allocated items of loss or deduction as of the close of any taxable year to the extent such an allocation would cause or increase an Excess Deficit Balance in its Capital Account. Any such amounts which are not allocated to a Member under this Section shall be allocated at the end of the taxable year as provided in applicable Treasury Regulations. If losses or deductions have been reallocated to a Member or Members pursuant hereto, corresponding amounts of income and gain shall be allocated to such Member or Members to offset such reallocation as quickly as possible.

(iii)   Qualified Income Offset. In the event any Members unexpectedly receive any adjustments, allocations or distributions described in Treasury Regulations 1.704-1(b)(2)(ii)(d)(4)-(6), items of Company income and gain shall be specifically allocated to such Members in an amount and manner sufficient to eliminate any Excess Deficit Balances in their Capital Accounts created by such adjustments, allocations or distributions as quickly as possible. If income or gain has been allocated to a Member or Members pursuant hereto, corresponding amounts of loss or deduction shall be allocated to such Member or Members as quickly as possible to offset such allocation to the extent permitted under Section 10.04(c)(ii).

(iv)   Minimum Gain Chargeback. If there is a net decrease in Company Minimum Gain for any year, each Member will be allocated items of Company income and gain for such year (and, if necessary, for subsequent years) in accordance with applicable Treasury Regulations in an amount equal to such net decrease multiplied by each Member's percentage share of Company Minimum Gain at the end of the immediately preceding taxable year, such amounts to be determined with the exceptions and in the manner provided in applicable Treasury Regulations.

(v) <u>Member Non-Recourse Debt</u>. Any loss or deduction attributable to Member Non-Recourse Debt shall not be treated as a Non-Recourse Deduction under the provisions hereof, but shall be allocated to the Member which bears the economic risk of loss attributable thereto or as otherwise required by applicable Treasury Regulations. If a Member's share of Member Non-Recourse Debt Minimum Gain is reduced in any year, such Member shall be allocated items of income and gain for such year (and, if necessary for subsequent years) in an amount equal to that Member's share of such net decrease, determined with the exceptions and in the manner provided in applicable Treasury Regulations.

(vi) <u>Non-Recourse Deductions; Non-Recourse Liabilities</u>. Non-Recourse Deductions of the Company shall be allocated among the Members in accordance with their Percentage Interests, except as otherwise required by applicable Treasury Regulations. Allocation of non-recourse liabilities, to the extent made under applicable Treasury Regulations in accordance with a Member's interest in profits, shall be allocated among the Members in accordance with their Percentage Interests, except as otherwise required by applicable Treasury Regulations.

(vii) <u>Treasury Regulations</u>. The allocations provided for in this Section 10.04 are intended to comply with Treasury Regulations issued under Section 704 and related provisions of the Code and all determinations and adjustments provided for hereunder shall be made under and in accordance with such Treasury Regulations.

(viii) <u>Offsetting Allocations</u>. Certain of the allocations set forth in this Section 10.04 (the "<u>Regulatory Allocations</u>") are intended to comply with the requirements of the Treasury Regulations applicable to partnership allocations. It is the intent of the Members that, to the extent possible, all Regulatory Allocations shall be offset either with other Regulatory Allocations or with special allocations of other items of Company income, gain, loss, or deduction pursuant to this Section 10.04. Therefore, notwithstanding any other provision of this Section 10.04 (other than the Regulatory Allocations), the Managing Member shall propose to the Investor Member, for the Consent of the

Investor Member, such offsetting special allocations of Company income, gain, loss, or deduction in whatever manner it believes appropriate so that, after such offsetting allocations are made, each Member's Capital Account balance is, to the extent possible, equal to the Capital Account balance such Member would have had if the Regulatory Allocations were not part of this Agreement and all Company items were allocated pursuant to Sections 10.04(a) and (b).

(ix)   Gross Income Allocation: To the extent any portion of a cash distribution to the Managing Member pursuant to Section 10.03(a) would result in an Excess Deficit Balance for the Managing Member but for an allocation of gross income to eliminate such Excess Deficit Balance pursuant to this clause (ix), then, after the required regulatory allocations provided for in clauses (ii), (iii), (iv), (v) and (vi) of this subsection (b) have been made, gross income for such taxable year or period shall be allocated to such Member to eliminate such Excess Deficit Balance.

(c) Mid-Year Admission. For the purpose of allocating Company Profits and Company Losses (i) a Substitute Investor Member shall be deemed to have been admitted as Investor Member on the first day of the calendar month in which it executes this Agreement, and (ii) Company Profits and Company Losses attributed to an Interest for less than a full Fiscal Year shall be allocated among the Persons who were the holders of such Interest during such Fiscal Year in proportion to the number of months during such Fiscal Year that each such holder was recognized as the owner thereof unless applicable provisions of the Code and Treasury Regulations require a different treatment in which case the allocation shall be made in accordance therewith, as reasonably determined by the Managing Member. Such allocations among the holders of any such Interest shall be made without regard to the date, amount or receipt of any distributions that may have been made with respect to such Interest.

(d) Disallowed Deductions. Notwithstanding the foregoing provisions of this Section 10.04, in the event that any fees, interest or other amounts paid or payable to any Member or Affiliate thereof are deducted by the Company, and such fees, interest or other amounts are disallowed as deductions to the Company and are recharacterized as Company distributions, there shall be allocated to such Member, prior to the allocations provided for above, an amount of Company gross income for the year in which such fees, interest or other amounts are treated as Company distributions equal to such fees, interest or other amounts so treated as distributions.

ARTICLE 11 - CHANGE OF MANAGING MEMBER

11.01 Withdrawal of Managing Member.

(a) No Managing Member, nor any manager of the Managing Member, nor

Travis Lee as sole member of the manager of the Managing Member, may withdraw from the Company or sell, transfer, assign or hypothecate their interests unless (i) the prior Consent of the Investor Member is obtained and Consent of the Investor Member as to the Person to be admitted as a substitute manager or Managing Member in its place or to receive all or part of such Interest is also obtained, (ii) if the withdrawing Managing Member is the sole Managing Member of the Company, a substitute Managing Member is admitted simultaneously with the withdrawal, and (iii) the conditions of Section 11.01(c) and of Section 11.02 have been met.

(b) In the event that a Managing Member withdraws from the Company or sells, transfers or assigns its entire Interest pursuant to Section 11.01(a), it shall be and shall remain liable for all obligations and liabilities incurred by it as a Managing Member before such withdrawal, sale, transfer or assignment shall have become effective, but shall be free of any obligations or liability incurred on account of the activities of the Company from and after the time such withdrawal, sale, transfer or assignment shall have become effective.

(c) Before a Managing Member may withdraw from the Company pursuant to Section 11.01(a), Counsel to the Company shall have rendered an opinion that the withdrawal of such Managing Member is in conformity with the Act, and that none of the actions taken in connection with such withdrawal will cause the termination or dissolution of the Company or will cause it to be classified other than as a partnership for Federal income tax purposes.

11.02 Admission of a Substitute or Additional Managing Member.

A Person shall be admitted as an additional or substitute Managing Member of the Company only if the following terms and conditions are satisfied:

(a) The admission of such Person shall have received the Consent of the Investor Member and shall have been consented to in writing by any remaining Managing Member and such admission does not violate any law, order or agreement by which the Company is bound or to which it is subject;

(b) Such person shall have accepted and agreed in writing to be bound by all the terms and provisions of this Agreement by executing an amendment hereto and such other documents or instruments as may be required or appropriate in order to effect the admission of such Person as a Managing Member, and a Certificate evidencing the admission of such Person as a Managing Member shall have been filed for recordation and all other actions required by this Agreement in connection with such admission shall have been performed;

(c) If the successor or additional Person is a corporation, it shall have provided the Company with evidence satisfactory to Counsel to the Company of its authority to become a Managing Member and to be bound by the terms and provisions of this Agreement; and

(d) Counsel to the Company shall have rendered an opinion that the admission of the successor or additional Person is in conformity with the Act and that none of the actions taken in connection with the admission of the successor or additional Person will cause the termination or dissolution of the Company or will cause it to be classified other than as a partnership for Federal income tax purposes.

11.03 Removal of a Managing Member.

The Investor Member shall have the right to remove any Managing Member after Notice to the Managing Member specifying the grounds for removal given thirty (30) days in advance of any proposed removal, in the event any of the following has occurred:

(i)   material unanticipated construction cost overruns or Operating Deficits which continue for a period longer than twelve (12) months, unless funded by (x) the Managing Member or (y) by loans or other sources that do not materially and adversely affect the financial performance of the Company;

(ii)   a material loan default not cured prior to the earlier of: (x) lapse of the applicable cure period with respect to such loan default, but not later than ninety (90) days after the giving of notice of default by the lender or (y) if there is no applicable cure period, the giving of notice of default by the lender, unless in either case the lender acknowledges satisfactory progress toward curing such default, agrees not to take further action without prior notice to the Investor Member, and refrains from action until cure occurs;

(iii)   the commencement of a foreclosure or exercise of control over the Project by a lender, or the filing of a bankruptcy petition or similar creditor's action by or against the Company or the Managing Member, except for any such action by a lender or creditor that is dismissed or stayed within ninety (90) days;

(iv)   fraud, gross negligence or willful misconduct by the Managing Member or material failure to comply with the Managing Member's obligations under this Agreement, including without limitation those obligations relating to construction of the Project in compliance with the Project Documents;

(v)   failure to remove the Management Agent or the Accountants for mismanagement or failure to provide accurate and timely reports;

(vi)   material mismanagement by the Managing Member of the Project or the Company; or

(vii)   Sponsor ceases to be the manager of Managing Member.

Notwithstanding the foregoing provisions to the contrary, if the Managing Member reasonably believes the grounds for removal are susceptible of cure and if the Managing Member desires to attempt to cure the grounds for removal, the Managing Member may so notify the Investor Member by Notice given prior to the proposed effective date set forth in the removal Notice. The Managing Member shall have until the forty-fifth (45th) day following the proposed effective date set forth in the removal Notice to cure the ground for removal and furnish the Investor Member with satisfactory evidence of such cure. If such evidence is not provided or if the cure is not completed within such period, then the removal shall be effective at the end of the forty-fifth (45th) day following the proposed effective date set forth in the removal Notice.

In addition to the foregoing right, the Investor Member shall have the right to remove the Managing Member immediately upon the giving of Notice if the Managing Member fails to consummate a Put/Call Closing on the terms set forth in Article 14 below.

11.04   Effect of Bankruptcy, Death, Withdrawal, Dissolution, Incompetence or Removal of a Managing Member.

(a) If an Event of Bankruptcy occurs with respect to a Managing Member or in the event of the withdrawal, removal, death, or dissolution of a Managing Member or an adjudication that a Managing Member is incompetent (which term shall include, but not be limited to, insanity), the business of the Company shall be continued with Company property by any other or substitute Managing Member(s), and such other Managing Member(s), by execution of this Agreement, expressly so agree to continue the business of the Company; provided, however, if the withdrawn, removed, bankrupt, deceased, dissolved or incompetent Managing Member is then the sole Managing Member, the Company shall be dissolved; provided further, that the Investor Member may, within ninety (90) days of the withdrawal, removal, Event of Bankruptcy, death, dissolution or adjudication of incompetence of the sole Managing Member, elect to reconstitute the Company, effective as of such withdrawal, removal, Event of Bankruptcy, death, dissolution or adjudication and continue the business of the Company for the balance of the term specified in Section 1.05 by selecting a Substitute Managing Member.

(b) Upon the occurrence of an Event of Bankruptcy with respect to or the death, dissolution or adjudication of incompetency of a Person who is a Managing Member, such Person shall immediately cease to act as a Managing Member and any trustee or receiver appointed to administer its property and assets shall have only the rights to settle and manage the disposition of its Interest in accordance with the provisions of this Agreement; provided, however, that such cessation or disposition shall not affect the rights, obligations, or liabilities of the bankrupt, deceased, dissolved or incompetent Managing Member which had matured prior to the Event of Bankruptcy, death, dissolution or incompetence of such Managing Member or the value, if any, at the time of such Event of Bankruptcy, death, dissolution or incompetence of the Interest of the bankrupt, deceased, dissolved or incompetent Managing Member.

(c) If, at the time of the withdrawal, Event of Bankruptcy, death, dissolution or adjudication of incompetence of a Managing Member, the bankrupt, deceased, dissolved or incompetent Managing Member was not the sole Managing Member of the Company, the remaining Managing Member or Managing Members shall immediately (i) give Notice to the Investor Member of such Event of Bankruptcy, death, dissolution or adjudication of incompetence, (ii) make such amendments of this Agreement and execute and file for recordation the termination of the Interest of the bankrupt, deceased, dissolved or incompetent

Managing Member, and (iii) file an appropriate amended Certificate.

(d) If the Investor Member removes a Managing Member pursuant to Section 11.03, any or all executory contracts, and any other agreements between the Company and the removed Managing Member, the Sponsor or their respective Affiliates, may be terminated by the Company upon written notice to the party so terminated.

11.05 Valuation and Sale of Interest of Former Managing Member.

(a) If the business of the Company is continued after a Managing Member's bankruptcy, death, dissolution, or adjudication of incompetence, the Company shall purchase the former Managing Member's Interest for a price equal to the fair market value of such Interest. Such fair market value shall not include the value of any fees payable to the former Managing Member, to the Sponsor or to any of their Affiliates. Furthermore, such fair market value shall be determined as though such Managing Member's Interest was a non-managing member interest, with appropriate discounts taken for lack of management control and lack of transferability. Such fair market value shall be determined by two independent appraisers, one selected by the former Managing Member and one by the Investor Member. Each appraiser selected under this Section 11.05 shall be a member or an associate of a licensed major national commercial real estate appraisal firm with MAI designation having at least 10 years of experience appraising equity interests in commercial real estate entities in Boston, Massachusetts of a nature and type generally similar to the Company owning properties similar to the Project. If such appraisers are unable to agree on the value of the former Managing Member's Interest, they shall jointly appoint a third independent appraiser. The determination of a majority of such appraisers shall be final and binding. Each party shall pay the costs of its own appraiser and shall evenly divide the costs of the third appraiser, if necessary. After determination of the fair market value of the former Managing Member's Interest, the Company shall reduce such amount by the amount of any additional actual, direct damages and any accrued unpaid liabilities due from the former Managing Member. Such reduced amount shall be the purchase price for the former Managing Member's Interest payable by the Company.

(b) Promptly after determination of the purchase price for such former Managing Member's Interest pursuant to Section 11.05(a), the Company shall pay to such former Managing Member in cash an amount equal to ten percent (10%) of such purchase price and shall deliver to such former Managing Member a promissory note for the balance payable in three (3) equal consecutive annual installments commencing on the first anniversary of the date of such note. Such promissory note shall bear interest at the applicable Federal rate as determined from time to time under Section 1274(d) of the Code, payable annually on the date that the principal payment for such year is due and payable. Any such payment shall be reduced by the amount of any additional actual, direct damages and any additional accrued unpaid liabilities due from the former Managing Member that arise after the original determination of the purchase price for such former Managing Member's Interest under Section 11.05(a).

ARTICLE 12 - DISSOLUTION AND LIQUIDATION

12.01 Dissolution of the Company.

The Company shall be dissolved on the earlier of the expiration of the term of the Company, or upon:

(a) the withdrawal of a Managing Member who is at that time the sole Managing Member, if the Investor Member does not elect to reconstitute the Company pursuant to Section 11.04(a);

(b) the occurrence of an Event of Bankruptcy with respect to a Managing Member or the death, adjudication of incompetency, or dissolution of a Managing Member who is at that time the sole Managing Member, if the Investor Member does not elect to reconstitute the Company pursuant to Section 11.04(a);

(c) the passage of thirty (30) days after the sale or other disposition of all or substantially all of the Company's assets;

(d) the election in writing to dissolve by all of the Members; or

(e) any other event causing the dissolution of the Company under the laws of the Commonwealth.

12.02 Winding Up and Distribution.

(a) Upon the dissolution of the Company pursuant to Section 12.01, the Company business shall be wound up and its assets liquidated as provided in this Section 12.02, and the net proceeds of such liquidation shall be distributed in accordance with Section 10.02(c).

(b) The Liquidator shall file all certificates and notices of the dissolution of the Company required by law. The Liquidator shall proceed without any unnecessary delay to sell and otherwise liquidate the Company's property and assets, provided, however, that if the Liquidator shall determine that an immediate sale of part or all of the Company property would cause undue loss to the Members, in order to avoid such loss, the Liquidator may, except to the extent prohibited by the Act, defer the liquidation of the Company property for a reasonable time, except for such liquidation as may be necessary to satisfy the debts and liabilities of the Company to Persons other than the Members. Upon the complete liquidation and distribution of the Company assets, the Members shall cease to be Members of the Company and the Liquidator shall execute, acknowledge and cause to be filed all certificates and notices required by law to terminate the Company.

(c) Upon the dissolution of the Company pursuant to Section 12.01, the Accountants shall promptly prepare, and the Liquidator shall furnish to each Member, a statement setting forth the assets and liabilities of the Company upon its dissolution. Promptly following the complete liquidation and distribution of the Company property and assets, the Accountants shall prepare, and the Liquidator shall furnish to each Member, a statement showing the manner in which the Company assets were liquidated and distributed.

ARTICLE 13 - BOOKS AND RECORDS, ACCOUNTING, TAX MATTERS

127-0013 1463 Dot Ave First Amended and Restated Operating Agreement v8

13.01 Books and Records.

The books, records and financial statements of the Company shall be maintained in accordance with the accrual method of accounting prepared on a GAAP basis. These and all other records of the Company, including a copy of this Agreement and of all amendments thereto, copies of the Company's Federal, state and local tax returns for the longer of the six most recent years or the period required by law, information relating to the status of the Project (including complete tenant files, both current and historic, and a maintenance file for each dwelling unit in the Project), information with respect to the sale by the Managing Member or any Affiliate of the Managing Member of goods or services to the Company, a list of the names and addresses of all the Members, and all other information required by the Act shall be kept at the principal office of the Company and shall be available for examination by any Member, or its duly authorized representatives, at any and all reasonable times. Any Member, or its duly authorized representatives, upon paying the costs of duplication and mailing, shall be entitled to a copy of the foregoing records.

13.02 Custody of Company Funds; Bank Accounts.

Except to the extent otherwise required by any Project Document, the Managing Member shall hold funds of the Company (including all Reserves) in Permitted Investments, or in insured accounts established at one or more Federally insured financial institutions organized and existing under the laws of the United States or any state thereof (provided that any such account established at a financial institution with a credit rating for deposits of less than Baa1 by Moody's Investors Service, Inc. (or equivalent rating by Standard & Poor's Corporation) shall not exceed the amount for which Federal deposit insurance is available). The Managing Member may make (or may designate others to make) deposits of Company funds in such accounts and withdrawals of such funds for Company costs and expenses.

13.03 Accountants.

The Accountants shall prepare for execution by the Managing Member all tax returns of the Company, shall audit the books of the Company, and shall certify a balance sheet, a profit and loss statement and a cash flow statement of the Company each year. The Investor Member shall have the right, by Notice to the Managing Member, to require the Managing Member to discharge the Accountants in accordance with Section 8.04 above. If the Managing Member fails to appoint successor Accountants acceptable to the Investor Member within thirty (30) days after the giving of such notice, the Investor Member shall have the right to appoint Accountants of its own choosing, the fees of which shall be paid for by the Company.

13.04 Reports to the Investor Member.

(a) <u>Tax Returns</u>. The Managing Member shall, not later than March 31 of every year beginning the first March 31 after the date of this Agreement, cause to be provided to the Investor Member drafts of all necessary tax information, including a draft Schedule K-1, required for filing the annual tax return of the Company. The Investor Member will respond with comments on such drafts within seven (7) days after receipt. The Managing Member shall, not later than April 15 of every year beginning the first April 15 after the date of this Agreement, cause to be filed and provided to the Investor Member the annual tax return and completed Schedule K-1 of the Company.

(b) <u>Annual Reports</u>. The Managing Member shall cause to be provided to the Investor Member not later than April 15 of every year, beginning the first April 15 after the date of this Agreement, an annual report of the Company, including (i) a report of the Accountants containing audited financial statements prepared on a GAAP basis for the prior Fiscal Year, including a profit and loss statement, a balance sheet, a statement of Member's equity, a cash flow statement, and a note to the financial statements calculating the distribution of Net Cash Flow according to the terms of this Agreement, (ii) a report on leasing activity at the Project containing the same types of information as required in the monthly reports described in clause (f) below, (iii) a narrative explaining significant deviations in the development of the Project from projections and outlining and explaining any material or significant occurrences affecting the Project or the Company, and (iv) any other information regarding the Company and its operations during the prior Fiscal Year deemed by the Managing Member to be material to the Investor Member or reasonably requested by the Investor Member. The Managing Member shall cause a draft of each annual report to be provided to the Investor Member not later than March 31 and the Investor Member will respond with comments on such draft within seven (7) days after receipt.

(c) <u>Quarterly Reports</u>. The Managing Member shall cause to be electronically submitted to the Investor Member within forty-five (45) days after the end of each quarter of each Fiscal Year, beginning with the quarter during which this Agreement is executed, quarterly reports (in such formats approved by the Investor Member) for the quarter containing the following information: (i) unaudited income and expense statement for the Project; (ii) unaudited balance sheet for the Company; (iii) unaudited accounts payable and receivable aging report; (iv) unaudited rent roll for the Project showing residential and commercial rent collections and vacancies; and (v) an unaudited calculation of distributable Net Cash Flow for such quarter.

(d) <u>Requisition Review Reports</u>. The Managing Member shall cause monthly construction requisitions to be reviewed by a third party consultant acceptable to the Investor Member and shall cause such consultant to provide copies of such construction review reports directly to the Investor Member. Such consultant may be the same consultant as retained by the Permanent Lender.

(e) <u>Notices</u>. The Managing Member shall send Notice to the Investor Member of the occurrence of any of the following within five (5) days after the Managing Member learns of the occurrence:

    (i)   a default by the Company under any Project Document, on any mortgage loan or on any other financial obligation of the Company;

    (ii)   a default by the Managing Member on any of its financial obligations;

     receipt by the Company of a notice of any IRS proceeding involving the Company;

       (iv)   material litigation involving the Company, the Managing Member or the Project or receipt by the Company of a notice of alleged violation of laws, building codes or zoning ordinances; or

       (v)   a casualty affecting the Project.

(f) <u>Construction Reports</u>. The Managing Member shall cause to be e-mailed to the Investor Member every month, beginning with the month of the date of this Agreement and continuing throughout the Construction and Lease-Up Period, construction reports prepared by the Managing Member or its consultant, including, but not limited to, the following information: (i) the construction schedule including the projected date of completion; (ii) the percentage of completion of the Project; (iii) the percentage of the construction budget expended and remaining; (iv) the number of change orders, their uses, and their individual and cumulative costs; (v) documentation evidencing the Project's compliance with the MBE and minority hiring requirements set forth in 7.03(h); (vi) the Contractor's Affidavit and Requisition for Funds, accompanied by appropriate Schedule As, including AIA Document Nos. G702 and G703, as applicable, signed by Borrower, Contractor and Architect; (vii) lien waivers in form acceptable to the Investor Member from Contractor and all subcontractors for all work done or material furnished up through and including the date thereof, including without limitation (A) current lien waivers executed by the Contractor and all subcontractors conditioned only upon payment of the then current draw request and (B) full, final, unconditional lien waivers from all persons or entities for all labor performed and materials supplied in connection with all construction or other work completed prior to the date thereof and for which payments were made out of previous construction requisitions; (viii) a rent roll for the Project for each month since certificates of occupancy were issued for the Project; (ix) copies of executed leases and tenant income verifications for applicable tenants of the Project; and (x) any other information regarding the Company, the Project or its construction deemed by the Managing Member to be material to the Investor Member or reasonably requested by the Investor Member.

(g) <u>Lender/Investor Reports</u>. If any lender to or investor in the Company requires residential leasing reports, certifications or similar leasing information, the Managing Member shall furnish copies of such reports, certifications or other information simultaneously to the Investor Member.

(h) <u>Failure to Furnish Reports</u>. If the Managing Member fails to furnish timely any report, notice, certification or other document required under clause (a) or (b) above, the Managing Member shall, following five (5) business days prior notice of such failure, pay to the Investor Member damages in the amount of $100 per day for each day of delay to compensate the Investor Member for the administrative costs of such delay. Such damage amount shall be solely on account of the administrative inconvenience to the Investor Member and shall not be in lieu of any other damage suffered by the Investor Member as a result of the Managing Member's failure to perform its duties under this Agreement.

(i) Report Format. All reports and certifications furnished by the Managing Member under this Section 13.04 shall be in forms and formats approved by the Investor Member.

13.05 Operating Budget.

The Managing Member shall provide to the Investor Member for review at least sixty (60) days prior to the end of each Fiscal Year an annual budget showing cumulative quarterly projections for the Project for the following Fiscal Year covering capital expenditures, operating income and expenses, including preventive maintenance and capital replacement plans, and anticipated cash distributions to the Members. Such annual budget shall be accompanied by a report comparing the budgeted results for the following Fiscal Year to the pro-forma results presented to the Investor Member as of the date hereof and a narrative explanation for any material variances, as determined in the Investor Member's sole discretion. Such annual budget shall be subject to the Consent of the Investor Member. It shall be deemed accepted by the Investor Member unless the Managing Member receives Notice to the contrary within thirty (30) days after such budget is provided to the Investor Member.

13.06 Tax Elections.

In the event of a transfer of all or any part of the Interest of a Member, the Managing Member may, in its reasonable discretion, make an election pursuant to Section 754 of the Code to adjust the basis of the Company's property. With respect to any Member whose Interest has been affected by an election pursuant to Section 743 or 754 of the Code, appropriate adjustments shall be made with respect to the determination of Company Profits and Company Losses. Each Member agrees to furnish the Company with all information necessary to give effect to such election. The Managing Member may elect to make any other election permitted under any provision of the Code only with the Consent of the Investor Member.

13.07 Fiscal Year.

The Fiscal Year of the Company shall be the twelve (12) month period ending December 31st.

ARTICLE 14 - PUT AND CALL RIGHTS

14.01 Nature of Rights.

(a) Put Right. The Investor Member shall have the right to provide a written notice to the Managing Member (a "Put Notice"), at any time after January 1, 2028, electing to sell all (and not less than all) of the Investor Member's Interest to the Managing Member. In the event of the exercise of the put as provided in this Section 14.01(a), the Investor Member shall be obligated to sell all of the Investor Member's Interest to the Managing Member based on the Put Price, and the Managing Member shall be obligated to purchase such interest at such price.

(b) Call Right. The Managing Member shall have the right to provide a written notice to the Investor Member (a "Call Notice"), at any time electing to purchase all (and not less than all) of the Investor Member's Interest. In the event of the exercise of the call as provided in this Section 14.01(b), the Investor Member shall be obligated to sell all of its Interest to the Managing Member based on the Call Price, and the Managing Member shall be obligated to purchase such interest at such price.

14.02   Terms of Purchase and Sale.

The closing of any purchase or sale made pursuant to Section 14.01 (each, a "Put/Call Closing") will take place sixty (60) days after determination of the Put Price or the Call Price, as the case may be (the "Put/Call Closing Date"). The purchase price shall be payable in full on the Put/Call Closing Date. If the Put/Call Closing Date as set forth above is not a business day, the Put/Call Closing shall take place the following business day.

14.03   Deliveries at the Put/Call Closing

(a)   At a Put/Call Closing, the Investor Member will deliver to the Managing Member the following executed documentation, in form reasonably acceptable to the Managing Member and the Investor Member:

(i)   an irrevocable assignment of all right, title and interest in, to and under the Investor Member's Interest, including without limitation any and all rights to participate in governance or decision-making of the Company;

(ii)   a representation and warranty by the Investor Member that the Investor Member's Interest is free and clear of all encumbrances, which representation and warranty will survive the Put/Call Closing and will continue for a period of one-year following the Put/Call Closing; and

(iii)   such other documentation as the Managing Member may reasonably require in order to vest in the Managing Member full right, title and interest in and to the Investor Member's Interest free and clear of all encumbrances.

(b)   At the Put/Call Closing, the Managing Member will deliver to the Investor Member the purchase price in immediately available funds.

(c)   If the Managing Member does not consummate a purchase of the Investor Member's Interest following the giving of a Put Notice or a Call Notice, the Investor Member may, without prejudice to any other rights that it may have, either cancel the purchase or exercise the removal right provided for in Section 11.03 above.

(d)   If the Investor Member does not deliver at the Put/Call Closing the documents required to be delivered by it pursuant to this Agreement, then the Managing Member may, without prejudice to any other rights that it may have, either:

(i)   by notice to the Investor Member, cancel the purchase; or

(ii) pay the amount payable to the Investor Member to an account for the credit of the Investor Member at the Company's bank. From and after the date of payment (or if there is no amount owed to the Investor Member, then from and after the Put/Call Closing at which the Managing Member tenders all documents that it is required to tender): (A) all rights, both at law and in equity, in and to the Investor Member's Interest will be deemed to have been assigned to and vested in the Managing Member and the Investor Member will have no further rights in it and (B) the Managing Member will have the right to execute and deliver, on behalf of and in the name of the Investor Member, such deeds, assignments, transfers, resignations, releases or other documents that may be necessary or desirable to complete the purchase of the Investor Member's Interest. the Investor Member hereby irrevocably appoints the Managing Member as its lawful attorney-in-fact and agent for such matters. The appointment is coupled with an interest, which will not be revoked by the dissolution, winding-up, bankruptcy or insolvency of the Investor Member, and the Investor Member hereby ratifies and confirms all that the Managing Member may lawfully do or cause to be done by virtue of this Section 14.03.

14.04 Purchase Price of Investor Member's Interest

(a) Within thirty (30) days following any exercise of the rights to sell or purchase as provided above, the Managing Member shall provide to the Investor Member a schedule setting forth its calculation of the Put Price or the Call Price, as applicable, as of the Valuation Date (the "Draft Valuation Statement").

(b) The Managing Member shall provide the Investor Member with reasonable access at reasonable times and upon reasonable notice to the records, financial information and any other data that were used, or that may be reasonably requested, in order to determine the Put Price or the Call Price, as applicable, and shall cause the personnel of the Managing Member to reasonably cooperate with the Investor Member in connection with its review of the Draft Valuation Statement. If the Investor Member accepts the Put Price or the Call Price, as applicable, in the Draft Valuation Statement by notice or by deemed acceptance pursuant to Section 14.04(c), then the Put Price or the Call Price, as applicable, set forth in the Draft Valuation Statement shall be the final Put Price or the Call Price, as applicable, and shall be conclusive and binding upon all parties.

(c) If the Investor Member does not agree with the Put Price or the Call Price, as applicable, as set forth in the Draft Valuation Statement, it shall notify the Managing Member of its disagreement with such determination, including with such notice (i) the Investor Member's determination of the Put Price or the Call Price, as applicable, and (ii) setting forth in reasonable detail any bases for any disagreement (a "Disagreement Notice"). Failure to deliver a Disagreement Notice within thirty (30) days after receipt of a Draft Valuation Statement shall be deemed acceptance of the Draft Valuation Statement as the Put Price or the Call Price, as applicable. The Managing Member shall have the option, by specific written notice, to elect to accept the determination of the Put Price or the Call Price, as applicable, set forth in the Disagreement Notice. Absent such election, then within fifteen (15) days of delivery of the Disagreement Notice, the parties shall meet in order to endeavor to resolve any such disagreements as to the Put Price or the Call Price, as applicable (such period, the "Negotiation Period").

(d)   If the parties are unable to resolve the disagreement as to the Put Price or the Call Price, as applicable, during the Negotiation Period, the parties shall promptly and mutually reasonably agree to and select a member or an associate of a licensed major national commercial real estate appraisal firm with MAI designation having at least 10 years of experience appraising commercial properties in Boston, Massachusetts of a nature and type generally similar to the Project and the mix of uses therein (the "Independent Appraiser") in order to determine the Put Price or the Call Price, as applicable. Upon selecting an Independent Appraiser, the parties shall promptly furnish to the Independent Appraiser such information concerning the Put Price or the Call Price, as applicable, as the Independent Appraiser may request or the parties may deem relevant. The Independent Appraiser shall determine the actual final Put Price or the Call Price, as applicable, by selecting either the determination of the Managing Member set forth in the Draft Valuation Statement or the determination of the Investor Member set forth in the Disagreement Notice in its entirety (i.e., so-called "baseball arbitration") and the Put Price or the Call Price, as applicable, that is then so determined by the Independent Appraiser (which determination the Independent Appraiser shall be instructed to render in writing within thirty (30) days following the selection of such Independent Appraiser) shall be binding upon the parties. The fees and expenses of the Independent Appraiser shall be shared equally by the Managing Member and the Investor Member.

ARTICLE 15 - AMENDMENTS

15.01 Proposal and Adoption of Amendments Generally.

(a) Amendments to this Agreement to reflect the addition or substitution of an Investor Member, the designation of a successor Managing Member, or the withdrawal of a Managing Member or a change in the members of an Investor Member shall be made at the time and in the manner referred to in Section 15.02. Any other amendments to this Agreement may be proposed:

(i)   by the Managing Member, which shall give Notice to the Investor Member of (A) the text of such amendment, (B) a statement of the purpose of such amendment and (C) an opinion of counsel obtained by the Managing Member to the effect that such amendment is permitted by the Act, will not impair the limited liability of Investor Member and will not adversely affect the classification of the Company as a partnership for Federal income tax purposes; or

(ii)   by Investor Member, which shall submit to the Managing Member (A) the text of such proposed amendment, (B) a statement of the purposes of such amendment and (C) an opinion of counsel acceptable to the Managing Member to the effect that such amendment is permitted by the Act, will not impair the limited liability of Investor Member, and will not adversely affect the classification of the Company as a partnership for Federal income tax purposes.

(b) Except as otherwise provided for with respect to amendments described in Section 15.02 or Section 7.13(l), an amendment to this Agreement shall be adopted if (i) such amendment, shall have been consented to by the Managing Member and (ii) the Managing Member shall have received the Consent of the Investor Member.

(c) The Managing Member shall within a reasonable time after the adoption of any amendment to this Agreement make any official filings or publications required or desirable to reflect such amendment including any required filing for recordation of any amendment to the Certificate.

15.02 Amendments on Admission or Withdrawal of Members.

(a) If this Agreement shall be amended as a result of substituting an Investor Member pursuant to Section 9.03, the amendment to this Agreement shall be signed by the Managing Member, by the Person(s) to be substituted, and by the assigning Investor Member. Notwithstanding the foregoing, the designation of a Substitute Investor Member pursuant to Section 9.02(e) shall not require an amendment to this Agreement and shall not require the consent of the Managing Member.

(b) If this Agreement shall be amended to reflect the designation of an additional or successor Managing Member, such amendment shall be signed by the Managing Member, and by such additional or successor Managing Member, and by the Investor Member.

(c) If this Agreement shall be amended to reflect the withdrawal of the Managing Member and the business of the Company is continued, such amendment shall be signed by the withdrawing Managing Member, the remaining or successor Managing Member and the Investor Member.

ARTICLE 16 - CONSENTS AND VOTING

16.01 Method of Giving Consent.

Any consent or approval required by this Agreement may be given by a written consent given by the applicable Member(s) and received by the Managing Member at or prior to the doing of the act or thing for which the consent is solicited, provided that such consent shall not have been nullified by notice to the Managing Member of such nullification by the applicable Member(s) prior to the doing of any act or thing.

16.02 Submissions to Investor Member.

The Managing Member shall give the Investor Member Notice of any proposal or other matter required by any provision of this Agreement to be submitted for consideration and approval of the Investor Member. Such Notice shall include any information required by the relevant provision.

16.03 Informational Meetings.

The Investor Member shall have the right to require, by Notice to the Managing Member, that the Managing Member meet for informational purposes with the Investor Member at the office of the Managing Member. Any such request shall specify in reasonable detail the matters to be considered or discussed at such meeting.

ARTICLE 17 - GENERAL PROVISIONS

17.01 Burden and Benefit.

The covenants and agreements contained herein shall be binding upon and inure to the benefit of the heirs, executors, administrators, successors and assigns of the respective parties hereto.

17.02 Applicable Law.

This Agreement shall be construed and enforced in accordance with the laws of The Commonwealth of Massachusetts.

17.03 Pronouns and Plurals.

All pronouns used herein shall be deemed to refer to the masculine, feminine, neuter, singular or plural as the identity of the Person or Persons may require in the context, and the singular form of nouns, pronouns and verbs shall include the plural, and vice versa, whichever the context may require.

17.04 Counterparts.

This Agreement may be executed in several counterparts, each of which shall constitute one agreement binding on all parties hereto, notwithstanding that all the parties shall not have signed the same counterpart.

17.05 Separability of Provisions.

Each provision of this Agreement shall be considered separable and if for any reason any provision which is not essential to the effectuation of the basic purposes of the Agreement is determined to be invalid and contrary to any existing or future law, such invalidity shall not impair the operation of or affect those provisions of this Agreement that are valid.

17.06 Entire Agreement.

This Agreement, together with the Exhibits attached hereto sets forth all (and is intended by all parties to be an integration of all) of the promises, agreements and understandings among the parties hereto with respect to the subject matter hereof.

17.07 Arbitration.

In the event of any arbitration pursuant to this Agreement, such arbitration shall be held in Boston, Massachusetts in accordance with Chapter 251 of the Massachusetts General Laws, as amended from time to time, and the then commercial arbitration rules of the American Arbitration Association. The award of the arbitrator shall be enforceable by a court of competent jurisdiction, but such arbitrator shall have no power beyond those given by the agreement of the parties (subject to the provisions of this Agreement) at the time a matter is submitted for arbitration.

17.08 Equitable Remedies.

Each Member shall, in addition to rights provided herein or as may be provided under applicable law, be entitled to all equitable remedies, including those of specific performance and injunction, to enforce its rights hereunder.

17.09 Creditors.

None of the provisions of this Agreement shall be for the benefit of or enforceable by any creditor of any Member or of the Company.

17.10 Publicity.

The Managing Member shall (i) provide at the site of the Project, from the commencement of construction work until substantial occupancy, a sign satisfactory to the Investor Member and in accordance with applicable law identifying the Investor Member as a source of funding for the Project; (ii) make appropriate reference to the Investor Member as a source of funding in all publicity relating to the Project during the term of the Company; (iii) provide to the Investor Member photographs, renderings, slides and any other available reproducible image of the Project and any brochures prepared with respect to the Project or the Sponsor and (iv) provide advance written notice to the Investor Member of, and consult with the Investor Member regarding, any publicity for the Project such as groundbreakings, marketing events and announcements. In addition, if requested by the Investor Member, the Managing Member will deliver to the Investor Member professional quality photographs of the Project with permission for the Investor Member to use, reproduce and disseminate the photographs as the Investor Member may desire. If the Project includes renovations of the improvements, such photographs shall include photographs prior to construction and after completion of the Project. Any such photographs shall be delivered to the Investor Member within thirty (30) days after completion of the Project.

17.11 Third Party Beneficiary.

This Agreement is solely for the benefit of the Members, their respective successors and permitted assigns and no person (other than MassHousing with respect to the MassHousing Rider), shall have any right, benefit, priority or interest under, or because of the existence of this Agreement.

[Balance of Page Intentionally Blank]

IN WITNESS WHEREOF, the parties hereto have executed and delivered this First Amended and Restated Operating Agreement under seal as of the date first above written.

MANAGING MEMBER:

1463 DOT AVE MM LLC, a Delaware limited liability company

By: TLEE DEVELOPMENT LLC, its manager

By: _____
Travis Lee
Sole Member

INVESTOR MEMBER:

HEALTHY NEIGHBORHOODS EQUITY FUND II LIMITED PARTNERSHIP, a Delaware limited partnership

By: MHIC HNEF II Manager LLC, its general partner

By: Massachusetts Housing Investment Corporation, its sole member

By: _____
Spencer Thornley
Investment Officer

IN WITNESS WHEREOF, the parties hereto have executed and delivered this First Amended and Restated Operating Agreement under seal as of the date first above written.

MANAGING MEMBER:

1463 DOT AVE MM LLC, a Massachusetts limited liability company

By: TLEE DEVELOPMENT LLC, its manager

By:_____
Travis Lee
Sole Member

INVESTOR MEMBER:

HEALTHY NEIGHBORHOODS EQUITY FUND II LIMITED PARTNERSHIP, a Delaware limited partnership

By: MHIC HNEF II Manager LLC, its general partner

By: Massachusetts Housing Investment
Corporation, its sole member

By:_____
Spencer Thornley
Investment Officer

<u>MASSHOUSING RIDER TO OPERATING AGREEMENT</u>

This MassHousing Rider to Operating Agreement (the "<u>Rider</u>") is attached to and made a part of the Amended and Restated Operating Agreement, dated as of the date hereof (the "<u>Operating Agreement</u>"), of **1463 DOT AVE LLC**, a limited liability company organized under the laws of the Commonwealth of Massachusetts (the "<u>Company</u>"). The terms of this Rider are incorporated into the Operating Agreement in order to induce the Massachusetts Housing Finance Agency ("<u>MassHousing</u>") to make the following mortgage loans to the Company:

    (i)   a first mortgage loan in the original principal amount of **$5,550,000** (the "<u>First Loan</u>"), as evidenced by a First Mortgage Note (the "<u>First Note</u>") and secured by, *inter alia*, a First Mortgage, Security Agreement, Financing Statement (Fixture Filing) and Assignment of Leases and Rents (the "<u>First Mortgage</u>"); and

    (ii)   a workforce mortgage loan in the original principal amount of **$2,500,000** (the "<u>Workforce Loan</u>"), evidenced by a Workforce Mortgage Note (the "<u>Workforce Note</u>") and secured by, *inter alia*, a Workforce Mortgage, Security Agreement, Financing Statement (Fixture Filing) and Assignment of Leases and Rents (the "<u>Workforce Mortgage</u>");

from the Company to MassHousing and dated as of the date hereof. For purposes hereof, the First Loan and the Workforce Loan are collectively referred to as the "<u>Loan</u>;" the First Note and the Workforce Note are collectively referred to as the "<u>Note</u>;" and the First and the Workforce Mortgage are collectively referred to as the "<u>Mortgage</u>." The Loan is further evidenced and secured by a Regulatory Agreement (the "<u>Regulatory Agreement</u>"), a Development Fund Agreement (the "<u>DFA</u>"), and a Disposition Agreement, all by and between MassHousing and the Company and dated as of the date hereof, and by related contract documents, as more fully described in the Mortgage, all of which, together with the Note and Mortgage, are collectively referred to in this Rider as the "<u>Contract Documents</u>."

The Loan is being made by MassHousing to the Company to provide permanent financing for the development known as "1463 Dorchester Ave," located at 1463-1469 Dorchester Avenue, Dorchester, Massachusetts, as more fully described in the Mortgage (the "<u>Development</u>").

The Company's Manager(s), Managing Member(s) and Member(s) are as specified in the Operating Agreement. Any other capitalized terms not defined herein shall have the meanings ascribed to them in the Contract Documents.

The parties hereto agree that the following covenants, terms and conditions shall be part of and shall modify and supplement the Operating Agreement, and that in the event of any inconsistency or conflict between the covenants, terms, and conditions of the Operating Agreement and this Rider, the following covenants, terms, and conditions of this Rider shall control and prevail.

    1.   <u>The Company</u>.

        (a)   <u>Company Purpose</u>. The sole purpose of the Company shall be to develop, construct, rehabilitate, own and lease the Development as affordable rental housing in accordance with the requirements of the Regulatory Agreement. The Company shall not engage in any other business and shall not have or acquire an ownership interest in any asset other than the Development.

(b)   New Members; Transfers of Beneficial Interest. The admission, change or substitution of any Manager, Managing Member or Member, and the conveyance, assignment, transfer, surrender or relinquishment of a beneficial interest in the Company and/or of any right to manage or receive the rents and profits of the Development (including any action or event constituting a Transfer under MassHousing's Transfer Policy, as described in the Regulatory Agreement), shall be subject to the requirements set forth in the Regulatory Agreement, including, if applicable, the prior written approval of MassHousing. Any new or substitute Manager, Managing Member or Member must agree to acknowledge the Company's obligations to MassHousing in connection with the Loan and the operation of the Development (including, without limitation, this Rider, any of the Contract Documents and/or any other instrument as requested by MassHousing). At MassHousing's request, such acknowledgement shall be made in a written instrument in form and substance acceptable to MassHousing; provided, however, that the execution of any instrument effecting, accepting or otherwise acknowledging the inclusion of any such new or substitute Manager, Managing Member or Member into the Company shall be deemed and shall constitute such acknowledgment.

(c)   Declaration of Bankruptcy. The Company shall not authorize the commencement of any voluntary bankruptcy, receivership, or insolvency proceeding without the written consent of all of the Manager(s), Managing Member(s) and Member(s).

(d)   Voluntary Dissolution. The Company may not voluntarily be dissolved without the prior written approval of MassHousing.

(e)   Continuation of the Company. Upon the withdrawal, termination, retirement, dissolution, bankruptcy, death or declaration of legal incompetence of any Manager or Managing Member, either voluntarily or by operation of law, the remaining Manager(s) or Managing Member(s), if any (or, if none, the remaining Manager(s), Managing Member(s) and Member(s)), shall promptly notify MassHousing of such event and shall continue the business of the Company, and, if no Manager or Managing Member remains, the Member(s) shall appoint a successor Manager or Managing Member acceptable to MassHousing. The retirement, death, dissolution, bankruptcy or declaration of legal incompetence of the Manager(s) or Managing Member(s), or any other event of dissolution or disassociation of the Company under the Massachusetts Limited Liability Company Act (M.G.L. Chapter 156C) shall not dissolve the Company, and the business of the Company shall be continued by the remaining Manager(s), Managing Member(s) and Member(s).

(f)   Right, Title and Control of Development. Upon any dissolution of the Company, no title or right to possession and control of the Development, and no right to collect the rents from the Development, shall pass to any party or person who is not bound by the Contract Documents.

2.   Manager or Managing Member.

(a)   Engagement in Business and Activities. If the Company's Manager or Managing Member (which term, for purposes of this Rider, shall, except where the context provides otherwise, be deemed to include each Manager or Managing Member, if more than one) is a corporation, partnership or limited liability company, such Manager or Managing Member shall not engage in any business or activity or have a controlling interest in any property, business or asset other than MassHousing-financed developments unless otherwise approved in writing by MassHousing.

(b)   Authority. The Manager or Managing Member shall be solely responsible for the management of the Company's business, with all the rights and powers generally conferred by law and the Operating Agreement. Any party dealing with the Company may rely on a certificate signed by the Manager or Managing Member (or a single Manager or Managing Member, if more than one) that the Manager or Managing Member has all necessary power and authority to bind the Company by its acts.

(c)   Reliance on Manager or Managing Member. The Members are entering into the Operating Agreement and MassHousing is making the Loan in reliance upon the unique expertise, skills and management ability of the Manager or Managing Member. The Manager or Managing Member shall not assign, delegate or permit the assignment of its management rights, whether voluntarily or involuntarily, without the prior written consent of MassHousing. In the event of the involuntary assignment of the Manager or Managing Member's interest in the Company as a result of the Manager or Managing Member's death, dissolution, bankruptcy, or declaration of legal incompetence or incapacity, the Manager or Managing Member's assignees or successors in interest shall be entitled only to the rights of an assignee of the Manager or Managing Member's economic interest in the Company, if any, and shall not succeed to any of the Manager or Managing Member's management rights or authority without the prior written approval of MassHousing.

(d)   Execution of Documents. The Manager or Managing Member (or any Manager or Managing Member, if more than one), by its authorized representative, is authorized to execute and deliver the Contract Documents and any other documents required by MassHousing in connection with the Loan on behalf of the Company, and the delivery thereof to MassHousing shall constitute conclusive evidence that such execution and delivery have been duly authorized.

(e)   Designation of Company Representative. The Company designates the Manager or Managing Member (or any Manager or Managing Member, if more than one) as its representative for all matters concerning the Development that require MassHousing's consent or approval, and the signature of an authorized representative of the (or, as applicable, any) Manager or Managing Member shall bind the Company in all such matters.

3.   Operating Agreement.

(a)   Term. The Operating Agreement, including this Rider, shall remain in full force and effect for so long as MassHousing is the holder of the Note and Mortgage (or, if the Note or Mortgage, as applicable, comprises multiple notes or mortgages, for so long as

MassHousing is the holder of any such note or mortgage). The Operating Agreement shall not have a term that is shorter than the term of the Note (or, if the Note comprises multiple notes, the longest term of all such notes).

(b)   Amendment. No amendment to the Operating Agreement, including this Rider, that would affect the rights of MassHousing under the Contract Documents and/or under this Rider shall be made without the prior written consent of MassHousing, and any amendment purported to be made without such consent shall be void and without effect.

(c)   Conflicting Provisions in Contract Documents and Operating Agreement. Notwithstanding any other provision of the Operating Agreement, including this Rider, in the event that any provision of the Operating Agreement or this Rider conflicts with the Contract Documents (or any of them), the provisions of the Contract Documents shall control. Nothing in the Operating Agreement, including this Rider, shall serve to impede or restrict MassHousing's rights under the Contract Documents.

4.   Member Loans. The terms of any loan(s) or advance(s) to the Company by any Member (each, a "Member Loan"), shall be subject to the prior written approval of MassHousing. Any payment made by the Company on a Member Loan shall be subject to and must comply with the terms of the Regulatory Agreement, including, without limitation, the provisions thereof regarding "Use of Development Revenues" and "Distributions."

5.   Assignment or Pledge of Company Interests.

(a)   MassHousing Loan. Any Member may assign or pledge its interest in the Company to MassHousing as security for the Loan. Upon exercise by MassHousing of its rights pursuant to such pledge or assignment, MassHousing shall succeed to all of the assignor's right, title, and interest in the Company, and, at MassHousing's sole election, shall be admitted to the Company as a Substitute Member having all of the rights of a Member attributable to such interest.

(b)   Member Loan. Any assignment or pledge of a Company interest as security for a Member Loan shall be subject to the prior written approval of MassHousing. Notwithstanding any provision to the contrary in the Operating Agreement or any documentation entered into in connection with a Member Loan, any pledge of Company interests to secure such Member Loan is and shall be subject to any and all pledges to MassHousing under the DFA and any other applicable Contract Documents.

6.   Development Operations.

(a)   Limitations on Distributions. Distributions to the Members, or any of them, shall be subject to the limitations set forth in the Regulatory Agreement.

(b)   Reserves and Escrows. Operating and Replacement Reserves for the Development and any other reserves and escrows for the Development described in the Contract Documents shall be maintained as set forth in the Regulatory Agreement and any other applicable Contract Documents. Unless the Operating Agreement expressly provides otherwise, the amounts of reserves and escrows required under the Contract Documents shall be credited toward the amount of any corresponding reserves and escrows required under the Operating Agreement. If the Operating Agreement and/or any of the Contract Documents provides for replenishment of any such reserves or escrows, MassHousing's prior written confirmation that the source of funds for replenishment contemplated by the Company to effect such provisions is consistent with the Development budget previously approved by MassHousing and is acceptable to MassHousing shall be required in connection with each required replenishment.

(c)   Management Agent. The hiring of a management agent for the Development, the management contract and the management fees payable thereunder shall be subject to the prior written consent of MassHousing, and no provision in the Operating Agreement, including this Rider, shall serve to impede or restrict MassHousing's rights under the Contract Documents to require termination of the management contract and designation of a management agent acceptable to MassHousing. No distribution or loan to the Company may be guaranteed by any assignment of any management fee to be received by any Member.

7.   MassHousing as Third-Party Beneficiary. The provisions of this Rider are intended for the benefit of MassHousing so long as the Loan (or, if more than one loan comprises the Loan, so long as any such loan) shall remain outstanding, and MassHousing (or its assignee) shall have the right to enforce the provisions of this Rider as a third-party beneficiary. Violation of the provisions of this Rider shall constitute an event of default under the Contract Documents.

[The remainder of this page is intentionally blank. Signature page(s) follow.]

IN WITNESS WHEREOF, the undersigned, being all of the Manager(s), Managing Member(s) or Member(s) of the Company, have executed this MassHousing Rider to Operating Agreement as of the date set forth above.

MANAGING MEMBER:

1463 DOT AVE MM LLC, a Delaware limited liability company

By: TLEE DEVELOPMENT LLC, its manager

By: _____

Travis Lee
Sole Member

INVESTOR MEMBER:

HEALTHY NEIGHBORHOODS EQUITY FUND II LIMITED PARTNERSHIP, a Delaware limited partnership

By: MHIC HNEF II Manager LLC, its general partner

By: Massachusetts Housing Investment
Corporation, its sole member

By:_____

Spencer Thornley
Investment Officer

IN WITNESS WHEREOF, the undersigned, being all of the Manager(s), Managing Member(s) or Member(s) of the Company, have executed this MassHousing Rider to Operating Agreement as of the date set forth above.

<u>**MANAGING MEMBER**</u>:

1463 DOT AVE MM LLC, a Massachusetts limited liability company

By: TLEE DEVELOPMENT LLC, its manager

By:_____
    Travis Lee
    Sole Member

<u>**INVESTOR MEMBER**</u>:

HEALTHY NEIGHBORHOODS EQUITY FUND II LIMITED PARTNERSHIP, a Delaware limited partnership

By: MHIC HNEF II Manager LLC, its general partner

By: Massachusetts Housing Investment
     Corporation, its sole member

By:_____
    Spencer Thornley
    Investment Officer

EXHIBIT A

NAMES, ADDRESSES AND CAPITAL CONTRIBUTIONS OF THE MEMBERS

	Percentage Interest	Budgeted Capital Contribution
MANAGING MEMBER		
1463 Dot Ave MM LLC c/o TLee Development LLC 1452 Dorchester Avenue, 4th Floor Boston, MA 02122	18.18%	$300,000
INVESTOR MEMBER		
Healthy Neighborhoods Equity Fund II Limited Partnership c/o Massachusetts Housing Investment Corporation 21 Custom House Street, 8th Floor Boston, Massachusetts 02110 Attn: Asset Management – 1463 Dot Ave	81.82%	$1,350,000
Total Capital Contributions	100.000%	$1,650,000

EXHIBIT B

PROPERTY DESCRIPTION

1463-1469 Dorchester Avenue, Boston (Dorchester), Massachusetts

I.   **1463 Dorchester Avenue, Dorchester**

That certain parcel of land with the buildings thereon numbered fourteen hundred sixty-three (1463) in the numbering of Dorchester Avenue being Assessor's Parcel 561 and supposed to contain about thirty-five hundred fifty-three (3,553) square feet.

Said land is situated in Ward 15, in the Dorchester-Ronan Park District shown on the Boston Assessors' Plans of said City, filed in the office of the Board of Assessors.

Said parcel is also described as follows:

A certain parcel of land with the buildings thereon situated in that part of Boston called Dorchester, being shown as Lot D on a plan made by E.L. Moulton, Surveyor, dated March 16, 1927, recorded with Suffolk Deeds, Book 6751, Page 137, being bounded and described as follows:

EASTERLY   by Dorchester Avenue, thirty-eight and 30/100 (38.30) feet;

NORTHEASTERLY   by a curved line forming the junction of said Dorchester Avenue and Charles Street, twelve and 91/100 (12.91) feet;

NORTHWESTERLY   by said Charles Street, seventy-nine and 54/100 (79.54) feet;

SOUTHWESTERLY   by Lot C on said plan, forty-four and 56/100 (44.56) feet; and

SOUTHEASTERLY   by Lot E on said plan, seventy-one and 12/100 (71.12) feet.

Containing 3,553 square feet of land.

II.   **1469 Dorchester Avenue, Dorchester**

The land situated in that part of Boston called Dorchester, Suffolk County, Massachusetts, with the buildings thereon shown as Lot E on a plan made by E.L. Moulton, Surveyor, dated March 16, 1927, recorded with Suffolk Deeds, Book 6751, Page 137, more particularly bounded and described as follows:

NORTHWESTERLY   by Lot D on said plan, seventy-one and 12/100 (71.12) feet;

EASTERLY   by Dorchester Avenue, twenty-four and 14/100 (24.14) feet;

SOUTHEASTERLY   by land of Dorchester Rapid Transit, City of Boston as shown on said plan, by two lines, thirty-eight and 73/100 (38.73) feet and twenty-three and 84/100 (23.84) feet, respectively; and

SOUTHWESTERLY   by Lot C on said plan, twenty-eight and 93/100 (28.93) feet.

Containing 1,778 square feet of land.

EXHIBIT C

[intentionally omitted]

EXHIBIT D

LIST OF ENVIRONMENTAL REPORTS

1. Phase 1 Environmental Site Assessment
2. Geotechnical Report
3. Addendum to Geotechnical Report

EXHIBIT E

SOURCES AND USES

(See Attached)

1463 Dot Ave

Exhibit 11
Construction Period Sources and Uses
12.2.2021

SOURCES OF CASH:	*Total*	*Nov-21* **Closing**	*Dec-21* *Month 1*	*Jan-22* *Month 2*	*Feb-22* *Month 3*	*Mar-22* *Month 4*	*Apr-22* *Month 5*	*May-22* *Month 6*	*Jun-22* *Month 7*	*Jul-22* *Month 8*
MHIC Construction Loan	7,450,000	489,184	97,753	122,753	172,753	152,753	197,753	197,753	247,753	776,099
MassHousing Perm Loan (not funded during construction)	5,500,000									
Developer Equity	300,000	300,000								
HNEF Equity (coming in post completion)	1,350,000									
MHIC Bridge loan (until HNEF funds come in)	1,350,000	1,291,866								
Mass Housing Sub Loan (not funded in Construction)	2,500,000									
SUBTOTAL	9,100,000	2,081,050	97,753	122,753	172,753	152,753	197,753	197,753	247,753	776,099
Repayment: Construction Loan	0									
TOTAL SOURCES, NET	9,100,000	2,081,050	97,753	122,753	172,753	152,753	197,753	197,753	247,753	776,099
Cumulative Sources		2,081,050	2,178,803	2,301,556	2,474,309	2,627,062	2,824,815	3,022,568	3,270,321	4,046,420
9,650,000		118,800	-125,000	0	6,200	0	0	0	0	0

USES OF CASH:	*Total*	**Closing**	*Dec-21*	*Jan-22*	*Feb-22*	*Mar-22*	*Apr-22*	*May-22*	*Jun-22*	*Jul-22*
Acquisition	1,200,000	1,200,000								
Direct Construction	5,900,000	0	75,000	100,000	100,000	125,000	150,000	175,000	225,000	664,346
Construction Contingency	295,000									59,000
Subtotal: Construction	6,195,000	0	75,000	100,000	100,000	125,000	150,000	175,000	225,000	723,346
General Development Costs:										
Architecture & Engineering	265,000	220,000	3,214	3,214	3,214	3,214	3,214	3,214	3,214	3,214
Surveys, Civil and Permits	80,000	80,000								
Environmental / Geo Engineer	17,500	17,500								

Legal	45,000	45,000								
Title & Recording	30,000	30,000								
Accounting & Cost Cert.	15,000									
Marketing & Rent Up	70,000	0								
Real Estate Taxes	15,000	5,000				5,000				5,000
Insurance	65,000	50,000								
Appraisal	13,700	13,700								
Security	5,000	0								
MHIC Bridge loan interest	58,134									
Construction Loan Interest	225,000	15,000	15,000	15,000	15,000	15,000	15,000	15,000	15,000	15,000
Inspecting Engineer	30,000	3,500	2,038	2,038	2,038	2,038	2,038	2,038	2,038	2,038
Contractor Bonding	53,550	53,550								
Other Financing Fees	224,000	224,000								
Owners Rep / Clerk	35,000	5,000	2,500	2,500	2,500	2,500	2,500	2,500	2,500	2,500
Utility backcharges	204,964		125,000		43,800					
Soft Cost Contingency	104,316						25,000			25,000
Subtotal: Gen Dev Costs	1,556,164	762,250	147,753	22,753	66,553	27,753	47,753	22,753	22,753	52,753
Operating Reserves (funded at stabilization)	298,836				0					
Developer Overhead	200,000	0	0	0	0	0	0	0	0	0
Developer Fee (funded at Stabilization)	200,000									
TOTAL USES:	9,100,000	1,962,250	222,753	122,753	166,553	152,753	197,753	197,753	247,753	776,099
Cumulative Uses:		1,962,250	2,185,003	2,307,755	2,474,308	2,627,061	2,824,814	3,022,566	3,270,319	4,046,418
Percentage of Funds Expended		22%	24%	25%	27%	29%	31%	33%	36%	44%
Construction Loan Balance:		489,184	586,937	709,690	882,443	1,035,196	1,232,949	1,430,702	1,678,455	2,454,554
	9,650,000									
	9,650,000									
construction loan draw down		489,184	97,753	122,753	172,753	152,753	197,753	197,753	247,753	776,099
Cumulative construction loan draw down		489,184	586,937	709,690	882,443	1,035,196	1,232,949	1,430,702	1,678,455	2,454,554
construction period interest	0.0375	1,529	1,834	2,218	2,758	3,235	3,853	4,471	5,245	7,670

1

Aug-22	Sep-22	Oct-22	Nov-22	Dec-22	Jan-23	Feb-23	Mar-23	Apr-23	May-23	Jun-23	Net	Stabilization	
Month 9	Month 10	Month 11	Month 12	Month 13	Month 14	Month 15	Month 16	Month 17	Month 18	Month 19	Balance		
771,099	746,099	746,099	811,099	738,915	697,560	309,578	175,000				7,450,003		-3
											0	$ 5,500,000.00	
											300,000	$ 300,000.00	0
											0	$ 1,350,000.00	
							58,134				1,350,000		
											0	$ 2,500,000.00	0
771,099	746,099	746,099	811,099	738,915	697,560	309,578	233,134	0	0	0	9,100,003	$ 9,650,000.00	-3
													0
771,099	746,099	746,099	811,099	738,915	697,560	309,578	233,134	0	0	0	9,100,003	$ 9,650,000.00	-3
4,817,519	5,563,618	6,309,717	7,120,816	7,859,731	8,557,291	8,866,869	9,100,003	9,100,003	9,100,003	9,100,003			
0	0	0	0	-11,164	0	0	11,164						

Aug-22	Sep-22	Oct-22	Nov-22	Dec-22	Jan-23	Feb-23	Mar-23	Apr-23	May-23	Jun-23	Net Balance		
											1,200,000		0
													0
664,346	664,346	664,346	664,346	664,346	664,346	299,578					5,900,000		0
59,000	59,000	59,000	59,000								295,000		0
723,346	723,346	723,346	723,346	664,346	664,346	299,578					6,195,000		0
											0		0
											0		0
3,214	3,214	3,214	3,214	3,214	3,214						265,000		0
											80,000		0
											17,500		0

											45,000		0
											30,000		0
							15,000				15,000		0
			25,000	25,000	10,000	10,000					70,000		0
											15,000		0
			15,000								65,000		0
											13,700		0
					5,000						5,000		0
							58,134				58,134		
15,000	15,000	15,000	15,000	15,000	15,000						225,000		0
2,038	2,038	2,038	2,038	2,038							30,000		0
											53,550		0
											224,000		0
2,500	2,500	2,500	2,500								35,000		0
				36,164							204,964		0
25,000			25,000	4,316							104,316		0
47,753	22,753	22,753	87,753	85,733	33,214	10,000	73,134	0	0	0	1,556,164	0	0
											0		0
		0									0	298,836	
0	0		0				148,836				148,836	51,164	
							0				0	200,000	0
													0
771,099	746,099	746,099	811,099	750,079	697,560	309,578	221,970	0	0	0			
4,817,517	5,563,615	6,309,714	7,120,813	7,870,892	8,568,452	8,878,030	9,100,000	9,100,000	9,100,000	9,100,000	9,100,000	9,650,000	
53%	61%	69%	78%	86%	94%	98%	100%	100%	100%	100%	100%		
3,225,653	3,971,752	4,717,851	5,528,950	6,267,865	6,965,425	7,275,003	7,450,003	7,450,003	7,450,003	7,450,003			
											9,100,000		
771,099	746,099	746,099	811,099	738,915	697,560	309,578	175,000						
3,225,653	3,971,752	4,717,851	5,528,950	6,267,865	6,965,425	7,275,003	7,450,003	7,450,003	7,450,003	7,450,003			
10,080	12,412	14,743	17,278	19,587	21,767	22,734	23,281	23,281	23,281	23,281	244,539		

EXHIBIT F

HNEF II HEALTHSCORE ELEMENTS

1) **Neighborhood Walkability**

    a) Create space on-site to accommodate a permanent Blue Bike station.

2) **Responsive and Inclusive Development**.

    a) Install Healthy Neighborhoods Equity Fund signage at development site upon receipt of a building permit or install project-specific signage at development site to include QR code linking to webpage, managed by Project Sponsor, to include details related to Healthy Neighborhoods Equity Fund investment.

    b) Maintain community advisory board in order to set priorities and guide development.

    c) Inclusive (universal) design
        i) Use best efforts to align with Enterprise Green Communities 2020 – Healthy Living Environmental Criteria 7.10 & 7.13 found at:
            (1) https://www.greencommunitiesonline.org/healthy-living-environment

    d) Use best efforts to support the preservation and relocation of the BLMinColor memorial.

    e) Use best efforts to offer 300 community residents the opportunity to invest up to $1,000 each in the project and to maintain an investment committee elected from this group of community investors to help guide decisions about the development.

3) **Housing Choice and Affordability**.

    a) Twenty-three (23) of the residential rental units in the Project will be income restricted to households earning up to ninety percent (90%) of the area median income for a minimum of thirty (30) years. In addition, two (2) of the residential rental units in the Project will be income restricted to households earning up to eighty percent (80%) of the area median income for a minimum of thirty (30) years. Additionally, four (4) of the residential rental units in the Project will be income restricted to households earning up to seventy percent (70%) of the area median income in accordance with the City of Boston's Inclusionary Development Policy.

    b) Use best efforts to market homes intentionally and affirmatively to Fields Corner and other Dorchester residents, to a wider audience of households outside of Dorchester, and to housing voucher holders.

4) **Economic Opportunity**.

   a) Use best efforts to create at least 4 permanent jobs and approximately 24 FTE construction jobs (Number of FTE construction jobs = total worker hours estimated (45,240) / 35-hour week x 52 weeks).

   b) Use best efforts to cause the Contractor to contract with local subcontractors.

   c) Use best efforts to cause the Contractor to hire Dorchester, Roxbury, and Mattapan residents.

   d) Use best efforts to maintain at least one Women's Business Enterprise (WBE) on the development team.

   e) Use best efforts to work with the Electricians' Union to create a pre-apprenticeship internship at this project for an 18-24 year-old person of color living in the immediate neighborhood.

   f) Use best efforts to rent ground-floor commercial space to independent, locally-owned commercial or social enterprises (e.g., non-chain businesses), provided that the following uses are prohibited for commercial space within the Project:

      i)   Liquor stores and marijuana dispensaries
      ii)   Smoke and vape shops
      iii)   Adult entertainment
      iv)   Casinos and gaming establishments
      v)   Fast food and national chain restaurants
      vi)   Bars/lounges that do not serve food
      vii)   Payday lenders
      viii) Dollar stores

5) **Low-Carbon Buildings; High-Efficiency**.

   a) High-efficiency fixtures and appliances.
      i) Comply with Enterprise Green Communities 2020 – Criteria 4.1 and 5.7, found at:
         (1) https://www.greencommunitiesonline.org/water
         (2) https://www.greencommunitiesonline.org/operating-energy

   b) Efficient HVAC Equipment.
      i) Comply with applicable ENERGY STAR HVAC-related efficiency features, found at:
         (1) https://www.energystar.gov/partner_resources/residential_new/homes_prog_reqs/multifamily_national_page

c) High-efficiency indoor and outdoor lighting; low-emitting VOC materials; enhanced indoor air quality.
   i) Comply with Enterprise Green Communities 2020 – Criteria 5.8, 6.4 and 7.7, found at:
      (1) https://www.greencommunitiesonline.org/operating-energy
      (2) https://www.greencommunitiesonline.org/materials
      (3) https://www.greencommunitiesonline.org/healthy-living-environment

d) Coordinate with MassSave.

e) Receive Passive House Alliance certification and comply with all Passive House Alliance certification standards on an ongoing basis.

f) Receive EnergyStar certification and comply with all EnergyStar certification standards on an ongoing basis.

g) Receive EPA Indoor airPLUS certification and comply with all EPA Indoor airPLUS certification standards on an ongoing basis.

h) Maintain rooftop solar PV system with the following approximate specifications:
   i) Size: 20 kW-DC
   ii) Output: 24,336 kWh/yr
   iii) Offset of common area electric load: 100%

i) Maintain decoupled thermal condition and ventilation systems, including continuous ventilation using heat recovery ventilation (HRV) systems.

j) Maintain separate, individual electric meters and programmable thermostats for each residential unit and the commercial space.

k) Utilize white or gray roof with future PV installation, with a minimum SRI-53 and .85 Thermal Emittance.

l) Utilize electric heat pumps for heating and cooling residential units and commercial space.

6) **Climate-Resilient Sites; Operational Health and Safety**.

a) Landscaping uses native, drought tolerant, and pollinator species.
   i) Comply with Enterprise Green Communities 2020 – Criteria 3.3 found at:
      (1) https://www.greencommunitiesonline.org/site-improvement

b) Use dark sky lights for outdoor lighting.

    i)   Outdoor lighting should be certified dark sky friendly:
        (1) https://www.darksky.org/our-work/lighting/lighting-for-industry/fsa/

c) Stormwater pollution prevention plan, including permeable or pervious paving and/or other surfaces.
    i)   Use best efforts to align with Enterprise Green Communities 2020 – Criteria 3.4 & 3.5 found at:
        (1) https://www.greencommunitiesonline.org/site-improvement

d) Maintain outdoor patio to be accessible to all tenants, including tenants with impaired mobility.

e) Add planter boxes to sidewalk on Dorchester Avenue.

f) Develop emergency preparedness plan for 1463 Dorchester Ave.

g) Landscaping maintained using Integrated Pest Management.

7) **Sustainable Transportation**.

a) Maintain a total of 0 on-site parking spaces.

b) Provide secure, covered storage for at least 29 pedal bicycles.